UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)      December 12, 2008

# FPIC Insurance Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

| 1-11983 | 59-3359111 |
|---|---|
| (Commission file number) | (IRS Employer Identification No.) |

225 Water Street, Suite 1400
Jacksonville, Florida 32202
(Address of Principal Executive Offices)

(904) 354-2482
(Registrant's Telephone Number, Including Area Code)

***www.fpic.com***

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 5.02.** **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers**

Compensation Actions Regarding Named Executive Officers

On December 12, 2008, the Compensation Committee (the "Committee") of the Board of Directors (the "Board") of FPIC Insurance Group, Inc. (the "Company") took the actions described below.

The executive officers defined as "named executive officers" in Item 402(a)(3) of Regulation S-K and who were named in the summary compensation table in the proxy statement for the Company's 2008 Annual Meeting of Shareholders are referred to below in this Current Report on Form 8-K as "the named executive officers."

(a)        2009 Base Salary Increases:

The Committee approved the following annual base salaries for the named executive officers, effective January 1, 2009:  John R. Byers -- $752,000; Charles Divita, III -- $379,600; and Robert E. White, Jr. -- $454,272.

(b)        Entry into Revised Employment Agreements and Termination of Prior Employment Agreements:

We previously entered into employment agreements (providing for a three-year term of employment for Mr. Byers and two-year terms for each of Messrs. Divita and White) with our named executive officers.  These agreements provided that if we did not extend these agreements by the end of any year, the affected executive officer could terminate his employment by providing at least 90 days' written notice of such termination.  Upon such termination, or upon termination of employment by us without cause, the executive officer would continue to receive his annual salary and benefits for the remaining term of the employment agreement or until the executive directly or indirectly engages in or acts as an employee or consultant for any trade or occupation that is in competition with us.  The executive officers could also terminate their employment in the event of a constructive discharge and continue to receive annual salary and benefits for the remaining term of the employment agreement.  In the case of Mr. Byers, in the event that payments or benefits under the agreement are subject to the excise tax imposed by Section 4999 of the Code or any interest, penalty or addition to tax with respect to such excise tax, the agreement provided for cash gross up payments intended to put him in the same position as though no excise tax, penalty or interest had been imposed upon or incurred as a result of any payment or benefits.

As of December 15, 2008, effective January 1, 2008, the Company entered into revised employment agreements with the named executive officers and terminated the previously existing employment agreements between the Company and the named executive officers.  The primary purpose of the revised employment agreements was to bring them into compliance with Section 409A ("Section 409A") of the Internal Revenue Code of 1986, as amended, and the terms of the revised employment agreements are substantially similar to the terms of the previously existing employment agreements, except as follows:

(i) *Automatic Extension.*  The revised employment agreements automatically extend for an additional one-year term unless the employee is otherwise notified by the Board prior to December 31 of the applicable year.

(ii) *Clarification of Benefits Payable After Separation from Service.* The type of benefits payable after separation from service in certain events has been clarified in the revised employment agreements.

(iii) *Clarification of Noncompetition Provision.* The noncompetition provision has been clarified in the revised employment agreements.

This description of the employment agreements is qualified by the text of the Employment Agreements dated as of January 1, 2008, between the Company and Messrs. Byers, Divita and White, copies of which are filed as Exhibits 10.1, 10.3 and 10.5 to this Current Report on Form 8-K and are incorporated herein by reference.

(c)        Entry into Revised Change in Control Severance Agreements and Termination of Prior Severance Agreements:

We previously entered into severance agreements with certain members of our management, including our named executive officers. These agreements provided that during the three-year coverage period (as defined) after a change in control of the Company if the employment of a named executive officer was terminated by us for any reason other than cause, death or disability, or by that named executive officer for good reason, we would pay severance in a lump sum cash amount equal to three times, in the case of Mr. Byers, or two times, in the case of Messrs. Divita or White, the sum of the affected executive officer's (i) annual salary and (ii) the greater of the target bonus opportunity for the current calendar year or the average of the annual bonuses for the three prior calendar years. In addition, the affected executive officer's stock options, restricted stock and other long-term incentives would immediately vest, and the executive officer would receive for a two-year period benefits under our welfare benefit plans. In the case of Mr. Byers, in the event that payments or benefits under the severance agreement are subject to the excise tax imposed by Section 4999 of the Code or any interest, penalty or addition to tax with respect to such excise tax, the severance agreement provided for cash gross up payments intended to put him in the same position as though no excise tax, penalty or interest had been imposed upon or incurred as a result of any payment or benefits.

As of December 15, 2008, effective January 1, 2008, the Company entered into revised change in control severance agreements with the named executive officers and terminated the previously existing severance agreements between the Company and the named executive officers. The primary purpose of the revised change in control severance agreements was to bring them into compliance with Section 409A, and the terms of the revised change in control severance agreements are substantially similar to the terms of the previously existing severance agreements, except as follows:

(i) *Coverage Period.* As amended, the coverage period begins on the earlier of the occurrence of a Change in Control (as defined) or the termination of employment in contemplation of a Change in Control.

(ii) *Benefits.* As amended, in the case of a covered termination of employment, the executive would receive for 24 months benefits (or the value of such benefits) that include all employment benefits and perquisites rather than merely "welfare" benefits.

The description of the change in control severance agreements is qualified by the text of the Change in Control Severance Agreements dated as of January 1, 2008, between the Company and Messrs. Byers, Divita and White, copies of which are filed as Exhibits 10.2, 10.4 and 10.6 to this Current Report on Form 8-K and are incorporated herein by reference.

(d)        <u>Termination of Participation in Excess Benefit Plan and SERP; Entry into Deferred Compensation Agreements</u>:

Effective December 31, 2008, we have terminated our Excess Benefit Plan as to all of our active employees.  Our Excess Benefit Plan is a defined benefit plan applicable to certain of our employees, including Messrs. Divita and White.  Also effective December 31, 2008, Mr. Byers has terminated his participation in our Supplemental Executive Retirement Plan (also a defined benefit plan, the "SERP").  In lieu of the Excess Benefit Plan and the SERP, the Company entered into Deferred Compensation Agreements with our named executive officers.

Our Excess Benefit Plan is an unfunded, nonqualified plan that is designed to provide retirement benefits to participants in our Defined Benefit Plan (other than those who participate in the SERP) as a replacement for those retirement benefits reduced by regulations under the Internal Revenue Code.  Together, the Defined Benefit Plan and Excess Benefit Plan were intended to provide the executive officers with retirement income equivalent to that provided to all other employees under the Defined Benefit Plan.

Our SERP is an unfunded, nonqualified plan that provides participants selected by the Compensation Committee with income at retirement.  Mr. Byers is the only active employee who had been selected to participate.  A participant in the SERP is eligible to retire and receive a retirement benefit beginning on the earlier of such participant's (i) early retirement date, (ii) disability retirement date or (iii) normal retirement date.  The retirement benefit at the normal retirement date equals 60% of pre-retirement compensation (averaged over the highest three consecutive years of service), less Defined Benefit Plan and all predecessor plans' benefits and Social Security benefits, multiplied by the percentage of benefits vested.  Vesting occurs over 20 years.  Compensation for purposes of the SERP includes the salary of a participant but does not include bonuses.  Early retirement is permitted at age 60, or, with the permission of our Compensation Committee, age 55.  The early retirement benefit equals the retirement benefit at the normal retirement date, multiplied by an early retirement factor that ranges from .4862 if early retirement occurs at age 55 to .9231 if early retirement occurs at age 64.  A participant terminating employment due to a permanent and total disability will be eligible for a disability retirement benefit equal to 60% of pre-retirement compensation, less Defined Benefit Plan and all predecessor plans' benefits and Social Security benefits.  In the event of a married participant's death before retirement, the participant's spouse will be eligible to receive a death benefit equal to 50% of the retirement benefit the participant would otherwise have been eligible to receive.  Benefits under the SERP are payable in the same form as elected by the participant under the Defined Benefit Plan.

The Deferred Compensation Agreements replace the benefits previously provided by the Excess Benefit Plan and the SERP with the benefits under the Deferred Compensation Agreements described below.

Pursuant to separate Deferred Compensation Agreements entered into effective December 31, 2008, between the Company and each of Messrs. Byers, Divita, and White, the Company will, as soon as reasonably practicable after January 12, 2009, contribute to the accounts of the named executive officers under our Deferred Compensation Plan (a defined contribution plan) the following amounts: John R. Byers -- $1,276,433; Charles Divita, III -- $137,947; and Robert E. White, Jr. -- $535,430.  In addition, the Deferred Compensation Agreements provide that the Company will annually contribute to the accounts of the named executive officers under the Deferred Compensation Plan the following percentages of their respective base salaries for that year: John R. Byers -- 19% in 2009, increasing by 2.75 percentage points annually through 2018 and reverting to 19% in 2019 and later years; Charles Divita, III – 5.25%; and Robert E. White, Jr. – 16.0%.

Also pursuant to the Deferred Compensation Agreements, the Company agreed to transfer to the rabbi trust established with respect to the Deferred Compensation Plan cash equal to the amount of these contributions to the Deferred Compensation Plan.  Contributions to the Deferred Compensation Plan made pursuant to the Deferred Compensation Agreements are credited to a Retirement Account under the Deferred Compensation Plan and are 100% vested at the time of contribution.  All accounts under the Deferred Compensation Plan increase or decrease in accordance with investment elections made from time to time by the participants, including the named executive officers.  Funds in the Retirement accounts are to be paid out (in a lump sum or up to ten installments) to the named executive officers at the time of their separation from service with the Company.  For information concerning amendments made to the Deferred Compensation Plan in connection with the entry into of the Deferred Compensation Agreements, see paragraph (f) immediately following.

This description of the Deferred Compensation Agreements is qualified by the text of the Settlement and Deferred Compensation Agreements effective December 31, 2008 between the Company and Messrs. Byers, Divita and White, copies of which are filed as Exhibits 10.7, 10.8 and 10.9 to this Current Report on Form 8-K and which are incorporated herein by reference.

      (e)      <u>Amendment to Deferred Compensation Plan</u>:

On December 12, 2009, the Board of Directors amended and restated, effective January 1, 2008, the FPIC Insurance Group, Inc. Deferred Compensation Plan ("our Deferred Compensation Plan").  Our Deferred Compensation Plan is a non-qualified deferred compensation plan that allows a select group of our management or highly compensated employees (as designated by our Board of Directors or a committee of our Board of Directors) and members of our Board of Directors to defer certain compensation, including salary, bonuses, and directors' fees as provided by the Deferred Compensation Plan.  The Deferred Compensation Plan also allows for us to make discretionary contributions and matching contributions.  Distributions may be made in a lump sum (or in installments if elected in accordance with the terms of the Deferred Compensation Plan) upon termination of employment, disability, a specified withdrawal date, or death.

The purpose of the amendment and restatement, among other things, was to create the Retirement Accounts referred to in paragraph (e) immediately preceding and to provide for the permitted terms of the elective payout of the amount of such Retirement Accounts.

This description of the amended and restated Deferred Compensation Plan is qualified by the text of the amended and restated Deferred Compensation Plan effective January 1, 2008, a copy of which is filed as Exhibit 10.10 to this Current Report on Form 8-K and which is incorporated herein by reference.

## Item 9.01.    Financial Statements and Exhibits.

(d)    Exhibits

| Exhibit Number | Description of Exhibit |
|---|---|
| 10.1* | Employment Agreement dated as of January 1, 2008, between FPIC Insurance Group, Inc. and John R. Byers |
| 10.2* | Change in Control Severance Agreement dated as of January 1, 2008, between FPIC Insurance Group, Inc. and John R. Byers |
| 10.3* | Employment Agreement dated as of January 1, 2008, between FPIC Insurance Group, Inc. and Charles Divita, III |
| 10.4* | Change in Control Severance Agreement dated as of January 1, 2008, between FPIC Insurance Group, Inc. and Charles Divita, III |
| 10.5* | Employment Agreement dated as of January 1, 2008, between FPIC Insurance Group, Inc. and Robert E. White, Jr. |
| 10.6* | Change in Control Severance Agreement dated as of January 1, 2008, between FPIC Insurance Group, Inc. and Robert E. White, Jr. |
| 10.7* | Settlement and Deferred Compensation Agreement effective December 31, 2008, between FPIC Insurance Group, Inc. and John R. Byers |
| 10.8* | Settlement and Deferred Compensation Agreement effective December 31, 2008, between FPIC Insurance Group, Inc. and Charles Divita, III |
| 10.9* | Settlement and Deferred Compensation Agreement effective December 31, 2008, between FPIC Insurance Group, Inc. and Robert E. White, Jr. |
| 10.10* | Deferred Compensation Plan, as amended and restated effective January 1, 2008 |

_____
* Management contract or compensatory plan or arrangement

## Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

December 18, 2008

**FPIC Insurance Group, Inc.**

By:  /s/ Charles Divita, III
Charles Divita, III
*Chief Financial Officer*

6

# FPIC Insurance Group, Inc.
## Exhibit Index to Form 8-K

| Exhibit Number | Description of Exhibit |
| --- | --- |
| 10.1* | Employment Agreement dated as of January 1, 2008, between FPIC Insurance Group, Inc. and John R. Byers |
| 10.2* | Change in Control Severance Agreement dated as of January 1, 2008, between FPIC Insurance Group, Inc. and John R. Byers |
| 10.3* | Employment Agreement dated as of January 1, 2008, between FPIC Insurance Group, Inc. and Charles Divita, III |
| 10.4* | Change in Control Severance Agreement dated as of January 1, 2008, between FPIC Insurance Group, Inc. and Charles Divita, III |
| 10.5* | Employment Agreement dated as of January 1, 2008, between FPIC Insurance Group, Inc. and Robert E. White, Jr. |
| 10.6* | Change in Control Severance Agreement dated as of January 1, 2008, between FPIC Insurance Group, Inc. and Robert E. White, Jr. |
| 10.7* | Settlement and Deferred Compensation Agreement effective December 31, 2008, between FPIC Insurance Group, Inc. and John R. Byers |
| 10.8* | Settlement and Deferred Compensation Agreement effective December 31, 2008, between FPIC Insurance Group, Inc. and Charles Divita, III |
| 10.9* | Settlement and Deferred Compensation Agreement effective December 31, 2008, between FPIC Insurance Group, Inc. and Robert E. White, Jr. |
| 10.10* | Deferred Compensation Plan, as amended and restated effective January 1, 2008 |

_____
* Management contract or compensatory plan or arrangement

**Exhibit 10.1**

**FPIC INSURANCE GROUP, INC.**

**EMPLOYMENT AGREEMENT**

This Employment Agreement is made and entered into as of the 1st day of January 2008 by and between FPIC Insurance Group, Inc., a Florida corporation, with its principal place of business at 225 Water Street, Suite 1400, Jacksonville, Florida 32202 (hereinafter referred to as "Employer"), and **John R. Byers, 3840 Fenwick Island Drive, Jacksonville, Florida 32224** (hereinafter referred to as "Employee").

**WITNESSETH:**

WHEREAS, Employer and Employee are parties to that certain Employment Agreement dated as of January 1, 1999, as amended from time to time (the "Prior Agreement") pursuant to which Employer retained the services of Employee as President and Chief Executive Officer of Employer**; and**

WHEREAS, Employee and Employer desire to terminate the Prior Agreement and to enter into this Employment Agreement in replacement thereof; and

WHEREAS, Employee represents and Employer acknowledges that Employee is fully qualified, without the benefit of any further training or experience, to perform the responsibilities and duties, with commensurate authorities, of the position of President and Chief Executive Officer of Employer; and

WHEREAS, Employee agrees to devote Employee's full time and business effort, attention and energies to the diligent performance of Employee's duties hereunder.

NOW, THEREFORE, Employer and Employee, intending to be legally bound, covenant and agree as follows:

1.      Termination of Prior Agreement; Term of Employment.

(a)     Effective at 12:00 midnight on December 31, 2007, the Prior Agreement is hereby terminated and of no further force or effect.

(b)     Employee's employment hereunder shall be for an initial term beginning January 1, 2008 and ending December 31, 2010, which term shall be automatically extended for an additional twelve months at the end of each twelve month period, commencing with the twelve month period ending December 31, 2008, unless Employer's Board of Directors, or a committee thereof (from time to time herein referred to as the "Board"), gives notice to

Employee prior to the end of such twelve month period that Employer does not wish to extend the term of employment for an additional twelve-month period.

(c)    In the event Employer gives notice to Employee prior to the end of any twelve-month period, commencing with the twelve-month period ending December 31, 2008, that it does not wish to extend the term of employment as specified in subparagraph 1(b) above, Employee may voluntarily terminate Employee's employment under this Employment Agreement by thereafter giving at least ninety (90) days written notice to Employer. Following the effective date of such voluntary termination, Employee shall continue to receive Employee's annual salary, payable as immediately prior to termination, plus all "benefits" (as defined below) to which Employee is then entitled under subparagraph 2(e) below for the balance of the period ending on the last day of the term of employment as in effect immediately prior to termination; *provided,* that if Employer is unable to continue to provide any such benefits to Employee at substantially the same cost it would incur were Employee still employed by Employer (the "Benefit Cost"), Employer shall have the right to pay Employee the Benefit Cost of such benefits in lieu of continuing to provide such benefits to Employee.

(d)    The duties of Employee shall be those of the President and Chief Executive Officer of Employer as determined by the Board in accordance with this Employment Agreement and the Bylaws of Employer in effect from time to time. Without limiting the generality of the foregoing, Employee shall report to and advise the Board regarding the management and operation of Employer's business. Employee agrees to devote Employee's full time business efforts, attention and energies to the diligent performance of Employee's duties hereunder and will not, during the term hereof, accept employment, full or part-time, from any other Person (as defined below) or governmental agency that, in the reasonable opinion of the Board, would conflict with or detract from Employee's capable performance of such duties, provided, however, Employee may devote reasonable amounts of time to activities of a public service, civic, or not-for-profit nature.

2.    Compensation and Expenses. Employer shall pay, or provide, and Employee shall accept as full consideration for the services to be rendered hereunder, and as a reimbursement or provision for expenses incurred by Employee, the following:

(a)    An annual salary of $723,000 payable at least monthly in equal payments during each annual period of the term of employment; *provided, however,* that effective January 1 of each year beginning in 2009, Employee's annual compensation shall be increased in accordance with the provision for salary increases set forth in paragraph (b) below.

(b)     Annual performance reviews will determine annual salary increases to which Employee may become entitled, effective January 1, 2009, based upon Employer's then current compensation program.

(c)     Incentive compensation payable with respect to each year beginning with the year 2008 based on Employee's individual performance or the performance of Employer, or both, for such year pursuant to Employer's then current Executive Incentive Compensation Program, Senior Executive Annual Incentive Plan or other annual bonus or incentive plan.

(d)     Any additional compensation that the Board may determine in its discretion to pay for outstanding performance or otherwise.

(e)     Such "benefits" as may be made available from time to time to senior management employees of Employer generally. "Benefits" as used herein shall include, but not be limited to: (i) a personal company automobile including all the costs of operating, maintaining and licensing the automobile; (ii) health and dental benefits; (iii) life, short term disability and long term disability insurance; (iv) initiation fees, dues and assessments of membership in appropriate clubs or organizations of Employee's choice, as reasonably approved by the Board; and (v) participation in Employer's retirement, savings and deferred compensation plans (including without limitation Employer's Supplemental Executive Retirement Plan or any plan or arrangement adopted in lieu thereof); the FPIC Insurance Group, Inc. Defined Contribution (and Profit Sharing) Plan; and the FPIC Insurance Group, Inc. Deferred Compensation Plan, to the extent and in the form they remain in effect from time to time). Employee's entitlement to such "benefits" shall be in accordance with Employer's employee benefit plans and other applicable programs, policies, and practices then in effect, to be interpreted so that payment of such "benefits" does not violate Section 409A of the Internal Revenue Code, as amended (the "Code").

(f)     Awards of long-term incentive compensation (under Employer's Omnibus Incentive Plan or otherwise) as determined from time to time by the Board and participation in any employee stock purchase plan adopted and maintained by Employer from time to time.

(g)     Nothing in this Employment Agreement shall prevent or limit Employee's continuing or future participation in any plan, program, policy or practice provided by Employer or any of its affiliated companies and for which Employee may qualify, nor shall anything herein limit or otherwise affect such rights as Employee may have under any contract or agreement with Employer or any of its affiliated companies.

3.        <u>Expenses</u>. Employer agrees to reimburse Employee for ordinary and necessary expenses incurred by Employee in performing services for Employer pursuant to the terms of this Employment Agreement, in accordance with established corporate policies and legal requirements.

4.        <u>Termination</u>. Unless the employment of Employee previously has been terminated pursuant to subparagraph 1(c), this Employment Agreement may be terminated in the manner set forth in subparagraphs (a) through (f) below.

        (a)        <u>Voluntary Termination by Employee</u>.

        Employee may terminate his employment under this Employment Agreement at any time by giving at least ninety (90) days written notice to Employer. In any such event (other than a termination pursuant to subparagraph 1 (c) above), Employer shall not, subject to the other provisions of this Employment Agreement, be obligated to make any further payments or provide any further benefits under this Employment Agreement other than amounts accrued at the time of such termination.

        (b)        <u>Termination by Employer Without Cause</u>.

        Employer may terminate Employee's employment under this Employment Agreement at any time for any reason sufficient to it, by act of the Board. Such termination shall be immediately effective or as otherwise determined by the Board. Following any such termination without Cause (as defined below), Employee shall continue to receive Employee's annual salary, payable as immediately prior to termination, together with any benefits accrued to the date of termination, plus all benefits to which Employee is then entitled under subparagraph 2(e) above, for the balance of the period ending on the last day of the term of employment as in effect immediately prior to termination; *provided,* that if Employer is unable to continue to provide any such benefits to Employee at substantially the Benefit Cost, Employer shall have the right to pay Employee the Benefit Cost of such benefits in lieu of continuing to provide such benefits to Employee; and *provided further,* that nothing in this subparagraph shall be deemed to affect the terms (including without limitation provisions relating to the effect of termination of employment on exercisability, vesting, and expiration) of any incentive awards described in subparagraph 2(f) above.

        (c)        <u>Disability of Employee</u>.

        (i) During any period when Employee shall be unable to perform Employee's responsibilities and duties and to exercise Employee's authorities in a satisfactory manner due to mental or physical disability, but when Employee's employment has not been terminated, Employee shall continue to receive all of the compensation provided for in paragraph 2 above, less any amount received by Employee under any Employer-provided short- or long-term disability coverage and/or program.

(ii) If Employee has been, for substantially all the normal working days during ninety (90) consecutive days, unable to perform Employee's responsibilities and duties and to exercise Employee's authorities in a satisfactory manner due to mental or physical disability, then Employee may be deemed "permanently disabled," and Employee's employment may be terminated at the election of the Board. Any determination of permanent disability made by Employer shall be final and conclusive. In the event that Employer terminates Employee's employment due to a finding that Employee is "permanently disabled," Employee shall continue to receive Employee's annual salary, together with other accrued benefits pursuant to subparagraph 2(e) above, payable as immediately prior to termination, for the balance of the period ending on the last day of the term of employment as in effect immediately prior to termination, less any amount received by Employee under any Employer-provided long term disability coverage and/or program; *provided,* that if Employer is unable to continue to provide any such benefits to Employee at substantially the Benefit Cost, Employer shall have the right to pay Employee the Benefit Cost of such benefits in lieu of continuing to provide such benefits to Employee.

(d)     Death of Employee.

Employee's employment under this Employment Agreement shall terminate on the date of Employee's death, and Employer shall, within sixty (60) days of the date Employer receives notice of such death, pay, in a lump sum, to the estate or personal representative of Employee the unpaid balance of Employee's salary, together with other accrued benefits under subparagraph 2(e) above, in each case to the date of death.

(e)     Termination for Cause.

The Board may terminate Employee's employment under this Employment Agreement for Cause (as defined below), but only after a written notice specifying the Cause has been submitted to Employee and Employee shall have been granted a reasonable opportunity to respond to the notice, in writing, and in an appearance, with counsel, before the Board. A determination by the Board to terminate Employee's employment under this Employment Agreement for Cause may be made at a meeting of the Board at which a quorum is present and by a vote of at least a majority of the entire then current membership of the Board. If Employer terminates Employee's employment under this Employment Agreement for Cause under this subparagraph, Employer shall not, subject to the other provisions of this Employment Agreement, be obligated to make any further payments or provide any further benefits under this Employment Agreement other than amounts accrued at the time of such termination. For purposes of this Employment Agreement, "Cause" shall mean:

(i) the willful and continued failure of Employee to perform substantially Employee's duties with Employer (other than any such failure resulting from incapacity due to physical or mental illness, and specifically excluding any failure by Employee, after reasonable efforts, to meet performance expectations), after a written demand for substantial performance is delivered to Employee by the Board that specifically identifies the manner in which the Board believes that Employee has not substantially performed Employee's duties, or

(ii) the willful engaging by Employee in illegal conduct, fraud, misappropriation, or embezzlement that is injurious to Employer.

For purposes of this provision, no act or failure to act, on the part of Employee, shall be considered "willful" unless it is done, or omitted to be done, by Employee in bad faith or without reasonable belief that Employee's action or omission was in the best interests of Employer. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or based upon the advice of counsel for Employer shall be conclusively presumed to be done, or omitted to be done, by Employee in good faith and in the best interests of Employer.

(f)     <u>Constructive Discharge</u>. Employee may terminate his employment under this Employment Agreement in the event of Constructive Discharge (as defined below) by providing written notice to Employer within ninety (90) days after the occurrence of such event, specifying the event relied upon for a Constructive Discharge. "<u>Constructive Discharge</u>" shall mean any (i) material change by Employer of Employee's position to an inferior position from that in effect on the date of this Employment Agreement, (ii) assignment, reassignment, or relocation by Employer of Employee without Employee's consent to another place of employment more than 50 miles from Employee's current place of employment, or (iii) reduction in Employee's base salary or percentage target bonus opportunity. Following termination of Employee's employment in the event of a Constructive Discharge, Employee shall continue to receive Employee's annual salary, payable as immediately prior to termination, plus all benefits to which Employee is then entitled under subparagraph 2(e) above, for the balance of the period ending on the last day of the term of employment as in effect immediately prior to termination; *provided,* that if Employer is unable to continue to provide any such benefits to Employee at substantially the Benefit Cost, Employer shall have the right to pay Employee the Benefit Cost of such benefits in lieu of continuing to provide such benefits to Employee. Employer and Employee, upon mutual agreement, may waive any of the foregoing provisions that would otherwise constitute a Constructive Discharge. Within ten days of receiving such written notice from Employee, Employer may cure the event that constitutes a Constructive Discharge, in which event the termination of employment shall be of no force or effect.

(g) <u>Return of Property</u>. Upon any termination of employment under this Employment Agreement, Employee shall immediately turn over to Employer all of Employer's property, both tangible and intangible. To the extent that such Employer's property shall constitute a benefit to Employee under this Employment Agreement, Employee shall receive from Employer the value of that benefit for the remaining term of this Employment Agreement.

(h) <u>Additional Agreements</u>.

(i) <u>Inducing Employees of Employer to Leave</u>. Any attempt on the part of Employee to induce others to leave Employer's or any of its affiliates' employ, or any efforts by Employee to interfere with Employer's or any of its affiliates' relationships with other employees, would be harmful and damaging to Employer. Employee expressly agrees that during the term of this employment and for a period of two (2) years after termination of employment, regardless of the reason for termination of employment, Employee will not, in any way, directly or indirectly: (A) induce or attempt to induce any employee to terminate his employment with Employer or any affiliate of Employer; (B) interfere with or disrupt Employer's or any of its affiliates' relationship with other employees; or (C) solicit for employment, other than by means of general advertising, any person employed by Employer or any affiliate of Employer.

(ii) <u>Confidentiality</u>. Employee agrees, whether before or after termination of employment, not to, without prior written consent of Employer, divulge to others, or use, for Employee's own benefit or for the benefit of others, any intellectual property, trade secrets or confidential or proprietary information or data of or regarding Employer or any of its affiliates, including without limitation, the contents of advertising, customer lists, information regarding customers or their customers, programming methods, business plans, strategies, financial statements, copyrights, correspondence or other records of or regarding Employer or any of its affiliates, except to the extent to which such information is required by law to be disclosed to others.

(iii) <u>Noncompetition with Employer</u>. During the term of employment and during any period during which Employee is receiving benefits or payments after termination of employment under subparagraph 1 (c) above (related to termination by Employee after non-extension of the term of employment), subparagraph 4(b) above (Termination by Employer Without Cause), subparagraph 4(c) above (Permanent Disability of Employee), or subparagraph 4(f) above (Constructive Discharge), Employee, unless acting in accordance with Employer's prior written consent, will not directly provide any Competitive Services (as defined below) to, and will not, directly or indirectly, (i) own, manage, operate, join, control, finance or participate in the ownership, management, operation, control or financing of, or (ii) be connected as a principal, owner, partner, shareholder, joint venturer, investor, member, trustee, director, officer, manager, employee, agent, representative or consultant or otherwise with, or (iii) permit Employee's name to be used by or in connection with, any Person (as defined below) engaged in providing Competitive Services to any Person, conducting business activities within the territory in which Employer or any of its affiliates is engaged in the provision of the Competitive Services on the date of termination of employment; provided, however, that this subparagraph shall not be deemed to prohibit the ownership by Employee of any securities of Employer or its affiliated entities or not more than five percent (5%) of any class of securities of any corporation whose equity securities are traded on a national securities exchange. As used herein, "Competitive Services" means any services, including, but not limited to the underwriting and marketing of medical professional liability insurance to medical professionals and facilities, risk retention groups, or captives, or the providing of risk management, managerial or other services related thereto, provided by Employer or any of its affiliated entities at the earlier to occur of the date of termination of employment or the date immediately prior to any Change in Control (as defined in the Severance Agreement described below).

(iv)  Remedy.  Employee acknowledges that Employee will be conversant with Employer's affairs, operations, trade secrets, customers, customers' customers and other proprietary information and data; that Employee's compliance with the provisions of this subparagraph (h) is necessary to protect the goodwill and other proprietary rights of Employer; and that Employee's failure to comply with the provisions of this subparagraph (h) will result in irreparable and continuing damage to Employer for which there will be no adequate remedy at law. If Employee shall fail to comply with the provisions of this subparagraph (h), Employer (and its respective successors and assigns) shall be entitled to (A) cease making any further payments or providing any further benefits to Employee and, in addition, (B) injunctive relief and such other and further relief as may be proper and necessary to ensure such compliance.

(v)  Mitigation.  In no event shall Employee be obligated to seek other employment or to take other action by way of mitigation of the amounts payable to Employee under any of the provisions of this Employment Agreement, and there shall be no offset against amounts due Employee under this Employment Agreement on account of any remuneration attributable to any subsequent employment.

5.         <u>Employment Security</u>. If Employer suffers from any natural or manmade disaster, work stoppage, civil disobedience, act of war, or any other emergency condition beyond Employee's control that prevents Employee from being able to perform his duties hereunder, Employer's obligations under the terms of this Employment Agreement shall remain in full force and effect as if such event had not taken place.

6.         <u>Mediation and Arbitration</u>. Any dispute or controversy arising out of or in relation to this Employment Agreement shall first be submitted to mediation in the City of Jacksonville, Florida in accordance with the Commercial Mediation Rules of the American Arbitration Association. If mediation fails to resolve such dispute or controversy, then such dispute or controversy shall be determined and settled by arbitration in the City of Jacksonville, Florida, in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect, and judgment upon the award rendered by the arbitrator may be entered in any court of competent jurisdiction. The parties hereto agree to use good faith efforts to select a mediator and, if mediation fails to resolve such dispute or controversy, an arbitrator. If the parties cannot agree upon a mediator or arbitrator, such mediator or arbitrator shall be selected in accordance with the relevant Commercial Rules of the American Arbitration Association then in effect. Employer's mediation and arbitration expenses, as well as any litigation costs, including legal counsel and experts reasonably engaged, shall be paid by Employer. Employee's reasonable mediation and arbitration costs, as well as any reasonable litigation costs, including without limitation fees and expenses of legal counsel and reasonable experts, shall be paid by Employer no later than 2 ½ months after the end of the calendar year in which such costs and expenses were incurred, *provided*, however, in the event the trier of fact determines Employee's claims thereunder are made frivolously or in bad faith, Employee shall immediately repay such litigation costs to Employer. Any payments that would otherwise become due under this Employment Agreement that are the subject of a dispute may be delayed to the extent permitted under Section 409A of the Code. Whenever any action is required to be taken under this Employment Agreement within a specified period of time and the taking of such action is materially affected by a matter submitted to mediation or arbitration, such period shall automatically be extended by the number of days plus ten that are taken for the determination of that matter by the parties through mediation or otherwise by the arbitrator.

7.         <u>Miscellaneous</u>.

        (a)     <u>Entire Understanding</u>. Except for the provisions of that certain change in control severance agreement dated as of January 1, 2008 (the "<u>Severance Agreement</u>") between Employer and Employee and any compensation, incentive, indemnification, welfare benefit, retirement, or other arrangement, agreement or program ("<u>Company Programs</u>") in effect from time to time, this Employment Agreement contains the entire understanding between Employer and Employee with respect to the subject matter hereof.

In the event of a Termination of Employment within the meaning of the Severance Agreement with respect to which Employer is obligated to make the severance payments provided by paragraph 3 of the Severance Agreement, (i) this Employment Agreement (other than subparagraph 4(h) and paragraphs 6, 7 and 8 hereof) shall cease and be of no further force or effect and (ii) Employee's obligations under subparagraph 4(h) of this Employment Agreement (dealing with Confidentiality, Non-Competition, etc.) shall continue until the earlier to occur of the material breach by the Company (as the term "Company" is defined in the Severance Agreement) of its obligations under the Severance Agreement or the date one year after the date of the Termination of Employment under the Severance Agreement.

Employer's obligation to make payments provided for in this Employment Agreement and otherwise to perform its obligations hereunder shall not (other than as expressly stated herein) affect or operate to reduce any benefit or compensation inuring to Employee of any kind elsewhere provided and not expressly provided for in this Employment Agreement, including without limitation, any benefit or compensation provided under any of the Company Programs.

(b)    If, for any reason, any one or more of the provisions or part of a provision contained in this Employment Agreement shall be held by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Employment Agreement not held so invalid, illegal or unenforceable, and each other provision or part of a provision shall to the full extent consistent with law continue in full force and effect.

(c)    If Employer consolidates or merges into or with, or transfers all or substantially all of its assets to, another corporation, or if Employee ceases employment with Employer to become an employee of a Person of which Employer is a Subsidiary (or an employee of a Person of which a former Subsidiary of Employer is a Subsidiary) or an employee of a Subsidiary of Employer, the term "Employer" as used herein shall mean such other corporation and this Employment Agreement shall continue in full force and effect. For purposes of this Employment Agreement, (i) "Person" shall be construed as broadly as possible and shall include an individual or natural person, a partnership (including a limited liability partnership), a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, a business, and any other entity, and (ii) "Subsidiary" means any Person (i) whose securities having a majority of the general voting power in electing the board of directors or equivalent governing body of such Person (excluding securities entitled to vote only upon the failure to pay dividends thereon or the occurrence of other contingencies) are or were, as of the time as of which any determination is being made, owned by Employer either directly or indirectly through one or more other entities constituting Subsidiaries, or (ii) a fifty percent (50%) interest in the profits or capital of whom is, at the time as of which any determination is being made, owned by Employer either directly or indirectly through one or more other entities constituting Subsidiaries.

(d)     All notices, requests, demands and other communications required or permitted hereunder shall be given in writing and shall be deemed to have been duly given if hand delivered or mailed, postage prepaid, certified or registered, first class as follows:

     a.     to Employer:

         FPIC Insurance Group, Inc.
         Attention:  Chairman of the Board
         225 Water Street, Suite 1400
         Jacksonville, Florida  32202

     b.     to Employee:

         John R. Byers
         3840 Fenwick Island Drive
         Jacksonville, Florida 32224

     or to such other address as either party shall have previously specified in writing to the other.

(e)     Except as required by law, no right to receive payments under this Employment Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge or hypothecation or to execution, attachment, levy or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to effect any such action shall be null, void and of no effect.

(f)     This Employment Agreement shall be binding upon and inure to the benefit of Employer (including any Person that shall be deemed to be "Employer" as provided in subparagraph (c) above) and Employee. Employer shall require any Person that shall become deemed to be "Employer" as provided in subparagraph (c) above (other than those that become so by operation of law) to expressly assume, in writing, all of Employer's obligations to Employee hereunder. Except as provided in the preceding sentences, this Employment Agreement and the rights and obligations of the parties hereunder are personal, and neither this Employment Agreement nor any right, benefit or obligation of either party hereto shall be subject to voluntary or involuntary

11

assignment, alienation or transfer, whether by operation of law or otherwise, without the prior written consent of the other party. In the event that Employee dies before all amounts payable under this Employment Agreement have been paid, all remaining amounts shall be paid to the beneficiary specifically designated by Employee in writing prior to his death, or, if no such beneficiary was designated (or Employer is unable in good faith to determine the beneficiary designated), to Employee's personal representative or estate.

(g)     This Employment Agreement may not be modified or amended except by an instrument in writing signed by the parties hereto.  No term or condition of this Employment Agreement shall be deemed to have been waived, nor shall there be any estoppel against the enforcement of any provision of this Employment Agreement except by written instrument signed by the party charged with such waiver or estoppel.  No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

(h)     The paragraph headings contained in this Employment Agreement are included solely for convenience of reference and shall not in any way affect the meaning or interpretation of any of the provisions of this Employment Agreement.

(i)     This Employment Agreement and its validity, interpretation, performance, and enforcement shall be governed by the laws of the State of Florida without giving effect to the choice of law provisions in effect in such State.

(j)     Employer hereby agrees that no request, demand or requirement shall be made to or of Employee that would violate any federal or state law or regulations.

(k)     Should any valid federal or state law or final determination of any administrative agency or court of competent jurisdiction affect any provision of this Employment Agreement, the provision so affected shall be automatically conformed to the law or determination; otherwise, this Employment Agreement shall continue in full force and effect.

8.      Effect of Section 409A.  It is expressly contemplated by the parties that this Employment Agreement will conform to, and be interpreted to comply with, Section 409A of the Code. Notwithstanding any other provision of this Employment Agreement, if Employee is a "specified employee" as defined in Section 409A(a)(2)(B)(i) of the Code at the time of his separation from service, then the payment of any amount under or pursuant to this Employment Agreement that is considered deferred compensation subject to Section 409A of the Code shall be deferred for six

(6) months after his "separation from service" or, if earlier, his death as required by Section 409A(a)(2)(B)(i) of the Code (the "409A Deferral Period").

In the event payments are otherwise due to be made in installments or periodically during the 409A Deferral Period, the payments that would otherwise have been made in the 409A Deferral Period shall be accumulated and paid in a lump sum as soon as the 409A Deferral Period ends, and the balance of the payments shall be made as otherwise scheduled. If Employee incurs any interest or additional tax under Section 409A(a)(1)(B) of the Code with respect to amounts payable under this Employment Agreement, Employer promptly at that time will pay Employee an additional amount so that, after all taxes on such additional amount, he has an amount remaining equal to such interest or additional tax. Such gross-up payment, however, shall be made in any event no later than the end of Employee's taxable year next following his taxable year in which the related taxes, interest or penalties are remitted.

For purposes of this Employment Agreement, Employee shall not be deemed to have terminated employment unless he has a "separation from service" within the meaning of Section 409A of the Code (generally, where it is reasonably anticipated that the level of services he will perform after that date, whether as an employee or independent contractor, will permanently decrease to no more than 20 percent of the average level of services performed by him over the immediately preceding 36-month period).

All rights to payments and benefits under this Employment Agreement shall be treated as rights to receive a series of separate payments and benefits to the fullest extent allowed by Section 409A of the Code. All reimbursements and in kind benefits provided under this Employment Agreement shall be made or provided in accordance with the requirements of Section 409A of the Code, including, where applicable, the requirements that (i) any reimbursement is for expenses incurred during Employee's lifetime (or during a shorter period of time specified in this Employment Agreement); (ii) the amount of expenses eligible for reimbursement, or in kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in kind benefits to be provided, in any other calendar year; (iii) the reimbursement of an eligible expense will be made no later than 2½ months after the end of the calendar year in which the expense is incurred; and (iv) the right to reimbursement or in kind benefits is not subject to liquidation or exchange for another benefit.

9.      "Parachute Payments." Employer will make Gross Up Payments (as defined on Exhibit A hereto) to Employee to the extent and on the terms described in Exhibit A.

IN WITNESS WHEREOF, the parties hereto have executed this Employment Agreement as of the day and date first set forth above.

Employee:                                              FPIC Insurance Group, Inc.


/s/ John R. Byers                                      By  /s/ Kenneh M. Kirschner
    John R. Byers                                              Kenneth M. Kirschner
                                                              Chairman of the Board

14

## EXHIBIT A
## GROSS UP PAYMENTS

      (a)      In the event it is determined (pursuant to clause (b) below) or finally determined (as defined in clause (c)(iii) below) that any payment, distribution, transfer, benefit or other event with respect to Employer or its predecessors, successors, direct or indirect subsidiaries or affiliates (or any predecessor, successor or affiliate of any of them, and including any benefit plan of any of them), to or for the benefit of Employee or Employee's dependents, heirs or beneficiaries pursuant to the terms of the Employment Agreement (but determined without regard to any additional payments required under this Exhibit A) (each a "Payment" and collectively the "Payments") is or was subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), and/or any successor provision or any comparable provision of state or local income tax law (collectively, "Section 4999"), or any interest, penalty or addition to tax is or was incurred by Employee with respect to such excise tax (such excise tax, together with any such interest, penalty or addition to tax, hereinafter collectively referred to as the "Excise Tax"), then, within ten (10) days after such determination or final determination, as the case may be, Employer shall pay to Employee an additional cash payment (hereinafter referred to as the "Gross Up Payment") in an amount such that after payment by Employee of all taxes, interest, penalties and additions to tax imposed with respect to the Gross Up Payment (including, without limitation, any income and excise taxes imposed upon the Gross Up Payment), Employee retains an amount of the Gross Up Payment equal to the Excise Tax imposed upon such Payment or Payments and the Gross Up Payment. This provision is intended to put Employee in the same position as Employee would have been had no Excise Tax been imposed upon or incurred as a result of any Payment.

      (b)      Except as provided in clause (c) below, the determination that a Payment is subject to an Excise Tax shall be made in writing by a certified public accounting firm selected by Employee ("Employee's Accountant"). Such determination shall include the amount of the Gross Up Payment and detailed computations thereof, including any assumptions used in such computations (the written determination of Employee's Accountant, hereinafter, "Employee's Determination"). Employee's Determination shall be reviewed on behalf of Employer by a certified public accounting firm selected by Employer ("Employer's Accountant"). Employer shall notify Employee within ten (10) business days after receipt of Employee's Determination of any disagreement or dispute therewith, and failure to so notify within that period shall be considered an agreement by Employer with Employee's Determination, and any agreement by Employer with Employee's Determination shall obligate Employer to make payment as provided in clause (a) above within ten (10) days from the expiration of such ten (10) business-day period. In the event of an objection by Employer to Employee's Determination, any amount not in dispute shall be paid within ten (10) days following the ten (10) business-day period referred to herein, and with respect to the amount in dispute Employee's Accountant and Employer's Accountant shall jointly select a third nationally recognized certified public accounting firm to resolve the dispute and the decision of such third firm shall be final, binding and conclusive upon Employee and Employer. In such a case, the third accounting firm's findings shall be deemed the binding determination with respect to the amount in dispute, obligating Employer to make any payment as a result thereof within ten (10) days following the receipt of such third accounting firm's determination. All fees and expenses of each of the accounting firms referred to in this Exhibit A shall be borne solely by Employer.

(c)        The rights of Employee under this Exhibit A shall be contingent on the agreement by Employee to the provisions set forth in this clause (c):

(i)        Employee shall notify Employer in writing of any claim by the Internal Revenue Service (or any successor thereof) or any state or local taxing authority (individually or collectively, the "Taxing Authority") that, if successful, would require the payment by the Employer of a Gross Up Payment.  Such notification shall be given as soon as reasonably practicable and shall apprise Employer of the nature of such claim and the date on which such claim is requested to be paid.  Employee shall not pay such claim prior to the expiration of the fifteen (15)-day period following the date on which Employee gives such notice to Employer (or such shorter period ending on the date that any payment of taxes, interest, penalties or additions to tax with respect to such claim is due).  If Employer notifies Employee in writing prior to the expiration of such fifteen (15)-day period that it desires to contest such claim (and demonstrates to the reasonable satisfaction of Employee its ability to make the payments to Employee that may ultimately be required under this section before assuming responsibility for the claim), Employee shall:

(A)        give Employer any information reasonably requested by Employer relating to such claim;

(B)        take such action in connection with contesting such claim as Employer shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney selected by Employer who is reasonably acceptable to Employee;

(C)        cooperate with Employer in good faith in order effectively to contest such claim; and

(D)        permit Employer to participate in any proceedings relating to such claim; provided, however, that Employer shall bear and pay directly all attorneys fees, costs and expenses (including additional interest, penalties and additions to tax) incurred in connection with such contest and shall indemnify and hold harmless Employee, on an after-tax basis, for all taxes (including, without limitation, income and excise taxes), interest, penalties and additions to tax imposed in relation to such claim and in relation to the payment of such costs and expenses or indemnification. Without limitation on the foregoing provisions of this Exhibit A, and to the extent its actions do not unreasonably interfere with or prejudice Employee's disputes with the Taxing Authority as to other issues, Employer shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the Taxing Authority in respect of such claim and may, at its sole option, either direct Employee to pay the tax, interest or penalties claimed and sue for a refund or contest the claim in any permissible manner, and Employee agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as Employer shall determine; provided, however, that if Employer directs Employee to pay such claim and sue for a refund, Employer shall advance an amount equal to such payment to Employee, on an interest-free basis, and shall indemnify and hold harmless Employee, on an after-tax basis, from all taxes (including, without limitation, income and excise taxes), interest, penalties and additions to tax imposed with respect to such advance or with respect to any imputed income with respect to such advance; and, provided, further, that any extension of the statute of limitations relating to payment of taxes, interest, penalties or additions to tax for the taxable year of Employee with respect to which such contested amount is claimed to be due is limited solely to such contested amount; and, provided, further, that any settlement of any claim shall be reasonably acceptable to Employee and the Employer's control of the contest shall be limited to issues with respect to which a Gross Up Payment would be payable hereunder, and Employee shall be entitled to settle or contest, as the case may be, any other issue.

(ii)    If, after receipt by Employee of an amount advanced by Employer pursuant to clause (c)(i), Employee receives any refund with respect to such claim, Employee shall (subject to Employer's complying with the requirements of this Exhibit A) promptly pay to Employer an amount equal to such refund (together with any interest paid or credited thereon after taxes applicable thereto), net of any taxes (including without limitation any income or excise taxes), interest, penalties or additions to tax and any other costs incurred by Employee in connection with such advance, after giving effect to such repayment. If, after the receipt by Employee of an amount advanced by Employer pursuant to clause (c)(i), it is finally determined that Employee is not entitled to any refund with respect to such claim, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall be treated as a Gross Up Payment and shall offset, to the extent thereof, the amount of any Gross Up Payment otherwise required to be paid.

(iii)    For purposes of this Exhibit A, whether the Excise Tax is applicable to a Payment shall be deemed to be "finally determined" upon the earliest of:  (A) the expiration of the 15-day period referred to in clause (c)(i) above if Employer has not notified Employee that it intends to contest the underlying claim, (B) the expiration of any period following which no right of appeal exists, (C) the date upon which a closing agreement or similar agreement with respect to the claim is executed by the Employee and the Taxing Authority (which agreement may be executed only in compliance with this Exhibit A), (D) the receipt by Employee of notice from Employer that it no longer seeks to pursue a contest (which notice shall be deemed received if Employer does not, within 15 days following receipt of a written inquiry from Employee, affirmatively indicate in writing to Employee that Employer intends to continue to pursue such contest).

(d)    As a result of uncertainty in the application of Section 4999 that may exist at the time of any determination that a Gross Up Payment is due, it may be possible that in making the calculations required to be made hereunder, the parties or their accountants shall determine that a Gross Up Payment need not be made (or shall make no determination with respect to a Gross Up Payment) that properly should be made ("Underpayment"), or that a Gross Up Payment not properly needed to be made should be made ("Overpayment").  The determination of any Underpayment shall be made using the procedures set forth in clause (b) above and shall be paid to Employee as an additional Gross Up Payment.  Employer shall be entitled to use procedures similar to those available to Employee in clause (b) to determine the amount of any Overpayment (provided that Employer shall bear all costs of the accountants as provided in clause (b)).  In the event of a determination that an Overpayment was made, any such Overpayment shall be treated for all purposes as a loan to Employee with interest at the applicable Federal rate provided for in Section 1274(d) of the Code;

17

provided, however, that the amount to be repaid by Employee to Employer shall be subject to reduction to the extent necessary to put Employee in the same after-tax position as if such Overpayment were never made.

**Exhibit 10.2**

CHANGE IN CONTROL SEVERANCE AGREEMENT
BETWEEN
FPIC INSURANCE GROUP, INC.
AND
JOHN R. BYERS

THIS AGREEMENT, effective as of January 1, 2008, between FPIC Insurance Group, Inc., a Florida corporation (the "Company"), and John R. Byers, an individual (the "Executive")

W I T N E S S E T H:

WHEREAS, the Company and the Executive are parties to that certain Severance Agreement dated as of January 1, 1999, as amended by that certain Amendment to Severance Agreement dated as of December 14, 2001 (the "Prior Agreement") and wish to terminate the Prior Agreement and to enter into this Agreement in replacement thereof; and

WHEREAS, the Executive is a valuable employee of the Company and an integral part of its management and a key participant in the decision making process relative to planning and policy for the Company; and

WHEREAS, the Company wishes to encourage the Executive to continue his career and services with the Company for the period during and after an actual or threatened Change in Control (as hereinafter defined).

NOW, THEREFORE, it is hereby agreed by and between the parties hereto as follows:

1.      Certain Definitions.

a.      "Board" shall mean the Board of Directors of the Company.

b.      "Cause" shall mean:

(i)      the willful and continued failure of the Executive to perform substantially the Executive's duties with the Company (other than any such failure resulting from incapacity due to physical or mental illness, and specifically excluding any failure by the Executive, after reasonable efforts, to meet performance expectations) after a written demand for substantial performance is delivered to the Executive by the Board that specifically identifies the manner in which such person or the Board believes that the Executive has not substantially performed the Executive's duties, or

(ii)      the willful engaging by the Executive in illegal conduct, fraud, misappropriation, or embezzlement that is injurious to the Company.

For purposes of this provision, no act or failure to act, on the part of the Executive, shall be considered "willful" unless it is done, or omitted to be done, by the Executive in bad faith or without reasonable belief that the Executive's action or omission was in the best interests of the Company. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or based upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by the Executive in good faith and in the best interests of the Company.

Cause shall not exist unless the Board shall have given Executive written notice specifying the Cause alleged to exist, Executive shall have been granted a reasonable opportunity to respond to the notice, in writing, and in an appearance, with counsel, before the Board, and a determination shall thereafter be made by the Board to terminate the Executive's employment for Cause at a meeting of the Board at which a quorum is present and by a vote of at least a majority of the entire then current membership of the Board.

c. "Change in Control" shall mean the earlier of the following events:

(i) either (A) receipt by the Company of a report on Schedule 13D, or an amendment to such a report, filed with the Securities and Exchange Commission ("SEC") pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "1934 Act"), disclosing that any person (as such term is used in Section 13(d) of the 1934 Act) ("Person"), is the beneficial owner, directly or indirectly, of twenty (20) percent or more of the outstanding stock of the Company, or (B) actual knowledge by the Company of facts on the basis of which any Person is required to file such a report on Schedule 13D, or to file an amendment to such a report, with the SEC (or would be required to file such a report or amendment upon the lapse of the applicable period of time specified in Section 13(d) of the 1934 Act) disclosing that such Person is the beneficial owner, directly or indirectly, of twenty (20) percent or more of the outstanding stock of the Company;

(ii) purchase by any Person, other than the Company or a wholly owned Subsidiary of the Company, of shares pursuant to a tender or exchange offer to acquire any stock of the Company (or securities convertible into stock) for cash, securities or any other consideration provided that, after consummation of the offer, such Person is the beneficial owner (as defined in Rule 13d-3 under the 1934 Act regardless of whether the Company or such Person would otherwise be subject to the 1934 Act), directly or indirectly, of twenty (20) percent or more of the outstanding stock of the Company (calculated as provided in paragraph (d) of Rule 13d-3 under the 1934 Act in the case of rights to acquire stock regardless of whether the Company or such Person would otherwise be subject to the 1934 Act);

(iii) either (A) the filing by any Person acquiring, directly or indirectly, twenty percent (20%) or more of the outstanding stock of the Company of a

statement with the Florida Office of Insurance Regulation pursuant to § 628.461 of the Florida Statutes or a successor statutory provision, or (B) actual knowledge by the Company of facts on the basis of which any Person acquiring, directly or indirectly, twenty percent (20%) or more of the outstanding stock of the Company or a controlling company is required to file such a statement pursuant to § 628.461 or a successor provision;

(iv)        approval by the shareholders of the Company of (A) any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of stock of the Company would be converted into cash, securities or other property, other than a consolidation or merger of the Company in which holders of its stock immediately prior to the consolidation or merger have substantially the same proportionate ownership of common stock of the surviving corporation immediately after the consolidation or merger as immediately before, or (B) any consolidation or merger in which the Company is the continuing or surviving corporation but in which the common shareholders of the Company immediately prior to the consolidation or merger do not hold at least a majority of the outstanding common stock of the continuing or surviving corporation (except where such holders of common stock hold at least a majority of the common stock of the corporation that owns all of the common stock of the Company), or (C) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets of the Company, or (D) any merger or consolidation of the Company where, after the merger or consolidation, one Person owns 100% of the shares of stock of the Company (except where the holders of the Company's common stock immediately prior to such merger or consolidation own at least 90% of the outstanding stock of such Person immediately after such merger or consolidation); or

(v)        a change in a majority of the members of the Board within a 24-month period unless the election or nomination for election by the Company's shareholders of each new director was approved by the vote of at least two-thirds of the directors then still in office who were in office at the beginning of the 24-month period.

d.        "Code" shall mean the Internal Revenue Code of 1986, as amended.

e.        "Constructive Discharge" shall mean any (i) material change by the Company of the Executive's position, functions, or duties to an inferior position, functions, or duties from that in effect on the date of this Agreement, (ii) assignment or reassignment by the Company of the Executive without the Executive's consent to another place of employment more than 50 miles from the Executive's current place of employment, or (iii) reduction in the Executive's base salary or percentage target bonus opportunity. The Company and the Executive, upon mutual written agreement, may waive any of the foregoing provisions with respect to an event that would otherwise constitute a Constructive Discharge.

f.     "Coverage Period" shall mean the period beginning on the Starting Date and ending on the Ending Date. The "Starting Date" shall be the date on which a Change in Control occurs; *provided,* that if a Termination of Employment occurs prior to a Change in Control and in contemplation of a potential Change in Control or occurs at the request or direction of a third party in connection with a potential Change in Control, the "Starting Date" shall be the date immediately prior to such termination of employment. The "Ending Date" shall be (i) in the case of a transaction described in subparagraph 1(c)(iv) of this Agreement, the earlier of (A) the date on which a public announcement is made by the Company that it has abandoned such transaction, or (B) the date that is 36 full calendar months following the date on which the transaction is consummated, and (ii) in all other cases, the date that is 36 full calendar months following the date on which a Change in Control occurs.

g.     "Disability" shall mean the Executive's absence from the Executive's duties with the Company on a full-time basis for at least one hundred eighty (180) consecutive days as a result of Executive's incapacity due to physical or mental illness.

h.     "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

i.     "Person" shall be construed as broadly as possible and shall include an individual or natural person, a partnership (including a limited liability partnership), a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, a business, and any other entity.

j.     "Subsidiary" means, with respect to any Person, any other Person (i) whose securities having a majority of the general voting power in electing the board of directors or equivalent governing body of such Person (excluding securities entitled to vote only upon the failure to pay dividends thereon or the occurrence of other contingencies) are, at the time as of which any determination is being made, owned by such Person either directly or indirectly through one or more other entities constituting Subsidiaries, or (ii) a fifty percent (50%) interest in the profits or capital of whom is, at the time as of which any determination is being made, owned by such Person either directly or indirectly through one or more other entities constituting Subsidiaries.

k.     "Termination of Employment," or words of similar import in relation to the Executive's employment by the Company, means the Executive's ceasing to be employed by the Company or any of its Subsidiaries. The Executive's cessation of employment to become an employee of a Person of which the Company is a Subsidiary (or an employee of a Person of which a former Subsidiary of the Company is a Subsidiary) or an employee of a Subsidiary of the Company shall not be considered a Termination of Employment for purposes of this Agreement. The subsequent cessation of the Executive's employment with such Person or from such Subsidiary shall be considered a Termination of Employment for purposes of this Agreement.

2.      Termination of Prior Agreement; Term.

Effective at 12:00 midnight on December 31, 2007, the Prior Agreement is hereby terminated and of no further force or effect. This Agreement shall be effective as of the date of this Agreement and shall continue thereafter until (i) the date of the Termination of Employment if such date is prior to the Coverage Period or (ii) if the Termination of Employment shall occur during the Coverage Period, this Agreement shall remain in effect until all of the obligations of the parties hereunder are satisfied.

3.      Severance Benefit.

a.      If at any time during the Coverage Period a Termination of Employment is effected by the Company for any reason other than Cause, death, or Disability, or by the Executive in the event of a Constructive Discharge, then the Company shall pay to the Executive severance pay in a lump sum cash amount equal to three times the sum of Executive's (i) annual salary and (ii) target bonus opportunity for the current calendar year (or, if greater than the target bonus opportunity, the average of the annual bonuses for the three prior calendar years).  The Company shall also pay Executive any unpaid salary, unreimbursed expenses or benefits accrued to the date of Termination of Employment.  Also, in such event, the Executive shall be 100% vested in all stock options, stock appreciation rights, contingent stock, restricted stock and other long-term incentive awards. Without limiting the generality of the foregoing, (x) all outstanding stock options shall become immediately exercisable, (y) all transfer restrictions on shares of restricted stock shall lapse, and (z) all performance shares or units shall become immediately earned, vested and payable at the level prescribed in the award agreement in the event of a Change in Control (as defined therein), with no transfer restrictions on any shares of stock issued on payment.

b.      Pursuant to paragraph 3(a) of this Agreement, the Executive may terminate his Employment in the event of a Constructive Discharge by providing written notice to the Company within ninety (90) days after the occurrence of such event, specifying the event relied upon for a Constructive Discharge.  Within ten days of receiving such written notice from the Executive, the Company may cure the event that constitutes a Constructive Discharge, in which event the Termination of Employment shall be of no force or effect.

c.      For a period commencing with the month in which Termination of Employment as described in paragraph 3(a) above shall have occurred, and ending twenty-four months thereafter, the Company shall continue to provide to the Executive all "benefits" as if the Executive were still employed during such period, at the same level of benefits that the Executive was receiving at Termination of Employment or at such higher level and at the same dollar cost as provided by the Company to the Executive as is available to all of the Company's senior executives generally; provided that, if and to the extent that providing or payment of such benefits shall not be permitted under any benefit plan, the Company shall pay or provide tax equivalent benefits on an individual basis within 60 days of Termination of Employment, subject to Paragraph 16 of this Agreement. The benefits provided in accordance with this paragraph 3(c) shall be secondary to any comparable benefits provided by another employer. As used herein, "benefits" shall include, but not be limited to: (i) automobile lease or allowance; (ii) health and dental benefits; (iii) life, short term disability and long term disability insurance; (iv) initiation fees, dues and assessments of membership in a club; and (v) participation in the Company's retirement, savings and deferred compensation plans (including without limitation the FPIC Insurance Group, Inc. Defined Benefit Pension Plan; the Company's Supplemental Executive Retirement Plan or any plan or arrangement adopted in lieu thereof; the FPIC Insurance Group, Inc. Defined Contribution (and Profit Sharing) Plan; and the FPIC Insurance Group, Inc. Deferred Compensation Plan, to the extent and in the form they remain in effect from time to time). The Executive's entitlement to such "benefits" shall be in accordance with the Company's employee benefit plans and other applicable programs, policies, and practices then in effect, to be interpreted so that payment of such "benefits" does not violate Section 409A of the Code.

        d.      In the event of any Termination of Employment described in paragraph 3(a), the Executive shall be under no obligation to seek other employment, and, except as provided in paragraph 3(c), there shall be no offset against amounts due the Executive under this Agreement on account of any remuneration or benefits attributable to any subsequent employment.

      4.      INTENTIONALLY OMITTED

      5.      Mediation and Arbitration.

Any dispute or controversy arising out of or in relation to this Agreement shall first be submitted to mediation in the City of Jacksonville, Florida in accordance with the Commercial Mediation Rules of the American Arbitration Association. If mediation fails to resolve such dispute or controversy, then such dispute or controversy shall be determined and settled by arbitration in the City of Jacksonville, Florida, in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect, and judgment upon the award rendered by the arbitrator may be entered in any court of competent jurisdiction. The parties hereto agree to use good faith efforts to select a mediator and, if mediation fails to resolve such dispute or controversy, an arbitrator. If the parties cannot agree upon a mediator or arbitrator, such mediator or arbitrator shall be selected in accordance with the relevant Commercial Rules of the American Arbitration Association then in effect. The Company's mediation and arbitration expenses, as well as any litigation costs, including legal counsel and experts reasonably engaged, shall be paid by the Company. The Executive's mediation and arbitration costs, as well as any litigation costs, including legal counsel and reasonable experts, shall be paid by the Company no later than 2 ½ months after the end of the calendar year in which such costs and expenses were incurred, provided, however, in the event the trier of fact determines the Executive's claims thereunder are made frivolously or in bad faith, the Executive shall immediately repay such litigation costs to the Company. Any payments that would otherwise become due under this Agreement that are the subject of a dispute may be delayed to the extent permitted under Section 409A of the Code. Whenever any action is required to be taken under this Agreement within a specified period of time and the taking of such action is materially affected by a matter submitted to mediation or arbitration, such period shall automatically be extended by the number of days plus ten that are taken for the determination of that matter by the parties through mediation or otherwise by the arbitrator.

6.      Income Tax Withholding.

The Company may withhold from any payments made under this Agreement all federal, state or other taxes as shall be required pursuant to any law or governmental regulation or ruling.

7.      Entire Understanding.

Except for the provisions of that certain employment agreement dated as of January 1, 2008 between the Executive and the Company and any compensation, incentive, indemnification, welfare benefit, retirement, or other arrangement, agreement or program ("Company Programs") in effect from time to time, this Agreement contains the entire understanding between the Company and the Executive with respect to the subject matter hereof. The Company's obligation to make payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not affect (other than as expressly stated herein) or operate to reduce any benefit or compensation inuring to the Executive of any kind elsewhere provided and not expressly provided for in this Agreement, including without limitation, any benefit or compensation provided under any of the Company Programs.

8.      Severability.

If, for any reason, any one or more of the provisions or part of a provision contained in this Agreement shall be held by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement not held so invalid, illegal or unenforceable, and each other provision or part of a provision shall to the full extent consistent with law continue in full force and effect.

9.      Consolidation, Merger, or Sale of Assets.

If the Company consolidates or merges into or with, or transfers all or substantially all of its assets to, another corporation, or if Executive ceases employment with the Company to become an employee of a Person of which the Company is a Subsidiary (or an employee of a Person of which a former Subsidiary of the Company is a Subsidiary) or an employee of a Subsidiary of the Company, the term "Company" as used herein shall mean such other corporation and this Agreement shall continue in full force and effect.

10.     Notices.

All notices, requests, demands and other communications required or permitted hereunder shall be given in writing and shall be deemed to have been duly given if hand delivered or mailed, postage prepaid, certified or registered, first class as follows:

a.     to the Company:

FPIC Insurance Group, Inc.
Attention:  Chairman of the Board
225 Water Street, Suite 1400
Jacksonville, Florida  32202

b.     to the Executive:

John R. Byers
3840 Fenwick Island Drive
Jacksonville, Florida 32224

or to such other address as either party shall have previously specified in writing to the other.

11.     No Attachment.

Except as required by law, no right to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge or hypothecation or to execution, attachment, levy or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to effect any such action shall be null, void and of no effect.

12.     Binding Agreement; Benefit and Assignment.

This Agreement shall be binding upon and inure to the benefit of the Company (including any Person that shall be deemed to be the "Company" as provided in paragraph 9 above) and the Executive. The Company shall require any Person that shall become deemed to be the "Company" as provided in paragraph 9 above (other than those that become so by operation of law) to expressly assume, in writing, all of the Company's obligations to the Executive hereunder. Except as provided in the preceding sentences, this Agreement and the rights and obligations of the parties hereunder are personal, and neither this Agreement nor any right, benefit or obligation of either party hereto shall be subject to voluntary or involuntary assignment, alienation or transfer, whether by operation of law or otherwise, without the prior written consent of the other party. In the event that the Executive dies before all amounts payable under this Agreement have been paid, all remaining amounts shall be paid to the beneficiary specifically designated by the Executive in writing prior to his death, or, if no such beneficiary was designated (or the Company is unable in good faith to determine the beneficiary designated), to the Executive's personal representative or estate.

13.     Modification and Waiver.

This Agreement may not be modified or amended except by an instrument in writing signed by the parties hereto. No term or condition of this Agreement shall be deemed to have been waived, nor shall there be any estoppel against the enforcement of any provision of this Agreement except by written instrument signed by the party charged with such waiver or estoppel. No such written waiver

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shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

14.     Headings of No Effect.

The paragraph headings contained in this Agreement are included solely for convenience of reference and shall not in any way affect the meaning or interpretation of any of the provisions of this Agreement.

15.     Governing Law.

This Agreement and its validity, interpretation, performance, and enforcement shall be governed by the laws of the State of Florida without giving effect to the choice of law provisions in effect in such State.

16.     Effect of Section 409A.

It is expressly contemplated by the parties that this Agreement will conform to, and be interpreted to comply with, Section 409A of the Code. Notwithstanding any other provision of this Agreement, if the Executive is a "specified employee" as defined in Section 409A(a)(2)(B)(i) of the Code at the time of his separation from service, then the payment of any amount under or pursuant to this Agreement that is considered deferred compensation subject to Section 409A of the Code shall be deferred for six (6) months after his "separation from service" or, if earlier, his death as required by Section 409A(a)(2)(B)(i) of the Code (the "409A Deferral Period").

In the event payments are otherwise due to be made in installments or periodically during the 409A Deferral Period, the payments that would otherwise have been made in the 409A Deferral Period shall be accumulated and paid in a lump sum as soon as the 409A Deferral Period ends, and the balance of the payments shall be made as otherwise scheduled. If the Executive incurs any interest or additional tax under Section 409A(a)(1)(B) of the Code with respect to amounts payable under this Agreement, the Company promptly at that time will pay the Executive an additional amount so that, after all taxes on such additional amount, he has an amount remaining equal to such interest or additional tax. Such gross-up payment, however, shall be made in any event no later than the end of the Executive's taxable year next following his taxable year in which the related taxes, interest or penalties are remitted.

For purposes of this Agreement, a Termination of Employment shall not be deemed to exist unless the Executive has a "separation from service" within the meaning of Section 409A of the Code (generally, where it is reasonably anticipated that the level of services he will perform after that date, whether as an employee or independent contractor, will permanently decrease to no more than 20 percent of the average level of services performed by him over the immediately preceding 36-month period).

All rights to payments and benefits under this Agreement shall be treated as rights to receive a series of separate payments and benefits to the fullest extent allowed by Section 409A of the Code. All reimbursements and in kind benefits provided under this Agreement shall be made or provided in accordance with the requirements of Section 409A of the Code, including, where applicable, the requirements that (i) any reimbursement is for expenses incurred during the Executive's lifetime (or during a shorter period of time specified in this Agreement); (ii) the amount of expenses eligible for reimbursement, or in kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in kind benefits to be provided, in any other calendar year; (iii) the reimbursement of an eligible expense will be made no later than 2 ½ months after the end of the calendar year in which the expense is incurred; and (iv) the right to reimbursement or in kind benefits is not subject to liquidation or exchange for another benefit.

17.    Parachute Payments

The Company will make Gross Up Payments (as defined in Exhibit A hereto) to Executive to the extent and on the terms described in Exhibit A.

18.    In Kind Benefits.

Notwithstanding any other terms of this Agreement, if during the Coverage Period the Executive becomes entitled to receive benefits and the Company is unable to provide such benefits to the Executive at substantially the same cost it would incur were the Executive still employed by the Company (the "Benefit Cost"), the Company shall have the rights to pay the Executive the Benefit Cost of such benefits in lieu of providing such benefits to the Executive.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.


**FPIC INSURANCE GROUP, INC.**


By: /s/ Kenneth M. Kirschner
            Kenneth M. Kirschner
            Chairman of the Board


/s/ John R. Byers
            John R. Byers

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# EXHIBIT A
## GROSS UP PAYMENTS

(a)        In the event it is determined (pursuant to clause (b) below) or finally determined (as defined in clause (c)(iii) below) that any payment, distribution, transfer, benefit or other event with respect to Company or its predecessors, successors, direct or indirect subsidiaries or affiliates (or any predecessor, successor or affiliate of any of them, and including any benefit plan of any of them), to or for the benefit of Executive or Executive's dependents, heirs or beneficiaries pursuant to the terms of the Severance Agreement (but determined without regard to any additional payments required under this Exhibit A) (each a "Payment" and collectively the "Payments") is or was subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), and/or any successor provision or any comparable provision of state or local income tax law (collectively, "Section 4999"), or any interest, penalty or addition to tax is or was incurred by Executive with respect to such excise tax (such excise tax, together with any such interest, penalty or addition to tax, hereinafter collectively referred to as the "Excise Tax"), then, within ten (10) days after such determination or final determination, as the case may be, Company shall pay to Executive an additional cash payment (hereinafter referred to as the "Gross Up Payment") in an amount such that after payment by Executive of all taxes, interest, penalties and additions to tax imposed with respect to the Gross Up Payment (including, without limitation, any income and excise taxes imposed upon the Gross Up Payment), Executive retains an amount of the Gross Up Payment equal to the Excise Tax imposed upon such Payment or Payments and the Gross Up Payment. This provision is intended to put Executive in the same position as Executive would have been had no Excise Tax been imposed upon or incurred as a result of any Payment.

(b)        Except as provided in clause (c) below, the determination that a Payment is subject to an Excise Tax shall be made in writing by a certified public accounting firm selected by Executive ("Executive's Accountant"). Such determination shall include the amount of the Gross Up Payment and detailed computations thereof, including any assumptions used in such computations (the written determination of Executive's Accountant, hereinafter, "Executive's Determination"). Executive's Determination shall be reviewed on behalf of Company by a certified public accounting firm selected by Company ("Company's Accountant"). Company shall notify Executive within ten (10) business days after receipt of Executive's Determination of any disagreement or dispute therewith, and failure to so notify within that period shall be considered an agreement by Company with Executive's Determination, and any agreement by Company with Executive's Determination shall obligate Company to make payment as provided in clause (a) above within ten (10) days from the expiration of such ten (10) business-day period. In the event of an objection by Company to Executive's Determination, any amount not in dispute shall be paid within ten (10) days following the ten (10) business-day period referred to herein, and with respect to the amount in dispute Executive's Accountant and Company's Accountant shall jointly select a third nationally recognized certified public accounting firm to resolve the dispute and the decision of such third firm shall be final, binding and conclusive upon Executive and Company. In such a case, the third accounting firm's findings shall be deemed the binding determination with respect to the amount in dispute, obligating Company to make any payment as a result thereof within ten (10) days following the receipt of such third accounting firm's determination. All fees and expenses of each of the accounting firms referred to in this Exhibit A shall be borne solely by Company.

(c)     The rights of Executive under this Exhibit A shall be contingent on the agreement by Executive to the provisions set forth in this clause (c):

(i)     Executive shall notify Company in writing of any claim by the Internal Revenue Service (or any successor thereof) or any state or local taxing authority (individually or collectively, the "Taxing Authority") that, if successful, would require the payment by Company of a Gross Up Payment.  Such notification shall be given as soon as reasonably practicable and shall apprise Company of the nature of such claim and the date on which such claim is requested to be paid.  Executive shall not pay such claim prior to the expiration of the fifteen (15)-day period following the date on which Executive gives such notice to Company (or such shorter period ending on the date that any payment of taxes, interest, penalties or additions to tax with respect to such claim is due).  If Company notifies Executive in writing prior to the expiration of such fifteen (15)-day period that it desires to contest such claim (and demonstrates to the reasonable satisfaction of Executive its ability to make the payments to Executive that may ultimately be required under this section before assuming responsibility for the claim), Executive shall:

(A)     give Company any information reasonably requested by Company relating to such claim;

(B)     take such action in connection with contesting such claim as Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney selected by Company who is reasonably acceptable to Executive;

(C)     cooperate with Company in good faith in order effectively to contest such claim; and

(D)     permit Company to participate in any proceedings relating to such claim; provided, however, that Company shall bear and pay directly all attorneys fees, costs and expenses (including additional interest, penalties and additions to tax) incurred in connection with such contest and shall indemnify and hold harmless Executive, on an after-tax basis, for all taxes (including, without limitation, income and excise taxes), interest, penalties and additions to tax imposed in relation to such claim and in relation to the payment of such costs and expenses or indemnification. Without limitation on the foregoing provisions of this Exhibit A, and to the extent its actions do not unreasonably interfere with or prejudice Executive's disputes with the Taxing Authority as to other issues, Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the Taxing Authority in respect of such claim and may, at its sole option, either direct Executive to pay the tax, interest or penalties claimed and sue for a refund or contest the claim in any permissible manner, and Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as Company shall determine; provided, however, that if Company directs Executive to pay such claim and sue for a refund, Company shall advance an amount equal to such payment to Executive, on an interest-free basis, and shall indemnify and hold harmless Executive, on an after-tax basis, from all taxes (including, without limitation, income and

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excise taxes), interest, penalties and additions to tax imposed with respect to such advance or with respect to any imputed income with respect to such advance; and, provided, further, that any extension of the statute of limitations relating to payment of taxes, interest, penalties or additions to tax for the taxable year of Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount; and, provided, further, that any settlement of any claim shall be reasonably acceptable to Executive and the Company's control of the contest shall be limited to issues with respect to which a Gross Up Payment would be payable hereunder, and Executive shall be entitled to settle or contest, as the case may be, any other issue.

(ii)     If, after receipt by Executive of an amount advanced by Company pursuant to clause (c)(i), Executive receives any refund with respect to such claim, Executive shall (subject to Company's complying with the requirements of this Exhibit A) promptly pay to Company an amount equal to such refund (together with any interest paid or credited thereon after taxes applicable thereto), net of any taxes (including without limitation any income or excise taxes), interest, penalties or additions to tax and any other costs incurred by Executive in connection with such advance, after giving effect to such repayment. If, after the receipt by Executive of an amount advanced by Company pursuant to clause (c)(i), it is finally determined that Executive is not entitled to any refund with respect to such claim, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall be treated as a Gross Up Payment and shall offset, to the extent thereof, the amount of any Gross Up Payment otherwise required to be paid.

(iii)     For purposes of this Exhibit A, whether the Excise Tax is applicable to a Payment shall be deemed to be "finally determined" upon the earliest of: (A) the expiration of the 15-day period referred to in clause (c)(i) above if Company has not notified Executive that it intends to contest the underlying claim, (B) the expiration of any period following which no right of appeal exists, (C) the date upon which a closing agreement or similar agreement with respect to the claim is executed by the Executive and the Taxing Authority (which agreement may be executed only in compliance with this Exhibit A), (D) the receipt by Executive of notice from Company that it no longer seeks to pursue a contest (which notice shall be deemed received if Company does not, within 15 days following receipt of a written inquiry from Executive, affirmatively indicate in writing to Executive that Company intends to continue to pursue such contest).

(d)     As a result of uncertainty in the application of Section 4999 that may exist at the time of any determination that a Gross Up Payment is due, it may be possible that in making the calculations required to be made hereunder, the parties or their accountants shall determine that a Gross Up Payment need not be made (or shall make no determination with respect to a Gross Up Payment) that properly should be made ("Underpayment"), or that a Gross Up Payment not properly needed to be made should be made ("Overpayment"). The determination of any Underpayment shall be made using the procedures set forth in clause (b) above and shall be paid to Executive as an additional Gross Up Payment. Company shall be entitled to use procedures similar to those available to Executive in clause (b) to determine the amount of any Overpayment (provided that Company shall bear all costs of the accountants as provided in clause (b)). In the event of a determination that an Overpayment was made, any such Overpayment shall be treated for all purposes as a loan to Executive with interest at the applicable Federal rate provided for in Section 1274(d) of the Code;

provided, however, that the amount to be repaid by Executive to Company shall be subject to reduction to the extent necessary to put Executive in the same after-tax position as if such Overpayment were never made.

**Exhibit 10.3**

**FPIC INSURANCE GROUP, INC.**

**EMPLOYMENT AGREEMENT**

This Employment Agreement is made and entered into as of the 1st day of January 2008 by and between FPIC Insurance Group, Inc., a Florida corporation, with its principal place of business at 225 Water Street, Suite 1400, Jacksonville, Florida 32202 (hereinafter referred to as "Employer"), and **Charles Divita, III, 549 S. Bridge Creek Drive, Jacksonville, Florida 32259** (hereinafter referred to as "Employee").

**WITNESSETH:**

WHEREAS, Employer and Employee are parties to that certain Amended and Restated Employment Agreement dated as of December 14, 2005, as amended from time to time (the "Prior Agreement"), pursuant to which Employer retained the services of Employee as Chief Financial Officer of Employer**;** and

WHEREAS, Employee and Employer desire to terminate the Prior Agreement and to enter into this Employment Agreement in replacement thereof; and

WHEREAS, Employee represents and Employer acknowledges that Employee is fully qualified, without the benefit of any further training or experience, to perform the responsibilities and duties, with commensurate authorities, of the position of Chief Financial Officer of Employer; and

WHEREAS, Employee agrees to devote Employee's full time and business effort, attention and energies to the diligent performance of Employee's duties hereunder.

NOW, THEREFORE, Employer and Employee, intending to be legally bound, covenant and agree as follows:

1.      Termination of Prior Agreement; Term of Employment.

   (a)      Effective at 12:00 midnight on December 31, 2007, the Prior Agreement is hereby terminated and of no further force or effect.

   (b)      Employee's employment hereunder shall be for an initial term beginning January 1, 2008 and ending December 31, 2009, which term shall be automatically extended for an additional twelve months at the end of each twelve month period, commencing with the twelve month period ending December 31, 2008, unless Employer's Board of Directors, or a committee thereof (from time to time herein referred to as the " Board"), gives notice to Employee prior to the end of such twelve month period that Employer does not wish to extend the term of employment for an additional twelve-month period.

(c) In the event Employer gives notice to Employee prior to the end of any twelve-month period, commencing with the twelve-month period ending December 31, 2008, that it does not wish to extend the term of employment as specified in subparagraph 1(b) above, Employee may voluntarily terminate Employee's employment under this Employment Agreement by thereafter giving at least ninety (90) days written notice to Employer. Following the effective date of such voluntary termination, Employee shall continue to receive Employee's annual salary, payable as immediately prior to termination, plus all "benefits" (as defined below) to which Employee is then entitled under subparagraph 2(e) below for the balance of the period ending on the last day of the term of employment as in effect immediately prior to termination; *provided,* that if Employer is unable to continue to provide any such benefits to Employee at substantially the same cost it would incur were Employee still employed by Employer (the "Benefit Cost"), Employer shall have the right to pay Employee the Benefit Cost of such benefits in lieu of continuing to provide such benefits to Employee.

(d) The duties of Employee shall be those of the Chief Financial Officer of Employer as determined by the Board in accordance with this Employment Agreement and the Bylaws of Employer in effect from time to time. Employee shall report to the President and Chief Executive Officer of Employer. Employee agrees to devote Employee's full time business efforts, attention and energies to the diligent performance of Employee's duties hereunder and will not, during the term hereof, accept employment, full or part-time, from any other Person (as defined below) or governmental agency that, in the reasonable opinion of the Board, would conflict with or detract from Employee's capable performance of such duties, provided, however, Employee may devote reasonable amounts of time to activities of a public service, civic, or not-for-profit nature.

2.    Compensation and Expenses. Employer shall pay, or provide, and Employee shall accept as full consideration for the services to be rendered hereunder, and as a reimbursement or provision for expenses incurred by Employee, the following:

(a) An annual salary of $365,000 payable at least monthly in equal payments during each annual period of the term of employment; *provided, however,* that effective January 1 of each year beginning in 2009, Employee's annual compensation shall be increased in accordance with the provision for salary increases set forth in paragraph (b) below.

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(b)      Annual performance reviews will determine annual salary increases to which Employee may become entitled, effective January 1, 2009, based upon Employer's then current compensation program.

(c)      Incentive compensation payable with respect to each year beginning with the year 2008 based on Employee's individual performance or the performance of Employer, or both, for such year pursuant to Employer's then current Executive Incentive Compensation Program, Senior Executive Annual Incentive Plan or other annual bonus or incentive plan.

(d)      Any additional compensation that the Board may determine in its discretion to pay for outstanding performance or otherwise.

(e)      Such "benefits" as may be made available from time to time to senior management employees of Employer generally. "Benefits" as used herein shall include, but not be limited to: (i) an automobile lease or allowance of at least $450 per month; (ii) health and dental benefits; (iii) life, short term disability and long term disability insurance; (iv) initiation fees, dues and assessments of membership in a club of Employee 's choice, as reasonably approved by the Board; and (v) participation in Employer 's retirement, savings and deferred compensation plans (including without limitation the FPIC Insurance Group, Inc. Defined Benefit Pension Plan; the Florida Physicians Insurance Company Excess Benefit Plan (or alternatively, if determined by the Board, Employer's Supplemental Executive Retirement Plan) or any plan or arrangement adopted in lieu thereof; the FPIC Insurance Group, Inc. Defined Contribution (and Profit Sharing) Plan; and the FPIC Insurance Group, Inc. Deferred Compensation Plan, to the extent and in the form they remain in effect from time to time). Employee's entitlement to such "benefits" shall be in accordance with Employer's employee benefit plans and other applicable programs, policies, and practices then in effect, to be interpreted so that payment of such "benefits" does not violate Section 409A of the Internal Revenue Code, as amended (the "Code").

(f)      Awards of long-term incentive compensation (under Employer's Omnibus Incentive Plan or otherwise) as determined from time to time by the Board and participation in any employee stock purchase plan adopted and maintained by Employer from time to time.

(g)      Nothing in this Employment Agreement shall prevent or limit Employee's continuing or future participation in any plan, program, policy or practice provided by Employer or any of its affiliated companies and for which Employee may qualify, nor shall anything herein limit or otherwise affect such rights as Employee may have under any contract or agreement with Employer or any of its affiliated companies.

3.      Expenses. Employer agrees to reimburse Employee for ordinary and necessary expenses incurred by Employee in performing services for Employer pursuant to the terms of this Employment Agreement, in accordance with established corporate policies and legal requirements.

4.      Termination. Unless the employment of Employee previously has been terminated pursuant to subparagraph 1(c), this Employment Agreement may be terminated in the manner set forth in subparagraphs (a) through (f) below.

(a)      Voluntary Termination by Employee.

Employee may terminate his employment under this Employment Agreement at any time by giving at least ninety (90) days written notice to Employer. In any such event (other than a termination pursuant to subparagraph 1 (c) above), Employer shall not, subject to the other provisions of this Employment Agreement, be obligated to make any further payments or provide any further benefits under this Employment Agreement other than amounts accrued at the time of such termination.

(b)      Termination by Employer Without Cause.

Employer may terminate Employee's employment under this Employment Agreement at any time for any reason sufficient to it, by act of the Board. Such termination shall be immediately effective or as otherwise determined by the Board. Following any such termination without Cause (as defined below), Employee shall continue to receive Employee's annual salary, payable as immediately prior to termination, together with any benefits accrued to the date of termination, plus all benefits to which Employee is then entitled under subparagraph 2(e) above, for the balance of the period ending on the last day of the term of employment as in effect immediately prior to termination; *provided,* that if Employer is unable to continue to provide any such benefits to Employee at substantially the Benefit Cost, Employer shall have the right to pay Employee the Benefit Cost of such benefits in lieu of continuing to provide such benefits to Employee; and *provided further,* that nothing in this subparagraph shall be deemed to affect the terms (including without limitation provisions relating to the effect of termination of employment on exercisability, vesting, and expiration) of any incentive awards described in subparagraph 2(f) above.

(c)      Disability of Employee.

(i) During any period when Employee shall be unable to perform Employee's responsibilities and duties and to exercise Employee's authorities in a satisfactory manner due to mental or physical disability, but when Employee's employment has not been terminated, Employee shall continue to receive all of the compensation provided for in paragraph 2 above, less any

4

amount received by Employee under any Employer-provided short- or long-term disability coverage and/or program.

(ii) If Employee has been, for substantially all the normal working days during ninety (90) consecutive days, unable to perform Employee's responsibilities and duties and to exercise Employee's authorities in a satisfactory manner due to mental or physical disability, then Employee may be deemed "permanently disabled," and Employee's employment may be terminated at the election of the Board. Any determination of permanent disability made by Employer shall be final and conclusive. In the event that Employer terminates Employee's employment due to a finding that Employee is "permanently disabled," Employee shall continue to receive Employee's annual salary, together with other accrued benefits pursuant to subparagraph 2(e) above, payable as immediately prior to termination, for the balance of the period ending on the last day of the term of employment as in effect immediately prior to termination, less any amount received by Employee under any Employer-provided long term disability coverage and/or program; *provided,* that if Employer is unable to continue to provide any such benefits to Employee at substantially the Benefit Cost, Employer shall have the right to pay Employee the Benefit Cost of such benefits in lieu of continuing to provide such benefits to Employee.

(d)     Death of Employee.

Employee's employment under this Employment Agreement shall terminate on the date of Employee's death, and Employer shall, within sixty (60) days of the date Employer receives notice of such death, pay, in a lump sum, to the estate or personal representative of Employee the unpaid balance of Employee's salary, together with other accrued benefits under subparagraph 2(e) above, in each case to the date of death.

(e)     Termination for Cause.

The Board may terminate Employee's employment under this Employment Agreement for Cause (as defined below), but only after a written notice specifying the Cause has been submitted to Employee and Employee shall have been granted a reasonable opportunity to respond to the notice, in writing, and in an appearance, with counsel, before the Board. A determination by the Board to terminate Employee's employment under this Employment Agreement for Cause may be made at a meeting of the Board at which a quorum is present and by a vote of at least a majority of the entire then current membership of the Board. If Employer terminates Employee's employment under this Employment Agreement for Cause under this subparagraph, Employer shall not, subject to the other provisions of this Employment Agreement, be obligated to make any further payments or

5

provide any further benefits under this Employment Agreement other than amounts accrued at the time of such termination. For purposes of this Employment Agreement, "Cause" shall mean:

(i) the willful and continued failure of Employee to perform substantially Employee's duties with Employer (other than any such failure resulting from incapacity due to physical or mental illness, and specifically excluding any failure by Employee, after reasonable efforts, to meet performance expectations), after a written demand for substantial performance is delivered to Employee by the Chief Executive Officer or President of Employer or the Board that specifically identifies the manner in which such person or the Board believes that Employee has not substantially performed Employee's duties, or

(ii) the willful engaging by Employee in illegal conduct, fraud, misappropriation, or embezzlement that is injurious to Employer.

For purposes of this provision, no act or failure to act, on the part of Employee, shall be considered "willful" unless it is done, or omitted to be done, by Employee in bad faith or without reasonable belief that Employee's action or omission was in the best interests of Employer. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or based upon the advice of counsel for Employer shall be conclusively presumed to be done, or omitted to be done, by Employee in good faith and in the best interests of Employer.

(f) Constructive Discharge. Employee may terminate his employment under this Employment Agreement in the event of Constructive Discharge (as defined below) by providing written notice to Employer within ninety (90) days after the occurrence of such event, specifying the event relied upon for a Constructive Discharge. "Constructive Discharge" shall mean any (i) material change by Employer of Employee's position to an inferior position from that in effect on the date of this Employment Agreement, (ii) assignment, reassignment, or relocation by Employer of Employee without Employee's consent to another place of employment more than 50 miles from Employee's current place of employment, or (iii) reduction in Employee's base salary or percentage target bonus opportunity. Following termination of Employee's employment in the event of a Constructive Discharge, Employee shall continue to receive Employee's annual salary, payable as immediately prior to termination, plus all benefits to which Employee is then entitled under subparagraph 2(e) above, for the balance of the period ending on the last day of the term of employment as in effect immediately prior to termination; *provided,* that if Employer is unable to continue to provide any such benefits to Employee at substantially the Benefit Cost, Employer shall have the right to pay Employee the Benefit Cost of such benefits in lieu of

6

continuing to provide such benefits to Employee.  Employer and Employee, upon mutual agreement, may waive any of the foregoing provisions that would otherwise constitute a Constructive Discharge. Within ten days of receiving such written notice from Employee, Employer may cure the event that constitutes a Constructive Discharge, in which event the termination of employment shall be of no force or effect.

(g)    Return of Property.  Upon any termination of employment under this Employment Agreement, Employee shall immediately turn over to Employer all of Employer's property, both tangible and intangible.  To the extent that such Employer's property shall constitute a benefit to Employee under this Employment Agreement, Employee shall receive from Employer the value of that benefit for the remaining term of this Employment Agreement.

(h)    Additional Agreements.

(i)    Inducing Employees of Employer to Leave.  Any attempt on the part of Employee to induce others to leave Employer's or any of its affiliates' employ, or any efforts by Employee to interfere with Employer's or any of its affiliates' relationships with other employees, would be harmful and damaging to Employer.  Employee expressly agrees that during the term of this employment and for a period of two (2) years after termination of employment, regardless of the reason for termination of employment, Employee will not, in any way, directly or indirectly:  (A) induce or attempt to induce any employee to terminate his employment with Employer or any affiliate of Employer; (B) interfere with or disrupt Employer's or any of its affiliates' relationship with other employees; or (C) solicit for employment, other than by means of general advertising, any person employed by Employer or any affiliate of Employer.

(ii)    Confidentiality.  Employee agrees, whether before or after termination of employment, not to, without prior written consent of Employer, divulge to others, or use, for Employee's own benefit or for the benefit of others, any intellectual property, trade secrets or confidential or proprietary information or data of or regarding Employer or any of its affiliates, including without limitation, the contents of advertising, customer lists, information regarding customers or their customers, programming methods, business plans, strategies, financial statements, copyrights, correspondence or other records of or regarding Employer or any of its affiliates, except to the extent to which such information is required by law to be disclosed to others.

(iii)    Noncompetition with Employer.  During the term of employment and during any period during which Employee is receiving benefits or payments after termination of employment under subparagraph

1(c) above (related to termination by Employee after non-extension of the term of employment), subparagraph 4(b) above (Termination by Employer Without Cause), subparagraph 4(c) above (Permanent Disability of Employee), or subparagraph 4(f) above (Constructive Discharge), Employee, unless acting in accordance with Employer's prior written consent, will not directly provide any Competitive Services (as defined below) to, and will not, directly or indirectly, (i) own, manage, operate, join, control, finance or participate in the ownership, management, operation, control or financing of, or (ii) be connected as a principal, owner, partner, shareholder, joint venturer, investor, member, trustee, director, officer, manager, employee, agent, representative or consultant or otherwise with, or (iii) permit Employee's name to be used by or in connection with, any Person (as defined below) engaged in providing Competitive Services to any Person, conducting business activities within the territory in which Employer or any of its affiliates is engaged in the provision of the Competitive Services on the date of termination of employment; provided, however, that this subparagraph shall not be deemed to prohibit the ownership by Employee of any securities of Employer or its affiliated entities or not more than five percent (5%) of any class of securities of any corporation whose equity securities are traded on a national securities exchange. As used herein, "Competitive Services" means any services, including, but not limited to the underwriting and marketing of medical professional liability insurance to medical professionals and facilities, risk retention groups, or captives, or the providing of risk management, managerial or other services related thereto, provided by Employer or any of its affiliated entities at the earlier to occur of the date of termination of employment or the date immediately prior to any Change in Control (as defined in the Severance Agreement described below).

(iv) Remedy. Employee acknowledges that Employee will be conversant with Employer's affairs, operations, trade secrets, customers, customers' customers and other proprietary information and data; that Employee's compliance with the provisions of this subparagraph (h) is necessary to protect the goodwill and other proprietary rights of Employer; and that Employee's failure to comply with the provisions of this subparagraph (h) will result in irreparable and continuing damage to Employer for which there will be no adequate remedy at law. If Employee shall fail to comply with the provisions of this subparagraph (h), Employer (and its respective successors and assigns) shall be entitled to (A) cease making any further payments or providing any further benefits to Employee and, in addition, (B) injunctive relief and such other and further relief as may be proper and necessary to ensure such compliance.

(v) Mitigation. In no event shall Employee be obligated to seek other employment or to take other action by way of mitigation of the amounts payable to Employee under any of the provisions of this Employment

Agreement, and there shall be no offset against amounts due Employee under this Employment Agreement on account of any remuneration attributable to any subsequent employment.

5. <u>Employment Security</u>. If Employer suffers from any natural or manmade disaster, work stoppage, civil disobedience, act of war, or any other emergency condition beyond Employee's control that prevents Employee from being able to perform his duties hereunder, Employer's obligations under the terms of this Employment Agreement shall remain in full force and effect as if such event had not taken place.

6. <u>Mediation and Arbitration</u>. Any dispute or controversy arising out of or in relation to this Employment Agreement shall first be submitted to mediation in the City of Jacksonville, Florida in accordance with the Commercial Mediation Rules of the American Arbitration Association. If mediation fails to resolve such dispute or controversy, then such dispute or controversy shall be determined and settled by arbitration in the City of Jacksonville, Florida, in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect, and judgment upon the award rendered by the arbitrator may be entered in any court of competent jurisdiction. The parties hereto agree to use good faith efforts to select a mediator and, if mediation fails to resolve such dispute or controversy, an arbitrator. If the parties cannot agree upon a mediator or arbitrator, such mediator or arbitrator shall be selected in accordance with the relevant Commercial Rules of the American Arbitration Association then in effect. Employer's mediation and arbitration expenses, as well as any litigation costs, including legal counsel and experts reasonably engaged, shall be paid by Employer. Employee's reasonable mediation and arbitration costs, as well as any reasonable litigation costs, including without limitation fees and expenses of legal counsel and reasonable experts, shall be paid by Employer no later than 2 ½ months after the end of the calendar year in which such costs and expenses were incurred, *provided*, however, in the event the trier of fact determines Employee's claims thereunder are made frivolously or in bad faith, Employee shall immediately repay such litigation costs to Employer. Any payments that would otherwise become due under this Employment Agreement that are the subject of a dispute may be delayed to the extent permitted under Section 409A of the Code. Whenever any action is required to be taken under this Employment Agreement within a specified period of time and the taking of such action is materially affected by a matter submitted to mediation or arbitration, such period shall automatically be extended by the number of days plus ten that are taken for the determination of that matter by the parties through mediation or otherwise by the arbitrator.

7. <u>Miscellaneous</u>.

 (a) <u>Entire Understanding</u>. Except for the provisions of that certain change in control severance agreement dated as of January 1, 2008 (the "<u>Severance Agreement</u>") between Employer and Employee and any compensation, incentive, indemnification, welfare benefit, retirement, or other arrangement, agreement or program ("<u>Company Programs</u>") in effect from time to time, this Employment Agreement contains the entire understanding between Employer and Employee with respect to the subject matter hereof.

In the event of a Termination of Employment within the meaning of the Severance Agreement with respect to which Employer is obligated to make the severance payments provided by paragraph 3 of the Severance Agreement, (i) this Employment Agreement (other than subparagraph 4(h) and paragraphs 6, 7 and 8 hereof) shall cease and be of no further force or effect and (ii) Employee's obligations under subparagraph 4(h) of this Employment Agreement (dealing with Confidentiality, Non-Competition, etc.) shall continue until the earlier to occur of the material breach by the Company (as the term "Company" is defined in the Severance Agreement) of its obligations under the Severance Agreement or the date one year after the date of the Termination of Employment under the Severance Agreement.

Employer's obligation to make payments provided for in this Employment Agreement and otherwise to perform its obligations hereunder shall not (other than as expressly stated herein) affect or operate to reduce any benefit or compensation inuring to Employee of any kind elsewhere provided and not expressly provided for in this Employment Agreement, including without limitation, any benefit or compensation provided under any of the Company Programs.

(b)     If, for any reason, any one or more of the provisions or part of a provision contained in this Employment Agreement shall be held by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Employment Agreement not held so invalid, illegal or unenforceable, and each other provision or part of a provision shall to the full extent consistent with law continue in full force and effect.

(c)     If Employer consolidates or merges into or with, or transfers all or substantially all of its assets to, another corporation, or if Employee ceases employment with Employer to become an employee of a Person of which Employer is a Subsidiary (or an employee of a Person of which a former Subsidiary of Employer is a Subsidiary) or an employee of a Subsidiary of Employer, the term "Employer" as used herein shall mean such other corporation and this Employment Agreement shall continue in full force and effect. For purposes of this Employment Agreement, (i) "Person" shall be construed as broadly as possible and shall include an individual or natural person, a partnership (including a limited liability partnership), a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, a business, and any other entity, and (ii) "Subsidiary" means any Person (i) whose securities having a majority of the general voting power in electing the board of directors or equivalent governing body of such Person (excluding securities entitled to vote only upon the failure to pay dividends thereon or the occurrence of other contingencies) are or were, as of the time as of which any determination is being made, owned by Employer either directly or indirectly through one or more other entities constituting Subsidiaries, or (ii) a fifty percent (50%) interest in the profits or capital of whom is, at the time as of which any determination is being made, owned by Employer either directly or indirectly through one or more other entities constituting Subsidiaries.

(d)     All notices, requests, demands and other communications required or permitted hereunder shall be given in writing and shall be deemed to have been duly given if hand delivered or mailed, postage prepaid, certified or registered, first class as follows:

   a.      to Employer:

            FPIC Insurance Group, Inc.
            Attention:  Chief Executive Officer
            225 Water Street, Suite 1400
            Jacksonville, Florida  32202

   b.      to Employee:

            Charles Divita, III
            549 Bridge Creek Drive
            Jacksonville, Florida 32259

            or to such other address as either party shall have previously specified in writing to the other.

(e)     Except as required by law, no right to receive payments under this Employment Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge or hypothecation or to execution, attachment, levy or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to effect any such action shall be null, void and of no effect.

(f)     This Employment Agreement shall be binding upon and inure to the benefit of Employer (including any Person that shall be deemed to be "Employer" as provided in subparagraph (c) above) and Employee. Employer shall require any Person that shall become deemed to be "Employer" as provided in subparagraph (c) above (other than those that become so by operation of law) to expressly assume, in writing, all of Employer's obligations to Employee hereunder. Except as provided in the preceding sentences, this Employment Agreement and the rights and obligations of the parties hereunder are personal, and neither this Employment Agreement nor any right, benefit or obligation of either party hereto shall be subject to voluntary or involuntary assignment, alienation or transfer, whether by operation of law or otherwise, without the prior written consent of the other party. In the event that Employee dies before all amounts payable under this Employment Agreement have been paid, all remaining amounts shall be paid to the beneficiary specifically designated by Employee in writing prior to his death, or, if no such beneficiary was designated (or Employer is unable in good faith to determine the beneficiary designated), to Employee's personal representative or estate.

(g)     This Employment Agreement may not be modified or amended except by an instrument in writing signed by the parties hereto.  No term or condition of this Employment Agreement shall be deemed to have been waived, nor shall there be any estoppel against the enforcement of any provision of this Employment Agreement except by written instrument signed by the party charged with such waiver or estoppel.  No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

(h)     The paragraph headings contained in this Employment Agreement are included solely for convenience of reference and shall not in any way affect the meaning or interpretation of any of the provisions of this Employment Agreement.

(i)     This Employment Agreement and its validity, interpretation, performance, and enforcement shall be governed by the laws of the State of Florida without giving effect to the choice of law provisions in effect in such State.

(j)     Employer hereby agrees that no request, demand or requirement shall be made to or of Employee that would violate any federal or state law or regulations.

(k)     Should any valid federal or state law or final determination of any administrative agency or court of competent jurisdiction affect any provision of this Employment Agreement, the provision so affected shall be automatically conformed to the law or determination; otherwise, this Employment Agreement shall continue in full force and effect.

8.     Effect of Section 409A.  It is expressly contemplated by the parties that this Employment Agreement will conform to, and be interpreted to comply with, Section 409A of the Code. Notwithstanding any other provision of this Employment Agreement, if Employee is a "specified employee" as defined in Section 409A(a)(2)(B)(i) of the Code at the time of his separation from service, then the payment of any amount under or pursuant to this Employment Agreement that is considered deferred compensation subject to Section 409A of the Code shall be deferred for six

(6) months after his "separation from service" or, if earlier, his death as required by Section 409A(a)(2)(B)(i) of the Code (the "409A Deferral Period").

In the event payments are otherwise due to be made in installments or periodically during the 409A Deferral Period, the payments that would otherwise have been made in the 409A Deferral Period shall be accumulated and paid in a lump sum as soon as the 409A Deferral Period ends, and the balance of the payments shall be made as otherwise scheduled. If Employee incurs any interest or additional tax under Section 409A(a)(1)(B) of the Code with respect to amounts payable under this Employment Agreement, Employer promptly at that time will pay Employee an additional amount so that, after all taxes on such additional amount, he has an amount remaining equal to such interest or additional tax. Such gross-up payment, however, shall be made in any event no later than the end of Employee's taxable year next following his taxable year in which the related taxes, interest or penalties are remitted.

For purposes of this Employment Agreement, Employee shall not be deemed to have terminated employment unless he has a "separation from service" within the meaning of Section 409A of the Code (generally, where it is reasonably anticipated that the level of services he will perform after that date, whether as an employee or independent contractor, will permanently decrease to no more than 20 percent of the average level of services performed by him over the immediately preceding 36-month period).

All rights to payments and benefits under this Employment Agreement shall be treated as rights to receive a series of separate payments and benefits to the fullest extent allowed by Section 409A of the Code. All reimbursements and in kind benefits provided under this Employment Agreement shall be made or provided in accordance with the requirements of Section 409A of the Code, including, where applicable, the requirements that (i) any reimbursement is for expenses incurred during Employee's lifetime (or during a shorter period of time specified in this Employment Agreement); (ii) the amount of expenses eligible for reimbursement, or in kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in kind benefits to be provided, in any other calendar year; (iii) the reimbursement of an eligible expense will be made no later than 2 ½ months after the end of the calendar year in which the expense is incurred; and (iv) the right to reimbursement or in kind benefits is not subject to liquidation or exchange for another benefit.

9.      "Parachute Payments." If Independent Tax Counsel (as defined below) shall reasonably determine that the aggregate payments made to Employee pursuant to this Employment Agreement and any other payments to Employee from Employer that constitute "parachute payments" as defined in Section 280G of the Code (or any successor provision thereto) ("Parachute Payments") would be subject to the excise tax imposed by Section 4999 of the Code (the "Excise Tax"), then payments under this Employment Agreement shall be reduced to the maximum amount Independent Tax Counsel reasonably determines would not trigger such excise tax. Employee shall be permitted to select the benefits to be reduced. "Independent Tax Counsel" shall mean an attorney, a certified public accountant with a nationally recognized accounting firm, or a compensation consultant with a nationally recognized actuarial and benefits consulting firm, with expertise in the

13

area of executive compensation tax law, who shall be selected by Employer and shall be reasonably acceptable to Employee, and whose fees and disbursements shall be paid by Employer.

     IN WITNESS WHEREOF, the parties hereto have executed this Employment Agreement as of the day and date first set forth above.

Employee:                                                                FPIC Insurance Group, Inc.

/s/ Charles Divita, III                                          By  /s/ John R. Byers
   Charles Divita, III                                              John R. Byers
                                    President and Chief Executive Officer

**Exhibit 10.4**

CHANGE IN CONTROL SEVERANCE AGREEMENT
BETWEEN
FPIC INSURANCE GROUP, INC.
AND
CHARLES DIVITA, III

THIS AGREEMENT, effective as of January 1, 2008, between FPIC Insurance Group, Inc., a Florida corporation (the "Company"), and Charles Divita, III, an individual (the "Executive")

W I T N E S S E T H:

WHEREAS, the Company and the Executive are parties to that certain Severance Agreement dated as of December 8, 2006 (the "Prior Agreement") and wish to terminate the Prior Agreement and to enter into this Agreement in replacement thereof; and

WHEREAS, the Executive is a valuable employee of the Company and an integral part of its management and a key participant in the decision making process relative to planning and policy for the Company; and

WHEREAS, the Company wishes to encourage the Executive to continue his career and services with the Company for the period during and after an actual or threatened Change in Control (as hereinafter defined).

NOW, THEREFORE, it is hereby agreed by and between the parties hereto as follows:

1.  Certain Definitions.

    a.      "Board" shall mean the Board of Directors of the Company.

    b.      "Cause" shall mean:

        (i)      the willful and continued failure of the Executive to perform substantially the Executive's duties with the Company (other than any such failure resulting from incapacity due to physical or mental illness, and specifically excluding any failure by the Executive, after reasonable efforts, to meet performance expectations) after a written demand for substantial performance is delivered to the Executive by the Chief Executive Officer or President of the Company or the Board that specifically identifies the manner in which such person or the Board believes that the Executive has not substantially performed the Executive's duties, or

        (ii)      the willful engaging by the Executive in illegal conduct, fraud, misappropriation, or embezzlement that is injurious to the Company.

For purposes of this provision, no act or failure to act, on the part of the Executive, shall be considered "willful" unless it is done, or omitted to be done, by the Executive in bad faith or without reasonable belief that the Executive's action or omission was in the best interests of the Company. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or based upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by the Executive in good faith and in the best interests of the Company.

Cause shall not exist unless the Board shall have given Executive written notice specifying the Cause alleged to exist, Executive shall have been granted a reasonable opportunity to respond to the notice, in writing, and in an appearance, with counsel, before the Board, and a determination shall thereafter be made by the Board to terminate the Executive's employment for Cause at a meeting of the Board at which a quorum is present and by a vote of at least a majority of the entire then current membership of the Board.

c.        "Change in Control" shall mean the earlier of the following events:

(i)        either (A) receipt by the Company of a report on Schedule 13D, or an amendment to such a report, filed with the Securities and Exchange Commission ("SEC") pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "1934 Act"), disclosing that any person (as such term is used in Section 13(d) of the 1934 Act) ("Person"), is the beneficial owner, directly or indirectly, of twenty (20) percent or more of the outstanding stock of the Company, or (B) actual knowledge by the Company of facts on the basis of which any Person is required to file such a report on Schedule 13D, or to file an amendment to such a report, with the SEC (or would be required to file such a report or amendment upon the lapse of the applicable period of time specified in Section 13(d) of the 1934 Act) disclosing that such Person is the beneficial owner, directly or indirectly, of twenty (20) percent or more of the outstanding stock of the Company;

(ii)        purchase by any Person, other than the Company or a wholly owned Subsidiary of the Company, of shares pursuant to a tender or exchange offer to acquire any stock of the Company (or securities convertible into stock) for cash, securities or any other consideration provided that, after consummation of the offer, such Person is the beneficial owner (as defined in Rule 13d-3 under the 1934 Act regardless of whether the Company or such Person would otherwise be subject to the 1934 Act), directly or indirectly, of twenty (20) percent or more of the outstanding stock of the Company (calculated as provided in paragraph (d) of Rule 13d-3 under the 1934 Act in the case of rights to acquire stock regardless of whether the Company or such Person would otherwise be subject to the 1934 Act);

(iii)        either (A) the filing by any Person acquiring, directly or indirectly, twenty percent (20%) or more of the outstanding stock of the Company of a

statement with the Florida Office of Insurance Regulation pursuant to § 628.461 of the Florida Statutes or a successor statutory provision, or (B) actual knowledge by the Company of facts on the basis of which any Person acquiring, directly or indirectly, twenty percent (20%) or more of the outstanding stock of the Company or a controlling company is required to file such a statement pursuant to § 628.461 or a successor provision;

(iv)     approval by the shareholders of the Company of (A) any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of stock of the Company would be converted into cash, securities or other property, other than a consolidation or merger of the Company in which holders of its stock immediately prior to the consolidation or merger have substantially the same proportionate ownership of common stock of the surviving corporation immediately after the consolidation or merger as immediately before, or (B) any consolidation or merger in which the Company is the continuing or surviving corporation but in which the common shareholders of the Company immediately prior to the consolidation or merger do not hold at least a majority of the outstanding common stock of the continuing or surviving corporation (except where such holders of common stock hold at least a majority of the common stock of the corporation that owns all of the common stock of the Company), or (C) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets of the Company, or (D) any merger or consolidation of the Company where, after the merger or consolidation, one Person owns 100% of the shares of stock of the Company (except where the holders of the Company's common stock immediately prior to such merger or consolidation own at least 90% of the outstanding stock of such Person immediately after such merger or consolidation); or

(v)     a change in a majority of the members of the Board within a 24-month period unless the election or nomination for election by the Company's shareholders of each new director was approved by the vote of at least two-thirds of the directors then still in office who were in office at the beginning of the 24-month period.

d.     "Code" shall mean the Internal Revenue Code of 1986, as amended.

e.     "Constructive Discharge" shall mean any (i) material change by the Company of the Executive's position, functions, or duties to an inferior position, functions, or duties from that in effect on the date of this Agreement, (ii) assignment or reassignment by the Company of the Executive without the Executive's consent to another place of employment more than 50 miles from the Executive's current place of employment, or (iii) reduction in the Executive's base salary or percentage target bonus opportunity. The Company and the Executive, upon mutual written agreement, may waive any of the foregoing provisions with respect to an event that would otherwise constitute a Constructive Discharge.

f.	"Coverage Period" shall mean the period beginning on the Starting Date and ending on the Ending Date. The "Starting Date" shall be the date on which a Change in Control occurs; *provided,* that if a Termination of Employment occurs prior to a Change in Control and in contemplation of a potential Change in Control or occurs at the request or direction of a third party in connection with a potential Change in Control, the "Starting Date" shall be the date immediately prior to such termination of employment. The "Ending Date" shall be (i) in the case of a transaction described in subparagraph 1(c)(iv) of this Agreement, the earlier of (A) the date on which a public announcement is made by the Company that it has abandoned such transaction, or (B) the date that is 36 full calendar months following the date on which the transaction is consummated, and (ii) in all other cases, the date that is 36 full calendar months following the date on which a Change in Control occurs.

g.	"Disability" shall mean the Executive's absence from the Executive's duties with the Company on a full-time basis for at least one hundred eighty (180) consecutive days as a result of Executive's incapacity due to physical or mental illness.

h.	"ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

i.	"Person" shall be construed as broadly as possible and shall include an individual or natural person, a partnership (including a limited liability partnership), a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, a business, and any other entity.

j.	"Subsidiary" means, with respect to any Person, any other Person (i) whose securities having a majority of the general voting power in electing the board of directors or equivalent governing body of such Person (excluding securities entitled to vote only upon the failure to pay dividends thereon or the occurrence of other contingencies) are, at the time as of which any determination is being made, owned by such Person either directly or indirectly through one or more other entities constituting Subsidiaries, or (ii) a fifty percent (50%) interest in the profits or capital of whom is, at the time as of which any determination is being made, owned by such Person either directly or indirectly through one or more other entities constituting Subsidiaries.

k.	"Termination of Employment," or words of similar import in relation to the Executive's employment by the Company, means the Executive's ceasing to be employed by the Company or any of its Subsidiaries. The Executive's cessation of employment to become an employee of a Person of which the Company is a Subsidiary (or an employee of a Person of which a former Subsidiary of the Company is a Subsidiary) or an employee of a Subsidiary of the Company shall not be considered a Termination of Employment for purposes of this Agreement. The subsequent cessation of the Executive's employment with such Person or from such Subsidiary shall be considered a Termination of Employment for purposes of this Agreement.

2.       Termination of Prior Agreement; Term.

Effective at 12:00 midnight on December 31, 2007, the Prior Agreement is hereby terminated and of no further force or effect. This Agreement shall be effective as of the date of this Agreement and shall continue thereafter until (i) the date of the Termination of Employment if such date is prior to the Coverage Period or (ii) if the Termination of Employment shall occur during the Coverage Period, this Agreement shall remain in effect until all of the obligations of the parties hereunder are satisfied.

3.       Severance Benefit.

a.       If at any time during the Coverage Period a Termination of Employment is effected by the Company for any reason other than Cause, death, or Disability, or by the Executive in the event of a Constructive Discharge, then the Company shall pay to the Executive severance pay in a lump sum cash amount equal to two times the sum of Executive's (i) annual salary and (ii) target bonus opportunity for the current calendar year (or, if greater than the target bonus opportunity, the average of the annual bonuses for the three prior calendar years).  The Company shall also pay Executive any unpaid salary, unreimbursed expenses or benefits accrued to the date of Termination of Employment.  Also, in such event, the Executive shall be 100% vested in all stock options, stock appreciation rights, contingent stock, restricted stock and other long-term incentive awards. Without limiting the generality of the foregoing, (x) all outstanding stock options shall become immediately exercisable, (y) all transfer restrictions on shares of restricted stock shall lapse, and (z) all performance shares or units shall become immediately earned, vested and payable at the level prescribed in the award agreement in the event of a Change in Control (as defined therein), with no transfer restrictions on any shares of stock issued on payment.

b.       Pursuant to paragraph 3(a) of this Agreement, the Executive may terminate his Employment in the event of a Constructive Discharge by providing written notice to the Company within ninety (90) days after the occurrence of such event, specifying the event relied upon for a Constructive Discharge. Within ten days of receiving such written notice from the Executive, the Company may cure the event that constitutes a Constructive Discharge, in which event the Termination of Employment shall be of no force or effect.

c.       For a period commencing with the month in which Termination of Employment as described in paragraph 3(a) above shall have occurred, and ending twenty-four months thereafter, the Company shall continue to provide to the Executive all "benefits" as if the Executive were still employed during such period, at the same level of benefits that the Executive was receiving at Termination of Employment or at such higher level and at the same dollar cost as provided by the Company to the Executive as is available to all of the Company's senior executives generally; provided that, if and to the extent that providing or payment of such benefits shall not be permitted under any benefit plan, the Company shall pay or provide tax equivalent benefits on an individual basis within 60 days of Termination of Employment, subject to Paragraph 16 of this Agreement. The benefits provided in accordance with this paragraph 3(c) shall be secondary to any comparable benefits provided by another employer. As used herein, "benefits" shall include, but not be limited to: (i) automobile lease or allowance; (ii) health and dental benefits; (iii) life, short term

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disability and long term disability insurance; (iv) initiation fees, dues and assessments of membership in a club; and (v) participation in the Company's retirement, savings and deferred compensation plans (including without limitation the FPIC Insurance Group, Inc. Defined Benefit Pension Plan; the Florida Physicians Insurance Company Excess Benefit Plan (or alternatively, if determined by the Board, Employer's Supplemental Executive Retirement Plan) or any plan or arrangement adopted in lieu thereof; the FPIC Insurance Group, Inc. Defined Contribution (and Profit Sharing) Plan; and the FPIC Insurance Group, Inc. Deferred Compensation Plan, to the extent and in the form they remain in effect from time to time). The Executive's entitlement to such "benefits" shall be in accordance with the Company's employee benefit plans and other applicable programs, policies, and practices then in effect, to be interpreted so that payment of such "benefits" does not violate Section 409A of the Code.

d.        In the event of any Termination of Employment described in paragraph 3(a), the Executive shall be under no obligation to seek other employment, and, except as provided in paragraph 3(c), there shall be no offset against amounts due the Executive under this Agreement on account of any remuneration or benefits attributable to any subsequent employment.

4.        INTENTIONALLY OMITTED

5.        Mediation and Arbitration.

Any dispute or controversy arising out of or in relation to this Agreement shall first be submitted to mediation in the City of Jacksonville, Florida in accordance with the Commercial Mediation Rules of the American Arbitration Association. If mediation fails to resolve such dispute or controversy, then such dispute or controversy shall be determined and settled by arbitration in the City of Jacksonville, Florida, in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect, and judgment upon the award rendered by the arbitrator may be entered in any court of competent jurisdiction. The parties hereto agree to use good faith efforts to select a mediator and, if mediation fails to resolve such dispute or controversy, an arbitrator. If the parties cannot agree upon a mediator or arbitrator, such mediator or arbitrator shall be selected in accordance with the relevant Commercial Rules of the American Arbitration Association then in effect. The Company's mediation and arbitration expenses, as well as any litigation costs, including legal counsel and experts reasonably engaged, shall be paid by the Company. The Executive's mediation and arbitration costs, as well as any litigation costs, including legal counsel and reasonable experts, shall be paid by the Company no later than 2 ½ months after the end of the calendar year in which such costs and expenses were incurred, provided, however, in the event the trier of fact determines the Executive's claims thereunder are made frivolously or in bad faith, the Executive shall immediately repay such litigation costs to the Company. Any payments that would otherwise become due under this Agreement that are the subject of a dispute may be delayed to the extent permitted under Section 409A of the Code. Whenever any action is required to be taken under this Agreement within a specified period of time and the taking of such action is materially affected by a matter submitted to mediation or arbitration, such period shall automatically be extended by the number of days plus ten that are taken for the determination of that matter by the parties through mediation or otherwise by the arbitrator.

6. Income Tax Withholding.

The Company may withhold from any payments made under this Agreement all federal, state or other taxes as shall be required pursuant to any law or governmental regulation or ruling.

7. Entire Understanding.

Except for the provisions of that certain employment agreement dated as of January 1, 2008 between the Executive and the Company and any compensation, incentive, indemnification, welfare benefit, retirement, or other arrangement, agreement or program ("Company Programs") in effect from time to time, this Agreement contains the entire understanding between the Company and the Executive with respect to the subject matter hereof. The Company's obligation to make payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not affect (other than as expressly stated herein) or operate to reduce any benefit or compensation inuring to the Executive of any kind elsewhere provided and not expressly provided for in this Agreement, including without limitation, any benefit or compensation provided under any of the Company Programs.

8. Severability.

If, for any reason, any one or more of the provisions or part of a provision contained in this Agreement shall be held by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement not held so invalid, illegal or unenforceable, and each other provision or part of a provision shall to the full extent consistent with law continue in full force and effect.

9. Consolidation, Merger, or Sale of Assets.

If the Company consolidates or merges into or with, or transfers all or substantially all of its assets to, another corporation, or if Executive ceases employment with the Company to become an employee of a Person of which the Company is a Subsidiary (or an employee of a Person of which a former Subsidiary of the Company is a Subsidiary) or an employee of a Subsidiary of the Company, the term "Company" as used herein shall mean such other corporation and this Agreement shall continue in full force and effect.

10. Notices.

All notices, requests, demands and other communications required or permitted hereunder shall be given in writing and shall be deemed to have been duly given if hand delivered or mailed, postage prepaid, certified or registered, first class as follows:

a.     to the Company:

     FPIC Insurance Group, Inc.
     Attention:  Chief Executive Officer
     225 Water Street, Suite 1400
     Jacksonville, Florida  32202

b.     to the Executive:

     Charles Divita, III
     549 S. Bridge Creek Drive
     Jacksonville, Florida 32259

or to such other address as either party shall have previously specified in writing to the other.

11.     No Attachment.

Except as required by law, no right to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge or hypothecation or to execution, attachment, levy or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to effect any such action shall be null, void and of no effect.

12.     Binding Agreement; Benefit and Assignment.

This Agreement shall be binding upon and inure to the benefit of the Company (including any Person that shall be deemed to be the "Company" as provided in paragraph 9 above) and the Executive. The Company shall require any Person that shall become deemed to be the "Company" as provided in paragraph 9 above (other than those that become so by operation of law) to expressly assume, in writing, all of the Company's obligations to the Executive hereunder. Except as provided in the preceding sentences, this Agreement and the rights and obligations of the parties hereunder are personal, and neither this Agreement nor any right, benefit or obligation of either party hereto shall be subject to voluntary or involuntary assignment, alienation or transfer, whether by operation of law or otherwise, without the prior written consent of the other party. In the event that the Executive dies before all amounts payable under this Agreement have been paid, all remaining amounts shall be paid to the beneficiary specifically designated by the Executive in writing prior to his death, or, if no such beneficiary was designated (or the Company is unable in good faith to determine the beneficiary designated), to the Executive's personal representative or estate.

13.     Modification and Waiver.

This Agreement may not be modified or amended except by an instrument in writing signed by the parties hereto. No term or condition of this Agreement shall be deemed to have been waived, nor shall there be any estoppel against the enforcement of any provision of this Agreement except by written instrument signed by the party charged with such waiver or estoppel. No such written waiver

shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

14.      Headings of No Effect.

The paragraph headings contained in this Agreement are included solely for convenience of reference and shall not in any way affect the meaning or interpretation of any of the provisions of this Agreement.

15.      Governing Law.

This Agreement and its validity, interpretation, performance, and enforcement shall be governed by the laws of the State of Florida without giving effect to the choice of law provisions in effect in such State.

16.      Effect of Section 409A.

It is expressly contemplated by the parties that this Agreement will conform to, and be interpreted to comply with, Section 409A of the Code. Notwithstanding any other provision of this Agreement, if the Executive is a "specified employee" as defined in Section 409A(a)(2)(B)(i) of the Code at the time of his separation from service, then the payment of any amount under or pursuant to this Agreement that is considered deferred compensation subject to Section 409A of the Code shall be deferred for six (6) months after his "separation from service" or, if earlier, his death as required by Section 409A(a)(2)(B)(i) of the Code (the "409A Deferral Period").

In the event payments are otherwise due to be made in installments or periodically during the 409A Deferral Period, the payments that would otherwise have been made in the 409A Deferral Period shall be accumulated and paid in a lump sum as soon as the 409A Deferral Period ends, and the balance of the payments shall be made as otherwise scheduled. If the Executive incurs any interest or additional tax under Section 409A(a)(1)(B) of the Code with respect to amounts payable under this Agreement, the Company promptly at that time will pay the Executive an additional amount so that, after all taxes on such additional amount, he has an amount remaining equal to such interest or additional tax. Such gross-up payment, however, shall be made in any event no later than the end of the Executive's taxable year next following his taxable year in which the related taxes, interest or penalties are remitted.

For purposes of this Agreement, a Termination of Employment shall not be deemed to exist unless the Executive has a "separation from service" within the meaning of Section 409A of the Code (generally, where it is reasonably anticipated that the level of services he will perform after that date, whether as an employee or independent contractor, will permanently decrease to no more than 20 percent of the average level of services performed by him over the immediately preceding 36-month period).

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All rights to payments and benefits under this Agreement shall be treated as rights to receive a series of separate payments and benefits to the fullest extent allowed by Section 409A of the Code. All reimbursements and in kind benefits provided under this Agreement shall be made or provided in accordance with the requirements of Section 409A of the Code, including, where applicable, the requirements that (i) any reimbursement is for expenses incurred during the Executive's lifetime (or during a shorter period of time specified in this Agreement); (ii) the amount of expenses eligible for reimbursement, or in kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in kind benefits to be provided, in any other calendar year; (iii) the reimbursement of an eligible expense will be made no later than 2 ½ months after the end of the calendar year in which the expense is incurred; and (iv) the right to reimbursement or in kind benefits is not subject to liquidation or exchange for another benefit.

17.     Parachute Payments

If Independent Tax Counsel (as defined below) shall reasonably determine that the aggregate payments made to the Executive pursuant to this Agreement and any other payments to the Executive from the Company that constitute "parachute payments" as defined in Section 280G of the Code (or any successor provision thereto) ("Parachute Payments") would be subject to the excise tax imposed by Section 4999 of the Code, then payments under this Agreement shall be reduced to the maximum amount Independent Tax Counsel reasonably determines would not trigger such excise tax. The Executive shall be permitted to select the benefits to be reduced. "Independent Tax Counsel" shall mean an attorney, a certified public accountant with a nationally recognized accounting firm, or a compensation consultant with a nationally recognized actuarial and benefits consulting firm, with expertise in the area of executive compensation tax law, who shall be selected by the Company and shall be reasonably acceptable to the Executive, and whose fees and disbursements shall be paid by the Company.

18.     In Kind Benefits.

Notwithstanding any other terms of this Agreement, if during the Coverage Period the Executive becomes entitled to receive benefits and the Company is unable to provide such benefits to the Executive at substantially the same cost it would incur were the Executive still employed by the Company (the "Benefit Cost"), the Company shall have the rights to pay the Executive the Benefit Cost of such benefits in lieu of providing such benefits to the Executive.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

**FPIC INSURANCE GROUP, INC.**

By: /s/ John R. Byers
      John R. Byers
      President and Chief Executive Officer

/s/ Charles Divita III
      Charles Divita III

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**Exhibit 10.5**

**FPIC INSURANCE GROUP, INC.**

**EMPLOYMENT AGREEMENT**

This Employment Agreement is made and entered into as of the 1st day of January 2008 by and between FPIC Insurance Group, Inc., a Florida corporation, with its principal place of business at 225 Water Street, Suite 1400, Jacksonville, Florida 32202 (hereinafter referred to as "Employer"), and **Robert E. White, Jr., 200 E. Kari Court, Jacksonville, Florida 32259** (hereinafter referred to as "Employee").

**WITNESSETH:**

WHEREAS, Employer and Employee are parties to that certain Employment Agreement dated as of November 1, 2002, as amended from time to time (the "Prior Agreement"), pursuant to which Employer retained the services of Employee as the President of First Professionals Insurance Company, Inc. ("First Professionals"), a subsidiary of Employer**;** and

WHEREAS, Employee and Employer desire to terminate the Prior Agreement and to enter into this Employment Agreement in replacement thereof; and

WHEREAS, Employee represents and Employer acknowledges that Employee is fully qualified, without the benefit of any further training or experience, to perform the responsibilities and duties, with commensurate authorities, of the position of President of First Professionals; and

WHEREAS, Employee agrees to devote Employee's full time and business effort, attention and energies to the diligent performance of Employee's duties hereunder.

NOW, THEREFORE, Employer and Employee, intending to be legally bound, covenant and agree as follows:

1.      Termination of Prior Agreement; Term of Employment.

(a)     Effective at 12:00 midnight on December 31, 2007, the Prior Agreement is hereby terminated and of no further force or effect.

(b)     Employee's employment hereunder shall be for an initial term beginning January 1, 2008 and ending December 31, 2009, which term shall be automatically extended for an additional twelve months at the end of each twelve month period, commencing with the twelve month period ending December 31, 2008, unless Employer's Board of Directors, or a committee thereof (from time to time herein referred to as the " Board"), gives notice to Employee prior to the end of such twelve month period that Employer does not wish to extend the term of employment for an additional twelve-month period.

(c)     In the event Employer gives notice to Employee prior to the end of any twelve-month period, commencing with the twelve-month period ending December 31, 2008, that it does not wish to extend the term of employment as specified in subparagraph 1(b) above, Employee may voluntarily terminate Employee's employment under this Employment Agreement by thereafter giving at least ninety (90) days written notice to Employer. Following the effective date of such voluntary termination, Employee shall continue to receive Employee's annual salary, payable as immediately prior to termination, plus all "benefits" (as defined below) to which Employee is then entitled under subparagraph 2(e) below for the balance of the period ending on the last day of the term of employment as in effect immediately prior to termination; *provided,* that if Employer is unable to continue to provide any such benefits to Employee at substantially the same cost it would incur were Employee still employed by Employer (the "Benefit Cost"), Employer shall have the right to pay Employee the Benefit Cost of such benefits in lieu of continuing to provide such benefits to Employee.

(d)     The duties of Employee shall be those of President of First Professionals as determined by the Board in accordance with this Employment Agreement and the Bylaws of Employer in effect from time to time. Employee shall report to the President and Chief Executive Officer of Employer. Employee agrees to devote Employee's full time business efforts, attention and energies to the diligent performance of Employee's duties hereunder and will not, during the term hereof, accept employment, full or part-time, from any other Person (as defined below) or governmental agency that, in the reasonable opinion of the Board, would conflict with or detract from Employee's capable performance of such duties, provided, however, Employee may devote reasonable amounts of time to activities of a public service, civic, or not-for-profit nature.

2.      Compensation and Expenses. Employer shall pay, or provide, and Employee shall accept as full consideration for the services to be rendered hereunder, and as a reimbursement or provision for expenses incurred by Employee, the following:

(a)     An annual salary of $436,800 payable at least monthly in equal payments during each annual period of the term of employment; *provided, however,* that effective January 1 of each year beginning in 2009, Employee's annual compensation shall be increased in accordance with the provision for salary increases set forth in paragraph (b) below.

(b)     Annual performance reviews will determine annual salary increases to which Employee may become entitled, effective January 1, 2009, based upon Employer's then current compensation program.

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(c)     Incentive compensation payable with respect to each year beginning with the year 2008 based on Employee's individual performance or the performance of Employer, or both, for such year pursuant to Employer's then current Executive Incentive Compensation Program, Senior Executive Annual Incentive Plan or other annual bonus or incentive plan.

(d)     Any additional compensation that the Board may determine in its discretion to pay for outstanding performance or otherwise.

(e)     Such "benefits" as may be made available from time to time to senior management employees of Employer generally. "Benefits" as used herein shall include, but not be limited to: (i) an automobile lease or allowance of at least $750 per month; (ii) health and dental benefits; (iii) life, short term disability and long term disability insurance; (iv) initiation fees, dues and assessments of membership in a club of Employee's choice, as reasonably approved by the Board; and (v) participation in Employer's retirement, savings and deferred compensation plans (including without limitation the FPIC Insurance Group, Inc. Defined Benefit Pension Plan; the Florida Physicians Insurance Company Excess Benefit Plan (or alternatively, if determined by the Board, Employer's Supplemental Executive Retirement Plan) or any plan or arrangement adopted in lieu thereof; the FPIC Insurance Group, Inc. Defined Contribution (and Profit Sharing) Plan; and the FPIC Insurance Group, Inc. Deferred Compensation Plan, to the extent and in the form they remain in effect from time to time). Employee's entitlement to such "benefits" shall be in accordance with Employer's employee benefit plans and other applicable programs, policies, and practices then in effect, to be interpreted so that payment of such "benefits" does not violate Section 409A of the Internal Revenue Code, as amended (the "Code").

(f)     Awards of long-term incentive compensation (under Employer's Omnibus Incentive Plan or otherwise) as determined from time to time by the Board and participation in any employee stock purchase plan adopted and maintained by Employer from time to time.

(g)     Nothing in this Employment Agreement shall prevent or limit Employee's continuing or future participation in any plan, program, policy or practice provided by Employer or any of its affiliated companies and for which Employee may qualify, nor shall anything herein limit or otherwise affect such rights as Employee may have under any contract or agreement with Employer or any of its affiliated companies.

3.     Expenses. Employer agrees to reimburse Employee for ordinary and necessary expenses incurred by Employee in performing services for Employer pursuant to the terms of this Employment Agreement, in accordance with established corporate policies and legal requirements.

4. <u>Termination</u>. Unless the employment of Employee previously has been terminated pursuant to subparagraph 1(c), this Employment Agreement may be terminated in the manner set forth in subparagraphs (a) through (f) below.

(a) <u>Voluntary Termination by Employee.</u>

Employee may terminate his employment under this Employment Agreement at any time by giving at least ninety (90) days written notice to Employer. In any such event (other than a termination pursuant to subparagraph 1 (c) above), Employer shall not, subject to the other provisions of this Employment Agreement, be obligated to make any further payments or provide any further benefits under this Employment Agreement other than amounts accrued at the time of such termination.

(b) <u>Termination by Employer Without Cause.</u>

Employer may terminate Employee's employment under this Employment Agreement at any time for any reason sufficient to it, by act of the Board. Such termination shall be immediately effective or as otherwise determined by the Board. Following any such termination without Cause (as defined below), Employee shall continue to receive Employee's annual salary, payable as immediately prior to termination, together with any benefits accrued to the date of termination, plus all benefits to which Employee is then entitled under subparagraph 2(e) above, for the balance of the period ending on the last day of the term of employment as in effect immediately prior to termination; *provided,* that if Employer is unable to continue to provide any such benefits to Employee at substantially the Benefit Cost, Employer shall have the right to pay Employee the Benefit Cost of such benefits in lieu of continuing to provide such benefits to Employee; and *provided further,* that nothing in this subparagraph shall be deemed to affect the (including without limitation provisions relating to the effect of termination of employment on exercisability, vesting and expiration) of any incentive awards described in subparagraph 2(f) above.

(c) <u>Disability of Employee.</u>

(i) During any period when Employee shall be unable to perform Employee's responsibilities and duties and to exercise Employee's authorities in a satisfactory manner due to mental or physical disability, but when Employee's employment has not been terminated, Employee shall continue to receive all of the compensation provided for in paragraph 2 above, less any amount received by Employee under any Employer -provided short- or long-term disability coverage and/or program.

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(ii) If Employee has been, for substantially all the normal working days during ninety (90) consecutive days, unable to perform Employee's responsibilities and duties and to exercise Employee's authorities in a satisfactory manner due to mental or physical disability, then Employee may be deemed "permanently disabled," and Employee's employment may be terminated at the election of the Board. Any determination of permanent disability made by Employer shall be final and conclusive. In the event that Employer terminates Employee's employment due to a finding that Employee is "permanently disabled," Employee shall continue to receive Employee's annual salary, together with other accrued benefits pursuant to subparagraph 2(e) above, payable as immediately prior to termination, for the balance of the period ending on the last day of the term of employment as in effect immediately prior to termination, less any amount received by Employee under any Employer-provided long term disability coverage and/or program; *provided,* that if Employer is unable to continue to provide any such benefits to Employee at substantially the Benefit Cost, Employer shall have the right to pay Employee the Benefit Cost of such benefits in lieu of continuing to provide such benefits to Employee.

(d)     Death of Employee.

Employee's employment under this Employment Agreement shall terminate on the date of Employee's death, and Employer shall, within sixty (60) days of the date Employer receives notice of such death, pay, in a lump sum, to the estate or personal representative of Employee the unpaid balance of Employee's salary, together with other accrued benefits under subparagraph 2(e) above, in each case to the date of death.

(e)     Termination for Cause.

The Board may terminate Employee's employment under this Employment Agreement for Cause (as defined below), but only after a written notice specifying the Cause has been submitted to Employee and Employee shall have been granted a reasonable opportunity to respond to the notice, in writing, and in an appearance, with counsel, before the Board. A determination by the Board to terminate Employee's employment under this Employment Agreement for Cause may be made at a meeting of the Board at which a quorum is present and by a vote of at least a majority of the entire then current membership of the Board. If Employer terminates Employee's employment under this Employment Agreement for Cause under this subparagraph, Employer shall not, subject to the other provisions of this Employment Agreement, be obligated to make any further payments or provide any further benefits under this Employment Agreement other than amounts accrued at the time of such termination.  For purposes of this Employment Agreement, "Cause" shall mean:

(i) the willful and continued failure of Employee to perform substantially Employee's duties with Employer (other than any such failure resulting from incapacity due to physical or mental illness, and specifically excluding any failure by Employee, after reasonable efforts, to meet performance expectations), after a written demand for substantial performance is delivered to Employee by the Chief Executive Officer or President of Employer or the Board that specifically identifies the manner in which such person or the Board believes that Employee has not substantially performed Employee's duties, or

(ii) the willful engaging by Employee in illegal conduct, fraud, misappropriation, or embezzlement that is injurious to Employer.

For purposes of this provision, no act or failure to act, on the part of Employee, shall be considered "willful" unless it is done, or omitted to be done, by Employee in bad faith or without reasonable belief that Employee's action or omission was in the best interests of Employer. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or based upon the advice of counsel for Employer shall be conclusively presumed to be done, or omitted to be done, by Employee in good faith and in the best interests of Employer.

(f)    Constructive Discharge. Employee may terminate his employment under this Employment Agreement in the event of Constructive Discharge (as defined below) by providing written notice to Employer within ninety (90) days after the occurrence of such event, specifying the event relied upon for a Constructive Discharge. "Constructive Discharge" shall mean any (i) material change by Employer of Employee's position to an inferior position from that in effect on the date of this Employment Agreement, (ii) assignment, reassignment, or relocation by Employer of Employee without Employee's consent to another place of employment more than 50 miles from Employee's current place of employment, or (iii) reduction in Employee's base salary or percentage target bonus opportunity. Following termination of Employee's employment in the event of a Constructive Discharge, Employee shall continue to receive Employee's annual salary, payable as immediately prior to termination, plus all benefits to which Employee is then entitled under subparagraph 2(e) above, for the balance of the period ending on the last day of the term of employment as in effect immediately prior to termination; *provided,* that if Employer is unable to continue to provide any such benefits to Employee at substantially the Benefit Cost, Employer shall have the right to pay Employee the Benefit Cost of such benefits in lieu of continuing to provide such benefits to Employee. Employer and Employee, upon mutual agreement, may waive any of the foregoing provisions that would otherwise constitute a Constructive Discharge. Within ten days of receiving such written notice from Employee, Employer may cure the event that constitutes a Constructive Discharge, in which event the termination of employment shall be of no force or effect.

(g) <u>Return of Property</u>. Upon any termination of employment under this Employment Agreement, Employee shall immediately turn over to Employer all of Employer's property, both tangible and intangible. To the extent that such Employer's property shall constitute a benefit to Employee under this Employment Agreement, Employee shall receive from Employer the value of that benefit for the remaining term of this Employment Agreement.

(h) <u>Additional Agreements</u>.

(i) <u>Inducing Employees of Employer to Leave</u>. Any attempt on the part of Employee to induce others to leave Employer's or any of its affiliates' employ, or any efforts by Employee to interfere with Employer's or any of its affiliates' relationships with other employees, would be harmful and damaging to Employer. Employee expressly agrees that during the term of this employment and for a period of two (2) years after termination of employment, regardless of the reason for termination of employment, Employee will not, in any way, directly or indirectly: (A) induce or attempt to induce any employee to terminate his employment with Employer or any affiliate of Employer; (B) interfere with or disrupt Employer's or any of its affiliates' relationship with other employees; or (C) solicit for employment, other than by means of general advertising, any person employed by Employer or any affiliate of Employer.

(ii) <u>Confidentiality</u>. Employee agrees, whether before or after termination of employment, not to, without prior written consent of Employer, divulge to others, or use, for Employee's own benefit or for the benefit of others, any intellectual property, trade secrets or confidential or proprietary information or data of or regarding Employer or any of its affiliates, including without limitation, the contents of advertising, customer lists, information regarding customers or their customers, programming methods, business plans, strategies, financial statements, copyrights, correspondence or other records of or regarding Employer or any of its affiliates, except to the extent to which such information is required by law to be disclosed to others.

(iii) <u>Noncompetition with Employer</u>. During the term of employment and during any period during which Employee is receiving benefits or payments after termination of employment under subparagraph 1 (c) above (related to termination by Employee after non-extension of the term of employment), subparagraph 4 (b) above (Termination by Employer Without Cause), subparagraph 4(c) above (Permanent Disability of

Employee), or subparagraph 4(f) above (Constructive Discharge), Employee, unless acting in accordance with Employer's prior written consent, will not directly provide any Competitive Services (as defined below) to, and will not, directly or indirectly, (i) own, manage, operate, join, control, finance or participate in the ownership, management, operation, control or financing of, or (ii) be connected as a principal, owner, partner, shareholder, joint venturer, investor, member, trustee, director, officer, manager, employee, agent, representative or consultant or otherwise with, or (iii) permit Employee's name to be used by or in connection with, any Person (as defined below) engaged in providing Competitive Services to any Person, conducting business activities within the territory in which Employer or any of its affiliates is engaged in the provision of the Competitive Services on the date of termination of employment; provided, however, that this subparagraph shall not be deemed to prohibit the ownership by Employee of any securities of Employer or its affiliated entities or not more than five percent (5%) of any class of securities of any corporation whose equity securities are traded on a national securities exchange. As used herein, "Competitive Services" means any services, including, but not limited to the underwriting and marketing of medical professional liability insurance to medical professionals and facilities, risk retention groups, or captives, or the providing of risk management, managerial or other services related thereto, provided by Employer or any of its affiliated entities at the earlier to occur of the date of termination of employment or the date immediately prior to any Change in Control (as defined in the Severance Agreement described below).

(iv)     Remedy.  Employee acknowledges that Employee will be conversant with Employer's affairs, operations, trade secrets, customers, customers' customers and other proprietary information and data; that Employee's compliance with the provisions of this subparagraph (h) is necessary to protect the goodwill and other proprietary rights of Employer; and that Employee's failure to comply with the provisions of this subparagraph (h) will result in irreparable and continuing damage to Employer for which there will be no adequate remedy at law. If Employee shall fail to comply with the provisions of this subparagraph (h), Employer (and its respective successors and assigns) shall be entitled to (A) cease making any further payments or providing any further benefits to Employee and, in addition, (B) injunctive relief and such other and further relief as may be proper and necessary to ensure such compliance.

(v)     Mitigation.  In no event shall Employee be obligated to seek other employment or to take other action by way of mitigation of the amounts payable to Employee under any of the provisions of this Employment Agreement, and there shall be no offset against amounts due Employee under this Employment Agreement on account of any remuneration attributable to any subsequent employment.

5. <u>Employment Security</u>. If Employer suffers from any natural or manmade disaster, work stoppage, civil disobedience, act of war, or any other emergency condition beyond Employee's control that prevents Employee from being able to perform his duties hereunder, Employer's obligations under the terms of this Employment Agreement shall remain in full force and effect as if such event had not taken place.

6. <u>Mediation and Arbitration</u>. Any dispute or controversy arising out of or in relation to this Employment Agreement shall first be submitted to mediation in the City of Jacksonville, Florida in accordance with the Commercial Mediation Rules of the American Arbitration Association. If mediation fails to resolve such dispute or controversy, then such dispute or controversy shall be determined and settled by arbitration in the City of Jacksonville, Florida, in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect, and judgment upon the award rendered by the arbitrator may be entered in any court of competent jurisdiction. The parties hereto agree to use good faith efforts to select a mediator and, if mediation fails to resolve such dispute or controversy, an arbitrator. If the parties cannot agree upon a mediator or arbitrator, such mediator or arbitrator shall be selected in accordance with the relevant Commercial Rules of the American Arbitration Association then in effect. Employer's mediation and arbitration expenses, as well as any litigation costs, including legal counsel and experts reasonably engaged, shall be paid by Employer. Employee's reasonable mediation and arbitration costs, as well as any reasonable litigation costs, including without limitation fees and expenses of legal counsel and reasonable experts, shall be paid by Employer no later than 2 ½ months after the end of the calendar year in which such costs and expenses were incurred, *provided*, however, in the event the trier of fact determines Employee's claims thereunder are made frivolously or in bad faith, Employee shall immediately repay such litigation costs to Employer. Any payments that would otherwise become due under this Employment Agreement that are the subject of a dispute may be delayed to the extent permitted under Section 409A of the Code. Whenever any action is required to be taken under this Employment Agreement within a specified period of time and the taking of such action is materially affected by a matter submitted to mediation or arbitration, such period shall automatically be extended by the number of days plus ten that are taken for the determination of that matter by the parties through mediation or otherwise by the arbitrator.

7. <u>Miscellaneous</u>.

(a) <u>Entire Understanding</u>. Except for the provisions of that certain change in control severance agreement dated as of January 1, 2008 (the "<u>Severance Agreement</u>") between Employer and Employee and any compensation, incentive, indemnification, welfare benefit, retirement, or other arrangement, agreement or program ("<u>Company Programs</u>") in effect from time to time, this Employment Agreement contains the entire understanding between Employer and Employee with respect to the subject matter hereof.

In the event of a Termination of Employment within the meaning of the Severance Agreement with respect to which Employer is obligated to make the severance payments provided by paragraph 3 of the Severance

9

Agreement, (i) this Employment Agreement (other than subparagraph 4(h) and paragraphs 6, 7 and 8 hereof) shall cease and be of no further force or effect and (ii) Employee's obligations under subparagraph 4(h) of this Employment Agreement (dealing with Confidentiality, Non-Competition, etc.) shall continue until the earlier to occur of the material breach by the Company (as the term "Company" is defined in the Severance Agreement) of its obligations under the Severance Agreement or the date one year after the date of the Termination of Employment under the Severance Agreement.

Employer's obligation to make payments provided for in this Employment Agreement and otherwise to perform its obligations hereunder shall not (other than as expressly stated herein) affect or operate to reduce any benefit or compensation inuring to Employee of any kind elsewhere provided and not expressly provided for in this Employment Agreement, including without limitation, any benefit or compensation provided under any of the Company Programs.

(b)     If, for any reason, any one or more of the provisions or part of a provision contained in this Employment Agreement shall be held by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Employment Agreement not held so invalid, illegal or unenforceable, and each other provision or part of a provision shall to the full extent consistent with law continue in full force and effect.

(c)     If Employer consolidates or merges into or with, or transfers all or substantially all of its assets to, another corporation, or if Employee ceases employment with Employer to become an employee of a Person of which Employer is a Subsidiary (or an employee of a Person of which a former Subsidiary of Employer is a Subsidiary) or an employee of a Subsidiary of Employer, the term "Employer" as used herein shall mean such other corporation and this Employment Agreement shall continue in full force and effect. For purposes of this Employment Agreement, (i) "Person" shall be construed as broadly as possible and shall include an individual or natural person, a partnership (including a limited liability partnership), a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, a business, and any other entity, and (ii) "Subsidiary" means any Person (i) whose securities having a majority of the general voting power in electing the board of directors or equivalent governing body of such Person (excluding securities entitled to vote only upon the failure to pay dividends thereon or the occurrence of other contingencies) are or were, as of the time as of which any determination is being made, owned by Employer either directly or indirectly through one or more other entities constituting Subsidiaries, or (ii) a fifty percent (50%)

interest in the profits or capital of whom is, at the time as of which any determination is being made, owned by Employer either directly or indirectly through one or more other entities constituting Subsidiaries.

(d)     All notices, requests, demands and other communications required or permitted hereunder shall be given in writing and shall be deemed to have been duly given if hand delivered or mailed, postage prepaid, certified or registered, first class as follows:

    a.     to Employer:

> FPIC Insurance Group, Inc.
> Attention: Chief Executive Officer
> 225 Water Street, Suite 1400
> Jacksonville, Florida 32202

    b.     to Employee:

> Robert E. White, Jr.
> 200 E. Kari Court
> Jacksonville, Florida 32259

    or to such other address as either party shall have previously specified in writing to the other.

(e)     Except as required by law, no right to receive payments under this Employment Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge or hypothecation or to execution, attachment, levy or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to effect any such action shall be null, void and of no effect.

(f)     This Employment Agreement shall be binding upon and inure to the benefit of Employer (including any Person that shall be deemed to be "Employer" as provided in subparagraph (c) above) and Employee. Employer shall require any Person that shall become deemed to be "Employer" as provided in subparagraph (c) above (other than those that become so by operation of law) to expressly assume, in writing, all of Employer's obligations to Employee hereunder. Except as provided in the preceding sentences, this Employment Agreement and the rights and obligations of the parties hereunder are personal, and neither this Employment Agreement nor any right, benefit or obligation of either party hereto shall be subject to voluntary or involuntary assignment, alienation or transfer, whether by operation of law or otherwise, without the prior written consent of the other party. In the event that Employee dies before all amounts payable under this Employment Agreement

11

have been paid, all remaining amounts shall be paid to the beneficiary specifically designated by Employee in writing prior to his death, or, if no such beneficiary was designated (or Employer is unable in good faith to determine the beneficiary designated), to Employee's personal representative or estate.

(g)     This Employment Agreement may not be modified or amended except by an instrument in writing signed by the parties hereto. No term or condition of this Employment Agreement shall be deemed to have been waived, nor shall there be any estoppel against the enforcement of any provision of this Employment Agreement except by written instrument signed by the party charged with such waiver or estoppel. No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

(h)     The paragraph headings contained in this Employment Agreement are included solely for convenience of reference and shall not in any way affect the meaning or interpretation of any of the provisions of this Employment Agreement.

(i)     This Employment Agreement and its validity, interpretation, performance, and enforcement shall be governed by the laws of the State of Florida without giving effect to the choice of law provisions in effect in such State.

(j)     Employer hereby agrees that no request, demand or requirement shall be made to or of Employee that would violate any federal or state law or regulations.

(k)     Should any valid federal or state law or final determination of any administrative agency or court of competent jurisdiction affect any provision of this Employment Agreement, the provision so affected shall be automatically conformed to the law or determination; otherwise, this Employment Agreement shall continue in full force and effect.

8.       Effect of Section 409A. It is expressly contemplated by the parties that this Employment Agreement will conform to, and be interpreted to comply with, Section 409A of the Code. Notwithstanding any other provision of this Employment Agreement, if Employee is a "specified employee" as defined in Section 409A(a)(2)(B)(i) of the Code at the time of his separation from service, then the payment of any amount under or pursuant to this Employment Agreement that is considered deferred compensation subject to Section 409A of the Code shall be deferred for six (6) months after his "separation from service" or, if earlier, his death as required by Section 409A(a)(2)(B)(i) of the Code (the "409A Deferral Period").

In the event payments are otherwise due to be made in installments or periodically during the 409A Deferral Period, the payments that would otherwise have been made in the 409A Deferral Period shall be accumulated and paid in a lump sum as soon as the 409A Deferral Period ends, and the balance of the payments shall be made as otherwise scheduled.  If Employee incurs any interest or additional tax under Section 409A(a)(1)(B) of the Code with respect to amounts payable under this Employment Agreement, Employer promptly at that time will pay Employee an additional amount so that, after all taxes on such additional amount, he has an amount remaining equal to such interest or additional tax.  Such gross-up payment, however, shall be made in any event no later than the end of Employee's taxable year next following his taxable year in which the related taxes, interest or penalties are remitted.

For purposes of this Employment Agreement, Employee shall not be deemed to have terminated employment unless he has a "separation from service" within the meaning of Section 409A of the Code (generally, where it is reasonably anticipated that the level of services he will perform after that date, whether as an employee or independent contractor, will permanently decrease to no more than 20 percent of the average level of services performed by him over the immediately preceding 36-month period).

All rights to payments and benefits under this Employment Agreement shall be treated as rights to receive a series of separate payments and benefits to the fullest extent allowed by Section 409A of the Code. All reimbursements and in kind benefits provided under this Employment Agreement shall be made or provided in accordance with the requirements of Section 409A of the Code, including, where applicable, the requirements that (i) any reimbursement is for expenses incurred during Employee's lifetime (or during a shorter period of time specified in this Employment Agreement); (ii) the amount of expenses eligible for reimbursement, or in kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in kind benefits to be provided, in any other calendar year; (iii) the reimbursement of an eligible expense will be made no later than 2 ½ months after the end of the calendar year in which the expense is incurred; and (iv) the right to reimbursement or in kind benefits is not subject to liquidation or exchange for another benefit.

9.     "Parachute Payments."  If Independent Tax Counsel (as defined below) shall reasonably determine that the aggregate payments made to Employee pursuant to this Employment Agreement and any other payments to Employee from Employer that constitute "parachute payments" as defined in Section 280G of the Code (or any successor provision thereto) ("Parachute Payments") would be subject to the excise tax imposed by Section 4999 of the Code (the "Excise Tax"), then payments under this Employment Agreement shall be reduced to the maximum amount Independent Tax Counsel reasonably determines would not trigger such excise tax. Employee shall be permitted to select the benefits to be reduced.  "Independent Tax Counsel" shall mean an attorney, a certified public accountant with a nationally recognized accounting firm, or a compensation consultant with a nationally recognized actuarial and benefits consulting firm, with expertise in the area of executive compensation tax law, who shall be selected by Employer and shall be reasonably acceptable to Employee, and whose fees and disbursements shall be paid by Employer.

IN WITNESS WHEREOF, the parties hereto have executed this Employment Agreement as of the day and date first set forth above.


Employee:                                                      FPIC Insurance Group, Inc.


/s/ Robert E. White, Jr.                                       By  /s/  John R. Byers
    Robert E. White, Jr.                                  John R. Byers
                                                                   President and Chief Executive Officer

**Exhibit 10.6**

CHANGE IN CONTROL SEVERANCE AGREEMENT
BETWEEN
FPIC INSURANCE GROUP, INC.
AND
ROBERT E. WHITE, JR.

THIS AGREEMENT, effective as of January 1, 2008, between FPIC Insurance Group, Inc., a Florida corporation (the "Company"), and Robert E. White, Jr., an individual (the "Executive")

W I T N E S S E T H:

WHEREAS, the Company and the Executive are parties to that certain Severance Agreement dated as of December 8, 2006 (the "Prior Agreement") and wish to terminate the Prior Agreement and to enter into this Agreement in replacement thereof; and

WHEREAS, the Executive is a valuable employee of the Company and an integral part of its management and a key participant in the decision making process relative to planning and policy for the Company; and

WHEREAS, the Company wishes to encourage the Executive to continue his career and services with the Company for the period during and after an actual or threatened Change in Control (as hereinafter defined).

NOW, THEREFORE, it is hereby agreed by and between the parties hereto as follows:

1.  Certain Definitions.

    a.      "Board" shall mean the Board of Directors of the Company.

    b.      "Cause" shall mean:

        (i)      the willful and continued failure of the Executive to perform substantially the Executive's duties with the Company (other than any such failure resulting from incapacity due to physical or mental illness, and specifically excluding any failure by the Executive, after reasonable efforts, to meet performance expectations) after a written demand for substantial performance is delivered to the Executive by the Chief Executive Officer or President of the Company or the Board that specifically identifies the manner in which such person or the Board believes that the Executive has not substantially performed the Executive's duties, or

        (ii)      the willful engaging by the Executive in illegal conduct, fraud, misappropriation, or embezzlement that is injurious to the Company.

For purposes of this provision, no act or failure to act, on the part of the Executive, shall be considered "willful" unless it is done, or omitted to be done, by the Executive in bad faith or without reasonable belief that the Executive's action or omission was in the best interests of the Company. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or based upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by the Executive in good faith and in the best interests of the Company.

Cause shall not exist unless the Board shall have given Executive written notice specifying the Cause alleged to exist, Executive shall have been granted a reasonable opportunity to respond to the notice, in writing, and in an appearance, with counsel, before the Board, and a determination shall thereafter be made by the Board to terminate the Executive's employment for Cause at a meeting of the Board at which a quorum is present and by a vote of at least a majority of the entire then current membership of the Board.

c.        "Change in Control" shall mean the earlier of the following events:

(i)        either (A) receipt by the Company of a report on Schedule 13D, or an amendment to such a report, filed with the Securities and Exchange Commission ("SEC") pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "1934 Act"), disclosing that any person (as such term is used in Section 13(d) of the 1934 Act) ("Person"), is the beneficial owner, directly or indirectly, of twenty (20) percent or more of the outstanding stock of the Company, or (B) actual knowledge by the Company of facts on the basis of which any Person is required to file such a report on Schedule 13D, or to file an amendment to such a report, with the SEC (or would be required to file such a report or amendment upon the lapse of the applicable period of time specified in Section 13(d) of the 1934 Act) disclosing that such Person is the beneficial owner, directly or indirectly, of twenty (20) percent or more of the outstanding stock of the Company;

(ii)        purchase by any Person, other than the Company or a wholly owned Subsidiary of the Company, of shares pursuant to a tender or exchange offer to acquire any stock of the Company (or securities convertible into stock) for cash, securities or any other consideration provided that, after consummation of the offer, such Person is the beneficial owner (as defined in Rule 13d-3 under the 1934 Act regardless of whether the Company or such Person would otherwise be subject to the 1934 Act), directly or indirectly, of twenty (20) percent or more of the outstanding stock of the Company (calculated as provided in paragraph (d) of Rule 13d-3 under the 1934 Act in the case of rights to acquire stock regardless of whether the Company or such Person would otherwise be subject to the 1934 Act);

(iii)        either (A) the filing by any Person acquiring, directly or indirectly, twenty percent (20%) or more of the outstanding stock of the Company of a

statement with the Florida Office of Insurance Regulation pursuant to § 628.461 of the Florida Statutes or a successor statutory provision, or (B) actual knowledge by the Company of facts on the basis of which any Person acquiring, directly or indirectly, twenty percent (20%) or more of the outstanding stock of the Company or a controlling company is required to file such a statement pursuant to § 628.461 or a successor provision;

(iv)     approval by the shareholders of the Company of (A) any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of stock of the Company would be converted into cash, securities or other property, other than a consolidation or merger of the Company in which holders of its stock immediately prior to the consolidation or merger have substantially the same proportionate ownership of common stock of the surviving corporation immediately after the consolidation or merger as immediately before, or (B) any consolidation or merger in which the Company is the continuing or surviving corporation but in which the common shareholders of the Company immediately prior to the consolidation or merger do not hold at least a majority of the outstanding common stock of the continuing or surviving corporation (except where such holders of common stock hold at least a majority of the common stock of the corporation that owns all of the common stock of the Company), or (C) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets of the Company, or (D) any merger or consolidation of the Company where, after the merger or consolidation, one Person owns 100% of the shares of stock of the Company (except where the holders of the Company's common stock immediately prior to such merger or consolidation own at least 90% of the outstanding stock of such Person immediately after such merger or consolidation); or

(v)     a change in a majority of the members of the Board within a 24-month period unless the election or nomination for election by the Company's shareholders of each new director was approved by the vote of at least two-thirds of the directors then still in office who were in office at the beginning of the 24-month period.

d.     "Code" shall mean the Internal Revenue Code of 1986, as amended.

e.     "Constructive Discharge" shall mean any (i) material change by the Company of the Executive's position, functions, or duties to an inferior position, functions, or duties from that in effect on the date of this Agreement, (ii) assignment or reassignment by the Company of the Executive without the Executive's consent to another place of employment more than 50 miles from the Executive's current place of employment, or (iii) reduction in the Executive's base salary or percentage target bonus opportunity. The Company and the Executive, upon mutual written agreement, may waive any of the foregoing provisions with respect to an event that would otherwise constitute a Constructive Discharge.

f.        "Coverage Period" shall mean the period beginning on the Starting Date and ending on the Ending Date. The "Starting Date" shall be the date on which a Change in Control occurs; *provided,* that if a Termination of Employment occurs prior to a Change in Control and in contemplation of a potential Change in Control or occurs at the request or direction of a third party in connection with a potential Change in Control, the "Starting Date" shall be the date immediately prior to such termination of employment. The "Ending Date" shall be (i) in the case of a transaction described in subparagraph 1(c)(iv) of this Agreement, the earlier of (A) the date on which a public announcement is made by the Company that it has abandoned such transaction, or (B) the date that is 36 full calendar months following the date on which the transaction is consummated, and (ii) in all other cases, the date that is 36 full calendar months following the date on which a Change in Control occurs.

g.        "Disability" shall mean the Executive's absence from the Executive's duties with the Company on a full-time basis for at least one hundred eighty (180) consecutive days as a result of Executive's incapacity due to physical or mental illness.

h.        "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

i.        "Person" shall be construed as broadly as possible and shall include an individual or natural person, a partnership (including a limited liability partnership), a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, a business, and any other entity.

j.        "Subsidiary" means, with respect to any Person, any other Person (i) whose securities having a majority of the general voting power in electing the board of directors or equivalent governing body of such Person (excluding securities entitled to vote only upon the failure to pay dividends thereon or the occurrence of other contingencies) are, at the time as of which any determination is being made, owned by such Person either directly or indirectly through one or more other entities constituting Subsidiaries, or (ii) a fifty percent (50%) interest in the profits or capital of whom is, at the time as of which any determination is being made, owned by such Person either directly or indirectly through one or more other entities constituting Subsidiaries.

k.        "Termination of Employment," or words of similar import in relation to the Executive's employment by the Company, means the Executive's ceasing to be employed by the Company or any of its Subsidiaries. The Executive's cessation of employment to become an employee of a Person of which the Company is a Subsidiary (or an employee of a Person of which a former Subsidiary of the Company is a Subsidiary) or an employee of a Subsidiary of the Company shall not be considered a Termination of Employment for purposes of this Agreement. The subsequent cessation of the Executive's employment with such Person or from such Subsidiary shall be considered a Termination of Employment for purposes of this Agreement.

2.      Termination of Prior Agreement; Term.

Effective at 12:00 midnight on December 31, 2007, the Prior Agreement is hereby terminated and of no further force or effect. This Agreement shall be effective as of the date of this Agreement and shall continue thereafter until (i) the date of the Termination of Employment if such date is prior to the Coverage Period or (ii) if the Termination of Employment shall occur during the Coverage Period, this Agreement shall remain in effect until all of the obligations of the parties hereunder are satisfied.

3.      Severance Benefit.

a.      If at any time during the Coverage Period a Termination of Employment is effected by the Company for any reason other than Cause, death, or Disability, or by the Executive in the event of a Constructive Discharge, then the Company shall pay to the Executive severance pay in a lump sum cash amount equal to two times the sum of Executive's (i) annual salary and (ii) target bonus opportunity for the current calendar year (or, if greater than the target bonus opportunity, the average of the annual bonuses for the three prior calendar years).  The Company shall also pay Executive any unpaid salary, unreimbursed expenses or benefits accrued to the date of Termination of Employment.  Also, in such event, the Executive shall be 100% vested in all stock options, stock appreciation rights, contingent stock, restricted stock and other long-term incentive awards. Without limiting the generality of the foregoing, (x) all outstanding stock options shall become immediately exercisable, (y) all transfer restrictions on shares of restricted stock shall lapse, and (z) all performance shares or units shall become immediately earned, vested and payable at the level prescribed in the award agreement in the event of a Change in Control (as defined therein), with no transfer restrictions on any shares of stock issued on payment.

b.      Pursuant to paragraph 3(a) of this Agreement, the Executive may terminate his Employment in the event of a Constructive Discharge by providing written notice to the Company within ninety (90) days after the occurrence of such event, specifying the event relied upon for a Constructive Discharge. Within ten days of receiving such written notice from the Executive, the Company may cure the event that constitutes a Constructive Discharge, in which event the Termination of Employment shall be of no force or effect.

c.      For a period commencing with the month in which Termination of Employment as described in paragraph 3(a) above shall have occurred, and ending twenty-four months thereafter, the Company shall continue to provide to the Executive all "benefits" as if the Executive were still employed during such period, at the same level of benefits that the Executive was receiving at Termination of Employment or at such higher level and at the same dollar cost as provided by the Company to the Executive as is available to all of the Company's senior executives generally; provided that, if and to the extent that providing or payment of such benefits shall not be permitted under any benefit plan, the Company shall pay or provide tax equivalent benefits on an individual basis within 60 days of Termination of Employment, subject to Paragraph 16 of this Agreement. The benefits provided in accordance with this paragraph 3(c) shall be secondary to any comparable benefits provided by another employer. As used herein, "benefits" shall include, but not be limited to: (i) automobile lease or allowance; (ii) health and dental benefits; (iii) life, short term disability and long term disability insurance; (iv) initiation fees, dues and assessments of membership in a club; and (v) participation in the Company's retirement, savings and deferred compensation plans (including without limitation the FPIC Insurance Group, Inc. Defined Benefit Pension Plan; the Florida Physicians Insurance Company Excess Benefit Plan (or alternatively, if determined by the Board, Employer's Supplemental Executive Retirement Plan) or any plan or arrangement adopted in lieu thereof; the FPIC Insurance Group, Inc. Defined Contribution (and Profit Sharing) Plan; and the FPIC Insurance Group, Inc. Deferred Compensation Plan, to the extent and in the form they remain in effect from time to time). The Executive's entitlement to such "benefits" shall be in accordance with the Company's employee benefit plans and other applicable programs, policies, and practices then in effect, to be interpreted so that payment of such "benefits" does not violate Section 409A of the Code.

d.       In the event of any Termination of Employment described in paragraph 3(a), the Executive shall be under no obligation to seek other employment, and, except as provided in paragraph 3(c), there shall be no offset against amounts due the Executive under this Agreement on account of any remuneration or benefits attributable to any subsequent employment.

4.       INTENTIONALLY OMITTED

5.       Mediation and Arbitration.

Any dispute or controversy arising out of or in relation to this Agreement shall first be submitted to mediation in the City of Jacksonville, Florida in accordance with the Commercial Mediation Rules of the American Arbitration Association. If mediation fails to resolve such dispute or controversy, then such dispute or controversy shall be determined and settled by arbitration in the City of Jacksonville, Florida, in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect, and judgment upon the award rendered by the arbitrator may be entered in any court of competent jurisdiction. The parties hereto agree to use good faith efforts to select a mediator and, if mediation fails to resolve such dispute or controversy, an arbitrator. If the parties cannot agree upon a mediator or arbitrator, such mediator or arbitrator shall be selected in accordance with the relevant Commercial Rules of the American Arbitration Association then in effect. The Company's mediation and arbitration expenses, as well as any litigation costs, including legal counsel and experts reasonably engaged, shall be paid by the Company. The Executive's mediation and arbitration costs, as well as any litigation costs, including legal counsel and reasonable experts, shall be paid by the Company no later than 2 ½ months after the end of the calendar year in which such costs and expenses were incurred, provided, however, in the event the trier of fact determines the Executive's claims thereunder are made frivolously or in bad faith, the Executive shall immediately repay such litigation costs to the Company. Any payments that would otherwise become due under this Agreement that are the subject of a dispute may be delayed to the extent permitted under Section 409A of the Code. Whenever any action is required to be taken under this Agreement within a specified period of time and the taking of such action is materially affected by a matter submitted to mediation or arbitration, such period shall automatically be extended by the number of days plus ten that are taken for the determination of that matter by the parties through mediation or otherwise by the arbitrator.

6. Income Tax Withholding.

The Company may withhold from any payments made under this Agreement all federal, state or other taxes as shall be required pursuant to any law or governmental regulation or ruling.

7. Entire Understanding.

Except for the provisions of that certain employment agreement dated as of January 1, 2008 between the Executive and the Company and any compensation, incentive, indemnification, welfare benefit, retirement, or other arrangement, agreement or program ("Company Programs") in effect from time to time, this Agreement contains the entire understanding between the Company and the Executive with respect to the subject matter hereof. The Company's obligation to make payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not affect (other than as expressly stated herein) or operate to reduce any benefit or compensation inuring to the Executive of any kind elsewhere provided and not expressly provided for in this Agreement, including without limitation, any benefit or compensation provided under any of the Company Programs.

8. Severability.

If, for any reason, any one or more of the provisions or part of a provision contained in this Agreement shall be held by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement not held so invalid, illegal or unenforceable, and each other provision or part of a provision shall to the full extent consistent with law continue in full force and effect.

9. Consolidation, Merger, or Sale of Assets.

If the Company consolidates or merges into or with, or transfers all or substantially all of its assets to, another corporation, or if Executive ceases employment with the Company to become an employee of a Person of which the Company is a Subsidiary (or an employee of a Person of which a former Subsidiary of the Company is a Subsidiary) or an employee of a Subsidiary of the Company, the term "Company" as used herein shall mean such other corporation and this Agreement shall continue in full force and effect.

10. Notices.

All notices, requests, demands and other communications required or permitted hereunder shall be given in writing and shall be deemed to have been duly given if hand delivered or mailed, postage prepaid, certified or registered, first class as follows:

a.      to the Company:

  FPIC Insurance Group, Inc.
  Attention:  Chief Executive Officer
  225 Water Street, Suite 1400
  Jacksonville, Florida  32202

b.      to the Executive:

  Robert E. White, Jr.
  200 E. Kari Court
  Jacksonville, Florida 32259

or to such other address as either party shall have previously specified in writing to the other.

11.      No Attachment.

Except as required by law, no right to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge or hypothecation or to execution, attachment, levy or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to effect any such action shall be null, void and of no effect.

12.      Binding Agreement; Benefit and Assignment.

This Agreement shall be binding upon and inure to the benefit of the Company (including any Person that shall be deemed to be the "Company" as provided in paragraph 9 above) and the Executive. The Company shall require any Person that shall become deemed to be the "Company" as provided in paragraph 9 above (other than those that become so by operation of law) to expressly assume, in writing, all of the Company's obligations to the Executive hereunder. Except as provided in the preceding sentences, this Agreement and the rights and obligations of the parties hereunder are personal, and neither this Agreement nor any right, benefit or obligation of either party hereto shall be subject to voluntary or involuntary assignment, alienation or transfer, whether by operation of law or otherwise, without the prior written consent of the other party. In the event that the Executive dies before all amounts payable under this Agreement have been paid, all remaining amounts shall be paid to the beneficiary specifically designated by the Executive in writing prior to his death, or, if no such beneficiary was designated (or the Company is unable in good faith to determine the beneficiary designated), to the Executive's personal representative or estate.

13.      Modification and Waiver.

This Agreement may not be modified or amended except by an instrument in writing signed by the parties hereto. No term or condition of this Agreement shall be deemed to have been waived, nor shall there be any estoppel against the enforcement of any provision of this Agreement except by written instrument signed by the party charged with such waiver or estoppel. No such written waiver

shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

14.        Headings of No Effect.

The paragraph headings contained in this Agreement are included solely for convenience of reference and shall not in any way affect the meaning or interpretation of any of the provisions of this Agreement.

15.        Governing Law.

This Agreement and its validity, interpretation, performance, and enforcement shall be governed by the laws of the State of Florida without giving effect to the choice of law provisions in effect in such State.

16.        Effect of Section 409A.

It is expressly contemplated by the parties that this Agreement will conform to, and be interpreted to comply with, Section 409A of the Code. Notwithstanding any other provision of this Agreement, if the Executive is a "specified employee" as defined in Section 409A(a)(2)(B)(i) of the Code at the time of his separation from service, then the payment of any amount under or pursuant to this Agreement that is considered deferred compensation subject to Section 409A of the Code shall be deferred for six (6) months after his "separation from service" or, if earlier, his death as required by Section 409A(a)(2)(B)(i) of the Code (the "409A Deferral Period").

In the event payments are otherwise due to be made in installments or periodically during the 409A Deferral Period, the payments that would otherwise have been made in the 409A Deferral Period shall be accumulated and paid in a lump sum as soon as the 409A Deferral Period ends, and the balance of the payments shall be made as otherwise scheduled. If the Executive incurs any interest or additional tax under Section 409A(a)(1)(B) of the Code with respect to amounts payable under this Agreement, the Company promptly at that time will pay the Executive an additional amount so that, after all taxes on such additional amount, he has an amount remaining equal to such interest or additional tax. Such gross-up payment, however, shall be made in any event no later than the end of the Executive's taxable year next following his taxable year in which the related taxes, interest or penalties are remitted.

For purposes of this Agreement, a Termination of Employment shall not be deemed to exist unless the Executive has a "separation from service" within the meaning of Section 409A of the Code (generally, where it is reasonably anticipated that the level of services he will perform after that date, whether as an employee or independent contractor, will permanently decrease to no more than 20 percent of the average level of services performed by him over the immediately preceding 36-month period).

All rights to payments and benefits under this Agreement shall be treated as rights to receive a series of separate payments and benefits to the fullest extent allowed by Section 409A of the Code. All reimbursements and in kind benefits provided under this Agreement shall be made or provided in accordance with the requirements of Section 409A of the Code, including, where applicable, the requirements that (i) any reimbursement is for expenses incurred during the Executive's lifetime (or during a shorter period of time specified in this Agreement); (ii) the amount of expenses eligible for reimbursement, or in kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in kind benefits to be provided, in any other calendar year; (iii) the reimbursement of an eligible expense will be made no later than 2 ½ months after the end of the calendar year in which the expense is incurred; and (iv) the right to reimbursement or in kind benefits is not subject to liquidation or exchange for another benefit.

17.     Parachute Payments

If Independent Tax Counsel (as defined below) shall reasonably determine that the aggregate payments made to the Executive pursuant to this Agreement and any other payments to the Executive from the Company that constitute "parachute payments" as defined in Section 280G of the Code (or any successor provision thereto) ("Parachute Payments") would be subject to the excise tax imposed by Section 4999 of the Code, then payments under this Agreement shall be reduced to the maximum amount Independent Tax Counsel reasonably determines would not trigger such excise tax. The Executive shall be permitted to select the benefits to be reduced. "Independent Tax Counsel" shall mean an attorney, a certified public accountant with a nationally recognized accounting firm, or a compensation consultant with a nationally recognized actuarial and benefits consulting firm, with expertise in the area of executive compensation tax law, who shall be selected by the Company and shall be reasonably acceptable to the Executive, and whose fees and disbursements shall be paid by the Company.

18.     In Kind Benefits.

Notwithstanding any other terms of this Agreement, if during the Coverage Period the Executive becomes entitled to receive benefits and the Company is unable to provide such benefits to the Executive at substantially the same cost it would incur were the Executive still employed by the Company (the "Benefit Cost"), the Company shall have the rights to pay the Executive the Benefit Cost of such benefits in lieu of providing such benefits to the Executive.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

**FPIC INSURANCE GROUP, INC.**

By: /s/  John R. Byers
        John R. Byers
        President and Chief Executive Officer

By: /s/ Robert E. White, Jr.
        Robert E. White, Jr.

**Exhibit 10.7**

**DEFERRED COMPENSATION**
**and**
**SETTLEMENT AGREEMENT**
**between**
**FPIC INSURANCE GROUP, INC.**
**and**
**JOHN R. BYERS**

THIS AGREEMENT, effective as of December 31, 2008, between FPIC Insurance Group, Inc., a Florida corporation (the "Company"), and John R. Byers, an individual (the "Executive").

W I T N E S S E T H:

WHEREAS, the Executive is an active employee of the Company and is currently a participant in the FPIC Insurance Group, Inc. Supplemental Executive Retirement Plan**,** as amended (the "Prior Plan"), sponsored by the Company; and

WHEREAS, the Company maintains the FPIC Insurance Group, Inc. Nonqualified Deferred Compensation Plan (the "Deferred Comp Plan") for the benefit of certain of its management and highly compensated employees; and

WHEREAS, the Company wishes to terminate the Prior Plan with respect to the Executive, and the parties hereto wish to enter into this Agreement for the purpose of (i) providing for a full and final settlement of all matters arising with respect to or pertaining to the Prior Plan, including without limitation the value of benefits, whether past, present or future, the value of which is subject to a bona fide dispute, claims for attorneys' fees and expenses, and any and all other tort, contract, statutory and other claims of any kind related to the Prior Plan and (ii) providing the Executive with additional Deferred Comp Plan benefits in order to provide retirement benefits to the Executive; and

NOW, THEREFORE, in consideration of the mutual promises, covenants, agreements and undertakings contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, do hereby agree as follows:

1. Certain Definitions.

  a. "Code" shall mean the Internal Revenue Code of 1986, as amended.

  b. "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

  c. "Person" shall be construed as broadly as possible and shall include an individual or natural person, a partnership (including a limited liability partnership), a

corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, a business, and any other entity.

     d.     Capitalized terms used herein without definition shall have the same meanings herein as in the Deferred Comp Plan.

     2.     Termination of the Prior Plan; Release.

     (a)     On the date hereof, the Executive shall cease to be a participant in the Prior Plan, which is hereby terminated as to the Executive, and the Company shall have no further obligations to the Executive thereunder. In settlement of the amounts accrued and vested on or before December 31, 2008, for the benefit of the Executive in the Prior Plan the Company shall credit the contribution to the Deferred Comp Plan described in Section 3(a) below. In consideration of the Executive's relinquishment of future benefits under the Prior Plan and of his continued services to the Company, the Company shall credit the contributions to the Deferred Comp Plan described in Section 3(b) below.

     (b)     The Executive accepts the terms of this Agreement in full, final and complete settlement and satisfaction of any and all claims that in any way relate, pertain to or arise out of the Prior Plan. Accordingly, the Executive does hereby release the Company, its successors or purchasers, and any and all parent, subsidiary and affiliated corporations or business entities, and any and all respective past or present executives, officers, agents, directors, shareholders, members, partners and representatives of the foregoing, and others acting for or on behalf of the foregoing (hereinafter the "Releasees") from all past, present or future claims, actions, rights or benefits of whatever nature or description, including any claims for attorneys' fees and expenses, from the beginning of time arising out of or relating to the Executive's rights under the Prior Plan.

     (c)     It is further understood and agreed that this document is intended to be a total accord, settlement and satisfaction of any and all claims, in law or in equity, that the Executive has or may have against the Releasees related to the Prior Plan, including, but not limited to, all contract, tort and statutory claims arising under any applicable state or federal statutes or laws, including but not limited to ERISA and the Code.

     (d)     The Executive warrants and acknowledges that the execution by the Executive of this Agreement, including the general release set forth above, is knowing and voluntary and that the Executive understands this Agreement, including the general release set forth above. The Executive further acknowledges and warrants that he has been advised to consult with an attorney prior to the execution of this Agreement, and that he has had the opportunity to consult with an attorney with respect to the terms of this Agreement, including the general release contained herein.

     3.     Company Contributions to Deferred Comp Plan.

     (a)     *Initial Contribution.* As soon as reasonably practicable after January 12, 2009, the Company will credit the Executive's Retirement Account under the Deferred Comp Plan with a Company Contribution equal to $1,276,433.

(b)     *Annual Contributions.* Contemporaneously with each payment of base salary (whether before or after the Executive's Separation from Service) paid by the Company to the Executive, commencing with the first payment during 2009, the Company will credit the Executive's Retirement Account under the Deferred Comp Plan with Company Contributions in an amount equal to the percentage shown on Schedule 1 hereto of the gross amount of each such payment of base salary.

(c)     *Transfer to Rabbi Trust.* Contemporaneously with each Company Contribution hereunder, the Company will transfer to a trust established pursuant to Section 11.2 of the Deferred Comp Plan an amount in cash equal to the amount of such Company Contribution.  The Company will cause such trust at all times to possess funds at least equal to the sum of all Accounts under the Deferred Comp Plan.

(d)     *Account.* Company Contributions made on the Executive's behalf hereunder shall be credited to the Executive's Retirement Account under the Deferred Comp Plan (the "Retirement Account").

(e)     *Investment of Company Contributions.* The balance in the Executive's Retirement Account shall be invested as directed by the Executive in accordance with the terms of the Deferred Comp Plan.

(f)     *Vesting.*  The Executive shall be at all times 100 percent vested in his Retirement Account.

(g)     *No Guaranteed Account Balance.* The Executive acknowledges that as the Executive shall be responsible for directing the investment of his Retirement Account balance, the Company does not guarantee the amount of the Executive's Retirement Account on any date.

(h)     *Impact of Separation from Service.* Except as provided in any employment or severance arrangement (including without limitation the employment agreement and change in control severance agreement, each dated as of January 1, 2008, between the Executive and the Company), upon the Executive's Separation from Service the Company shall have no further obligation hereunder to continue crediting Company Contributions to the Executive's Retirement Account.

(i)     *Distribution of Company Contributions Retirement Account.* The Executive's Retirement Account shall be distributed to him at the time and in the form elected by the Executive pursuant to the terms of the Deferred Comp Plan.

4.     No Admission.

The Executive acknowledges that nothing contained in this Agreement including the general release set forth herein or the payment of the sums referred to above shall be construed as an admission of liability or responsibility on the part of the Company or any of the Releasees, all such liability and responsibility being expressly denied.

5.      Mediation and Arbitration.

Any dispute or controversy arising out of or in relation to this Agreement shall first be submitted to mediation in the City of Jacksonville, Florida, in accordance with the Commercial Mediation Rules of the American Arbitration Association. If mediation fails to resolve such dispute or controversy, then such dispute or controversy shall be determined and settled by arbitration in the City of Jacksonville, Florida, in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect, and judgment upon the award rendered by the arbitrator may be entered in any court of competent jurisdiction. The parties hereto agree to use good faith efforts to select a mediator and, if mediation fails to resolve such dispute or controversy, an arbitrator. If the parties cannot agree upon a mediator or arbitrator, such mediator or arbitrator shall be selected in accordance with the relevant Commercial Rules of the American Arbitration Association then in effect. The Company's mediation and arbitration expenses, as well as any litigation costs, including legal counsel and reasonable experts, shall be paid by the Company. The Executive's mediation and arbitration costs, as well as any litigation costs, including legal counsel and reasonable experts, shall be paid by the Company no later than 2 ½ months after the end of the calendar year in which such expenses were incurred, provided, however, in the event the trier of fact determines the Executive's claims thereunder are made frivolously or in bad faith, the Executive shall immediately repay such litigation costs to the Company.

6.      Income Tax Withholding.

The Company may withhold from any payments made under this Agreement all federal, state or other taxes as shall be required pursuant to any law or governmental regulation or ruling.

7.      Entire Understanding.

Except as provided below, this Agreement contains the entire understanding between the Company and the Executive with respect to the subject matter hereof and supersedes any prior agreements between the Company and the Executive. The Company's obligation to make  payments provided for in this Agreement and otherwise to perform its obligations hereunder shall be in lieu and in full settlement of all other payments to the Executive under the Prior Plan but shall not affect (other than as expressly stated herein) or operate to reduce any benefit or compensation inuring to the Executive of any kind elsewhere provided and not expressly provided for in this Agreement, including without limitation, any benefit or compensation provided under any compensation, employment, severance, incentive, indemnification, welfare benefit, retirement or other arrangement, agreement or program in effect from time to time.

8.      Severability.

If, for any reason, any one or more of the provisions or part of a provision contained in this Agreement shall be held by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement not held so invalid, illegal or unenforceable, and each other provision or part of a provision shall to the full extent consistent with law continue in full force and effect.

9.          Consolidation, Merger, or Sale of Assets.

If the Company consolidates or merges into or with, or transfers all or substantially all of its assets to, another Person, the term "Company" as used herein shall mean such other Person and this Agreement shall continue in full force and effect.

10.         Notices.

All notices, requests, demands and other communications required or permitted hereunder shall be deemed to have been duly given upon delivery if in writing and hand delivered or mailed, postage prepaid, certified or registered, first class, return receipt requested, or sent by nationally recognized overnight courier service, as follows:

a.       *to the Company:*

FPIC Insurance Group, Inc.
Attention: Chairman of the Board
225 Water Street, Suite 1400
Jacksonville, Florida 32202

b.       *to the Executive:*

John R. Byers
3840 Fenwick Island Drive
Jacksonville, Florida 32224

or to such other address as either party shall have previously specified in writing to the other.

11.         No Attachment.

Except as required by law, no right to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge or hypothecation or to execution, attachment, levy or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to effect any such action shall be null, void and of no effect.

12.         Binding Agreement.

This Agreement shall be binding upon, and shall inure to the benefit of, the Executive and the Company and their respective permitted successors and assigns.

13.     Modification and Waiver.

This Agreement may not be modified or amended except by an instrument in writing signed by the parties hereto. No term or condition of this Agreement shall be deemed to have been waived, nor shall there be any estoppel against the enforcement of any provision of this Agreement except by written instrument signed by the party charged with such waiver or estoppel. No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

14.     Headings of No Effect.

The paragraph headings contained in this Agreement are included solely for convenience of reference and shall not in any way affect the meaning or interpretation of any of the provisions of this Agreement.

15.     Governing Law.

This Agreement and its validity, interpretation, performance, and enforcement shall be governed by the laws of the State of Florida without giving effect to the choice of law provisions in effect in such State.

16.     Effect of Section 409A.

It is expressly contemplated by the parties that this Agreement will conform to, and be interpreted to comply with the final regulations issued under Section 409A of the Code. **Notwithstanding any other provision of this Agreement, if the Executive does not sign this agreement prior to December 31, 2008, all amounts owed under the Prior Plan shall become subject to the provisions of Section 409A of the Code and the Executive shall be required to pay all applicable taxes, interest and penalties that may be due under Section 409A of the Code.**

17.     Miscellaneous.

The Executive and the Company acknowledge and represent they each have read or caused to be read this Agreement and that each understands it fully and signs it voluntarily.

6

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

**FPIC INSURANCE GROUP, INC.**

By: <u>/s/  Kenneth M. Kirschner</u>
    Name:  Kenneth M. Kirschner
    Title:  Chairman of the Board

**THE EXECUTIVE:**

<u>/s/  John R. Byers</u>
      John R. Byers

**Schedule 1**

**Annual Contributions**

| Year | Percentage of Base Salary |
|------|---------------------------|
| 2009 | 19.00% |
| 2010 | 21.75% |
| 2011 | 24.50% |
| 2012 | 27.25% |
| 2013 | 30.00% |
| 2014 | 32.75% |
| 2015 | 35.50% |
| 2016 | 38.25% |
| 2017 | 41.00% |
| 2018 | 43.75% |
| 2019 | 19.00% |

**Exhibit 10.8**

**DEFERRED COMPENSATION
and
SETTLEMENT AGREEMENT
between
FPIC INSURANCE GROUP, INC.
and
CHARLES DIVITA, III**

THIS AGREEMENT, effective as of December 31, 2008, between FPIC Insurance Group, Inc., a Florida corporation (the "Company"), and Charles Divita, III, an individual (the "Executive").

W I T N E S S E T H:

WHEREAS, the Executive is an active employee of the Company and is currently a participant in the Florida Physicians Insurance Company Excess Benefit Plan**,** as amended (the "Prior Plan"), sponsored by the Company; and

WHEREAS, the Company maintains the FPIC Insurance Group, Inc. Nonqualified Deferred Compensation Plan (the "Deferred Comp Plan") for the benefit of certain of its management and highly compensated employees; and

WHEREAS, the Company wishes to terminate the Prior Plan with respect to the Executive, and the parties hereto wish to enter into this Agreement for the purpose of (i) providing for a full and final settlement of all matters arising with respect to or pertaining to the Prior Plan, including without limitation the value of benefits, whether past, present or future, the value of which is subject to a bona fide dispute, claims for attorneys' fees and expenses, and any and all other tort, contract, statutory and other claims of any kind related to the Prior Plan and (ii) providing the Executive with additional Deferred Comp Plan benefits in order to provide retirement benefits to the Executive; and

NOW, THEREFORE, in consideration of the mutual promises, covenants, agreements and undertakings contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, do hereby agree as follows:

1.     Certain Definitions.

        a.     "Code" shall mean the Internal Revenue Code of 1986, as amended.

        b.     "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

        c.     "Person" shall be construed as broadly as possible and shall include an individual or natural person, a partnership (including a limited liability partnership), a

corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, a business, and any other entity.

        d.      Capitalized terms used herein without definition shall have the same meanings herein as in the Deferred Comp Plan.

        2.      <u>Termination of the Prior Plan; Release</u>.

        (a)      On the date hereof, the Executive shall cease to be a participant in the Prior Plan, which is hereby terminated as to the Executive, and the Company shall have no further obligations to the Executive thereunder. In settlement of the amounts accrued and vested on or before December 31, 2008, for the benefit of the Executive in the Prior Plan the Company shall credit the contribution to the Deferred Comp Plan described in Section 3(a) below.  In consideration of the Executive's relinquishment of future benefits under the Prior Plan and of his continued services to the Company, the Company shall credit the contributions to the Deferred Comp Plan described in Section 3(b) below.

        (b)      The Executive accepts the terms of this Agreement in full, final and complete settlement and satisfaction of any and all claims that in any way relate, pertain to or arise out of the Prior Plan.  Accordingly, the Executive does hereby release the Company, its successors or purchasers, and any and all parent, subsidiary and affiliated corporations or business entities, and any and all respective past or present executives, officers, agents, directors, shareholders, members, partners and representatives of the foregoing, and others acting for or on behalf of the foregoing (hereinafter the "<u>Releasees</u>") from all past, present or future claims, actions, rights or benefits of whatever nature or description, including any claims for attorneys' fees and expenses, from the beginning of time arising out of or relating to the Executive's rights under the Prior Plan.

        (c)      It is further understood and agreed that this document is intended to be a total accord, settlement and satisfaction of any and all claims, in law or in equity, that the Executive has or may have against the Releasees related to the Prior Plan, including, but not limited to, all contract, tort and statutory claims arising under any applicable state or federal statutes or laws, including but not limited to ERISA and the Code.

        (d)      The Executive warrants and acknowledges that the execution by the Executive of this Agreement, including the general release set forth above, is knowing and voluntary and that the Executive understands this Agreement, including the general release set forth above. The Executive further acknowledges and warrants that he has been advised to consult with an attorney prior to the execution of this Agreement, and that he has had the opportunity to consult with an attorney with respect to the terms of this Agreement, including the general release contained herein.

        3.      <u>Company Contributions to Deferred Comp Plan</u>.

        (a)      *Initial Contribution.* As soon as reasonably practicable after January 12, 2009, the Company will credit the Executive's Retirement Account under the Deferred Comp Plan with a Company Contribution equal to $137,947.

(b)     *Annual Contributions.* Contemporaneously with each payment of base salary (whether before or after the Executive's Separation from Service) paid by the Company to the Executive, commencing with the first payment during 2009, the Company will credit the Executive's Retirement Account under the Deferred Comp Plan with Company Contributions in an amount equal to the percentage shown on Schedule 1 hereto of the gross amount of each such payment of base salary.

(c)     *Transfer to Rabbi Trust.* Contemporaneously with each Company Contribution hereunder, the Company will transfer to a trust established pursuant to Section 11.2 of the Deferred Comp Plan an amount in cash equal to the amount of such Company Contribution.  The Company will cause such trust at all times to possess funds at least equal to the sum of all Accounts under the Deferred Comp Plan.

(d)     *Account.* Company Contributions made on the Executive's behalf hereunder shall be credited to the Executive's Retirement Account under the Deferred Comp Plan (the "Retirement Account").

(e)     *Investment of Company Contributions.* The balance in the Executive's Retirement Account shall be invested as directed by the Executive in accordance with the terms of the Deferred Comp Plan.

(f)     *Vesting.*  The Executive shall be at all times 100 percent vested in his Retirement Account.

(g)     *No Guaranteed Account Balance.* The Executive acknowledges that as the Executive shall be responsible for directing the investment of his Retirement Account balance, the Company does not guarantee the amount of the Executive's Retirement Account on any date.

(h)     *Impact of Separation from Service.* Except as provided in any employment or severance arrangement (including without limitation the employment agreement and change in control severance agreement, each dated as of January 1, 2008, between the Executive and the Company), upon the Executive's Separation from Service the Company shall have no further obligation hereunder to continue crediting Company Contributions to the Executive's Retirement Account.

(i)     *Distribution of Company Contributions Retirement Account.* The Executive's Retirement Account shall be distributed to him at the time and in the form elected by the Executive pursuant to the terms of the Deferred Comp Plan.

4. <u>No Admission</u>.

The Executive acknowledges that nothing contained in this Agreement including the general release set forth herein or the payment of the sums referred to above shall be construed as an admission of liability or responsibility on the part of the Company or any of the Releasees, all such liability and responsibility being expressly denied.

5. <u>Mediation and Arbitration</u>.

Any dispute or controversy arising out of or in relation to this Agreement shall first be submitted to mediation in the City of Jacksonville, Florida, in accordance with the Commercial Mediation Rules of the American Arbitration Association. If mediation fails to resolve such dispute or controversy, then such dispute or controversy shall be determined and settled by arbitration in the City of Jacksonville, Florida, in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect, and judgment upon the award rendered by the arbitrator may be entered in any court of competent jurisdiction. The parties hereto agree to use good faith efforts to select a mediator and, if mediation fails to resolve such dispute or controversy, an arbitrator. If the parties cannot agree upon a mediator or arbitrator, such mediator or arbitrator shall be selected in accordance with the relevant Commercial Rules of the American Arbitration Association then in effect. The Company's mediation and arbitration expenses, as well as any litigation costs, including legal counsel and reasonable experts, shall be paid by the Company. The Executive's mediation and arbitration costs, as well as any litigation costs, including legal counsel and reasonable experts, shall be paid by the Company no later than 2 ½ months after the end of the calendar year in which such expenses were incurred, provided, however, in the event the trier of fact determines the Executive's claims thereunder are made frivolously or in bad faith, the Executive shall immediately repay such litigation costs to the Company.

6. <u>Income Tax Withholding</u>.

The Company may withhold from any payments made under this Agreement all federal, state or other taxes as shall be required pursuant to any law or governmental regulation or ruling.

7. <u>Entire Understanding</u>.

Except as provided below, this Agreement contains the entire understanding between the Company and the Executive with respect to the subject matter hereof and supersedes any prior agreements between the Company and the Executive. The Company's obligation to make payments provided for in this Agreement and otherwise to perform its obligations hereunder shall be in lieu and in full settlement of all other payments to the Executive under the Prior Plan but shall not affect (other than as expressly stated herein) or operate to reduce any benefit or compensation inuring to the Executive of any kind elsewhere provided and not expressly provided for in this Agreement, including without limitation, any benefit or compensation provided under any compensation, employment, severance, incentive, indemnification, welfare benefit, retirement or other arrangement, agreement or program in effect from time to time.

8.  Severability.

If, for any reason, any one or more of the provisions or part of a provision contained in this Agreement shall be held by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement not held so invalid, illegal or unenforceable, and each other provision or part of a provision shall to the full extent consistent with law continue in full force and effect.

9.  Consolidation, Merger, or Sale of Assets.

If the Company consolidates or merges into or with, or transfers all or substantially all of its assets to, another Person, the term "Company" as used herein shall mean such other Person and this Agreement shall continue in full force and effect.

10.  Notices.

All notices, requests, demands and other communications required or permitted hereunder shall be deemed to have been duly given upon delivery if in writing and hand delivered or mailed, postage prepaid, certified or registered, first class, return receipt requested, or sent by nationally recognized overnight courier service, as follows:

a.  *to the Company:*

FPIC Insurance Group, Inc.
Attention:  Chief Executive Officer
225 Water Street, Suite 1400
Jacksonville, Florida  32202

b.  *to the Executive:*

Charles Divita, III
549 Bridge Creek Drive
Jacksonville, Florida 32259

or to such other address as either party shall have previously specified in writing to the other.

11.  No Attachment.

Except as required by law, no right to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge or hypothecation or to execution, attachment, levy or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to effect any such action shall be null, void and of no effect.

12. <u>Binding Agreement</u>.

This Agreement shall be binding upon, and shall inure to the benefit of, the Executive and the Company and their respective permitted successors and assigns.

13. <u>Modification and Waiver</u>.

This Agreement may not be modified or amended except by an instrument in writing signed by the parties hereto. No term or condition of this Agreement shall be deemed to have been waived, nor shall there be any estoppel against the enforcement of any provision of this Agreement except by written instrument signed by the party charged with such waiver or estoppel. No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

14. <u>Headings of No Effect</u>.

The paragraph headings contained in this Agreement are included solely for convenience of reference and shall not in any way affect the meaning or interpretation of any of the provisions of this Agreement.

15. <u>Governing Law</u>.

This Agreement and its validity, interpretation, performance, and enforcement shall be governed by the laws of the State of Florida without giving effect to the choice of law provisions in effect in such State.

16. <u>Effect of Section 409A</u>.

It is expressly contemplated by the parties that this Agreement will conform to, and be interpreted to comply with the final regulations issued under Section 409A of the Code. **Notwithstanding any other provision of this Agreement, if the Executive does not sign this agreement prior to December 31, 2008, all amounts owed under the Prior Plan shall become subject to the provisions of Section 409A of the Code and the Executive shall be required to pay all applicable taxes, interest and penalties that may be due under Section 409A of the Code.**

17. <u>Miscellaneous</u>.

The Executive and the Company acknowledge and represent they each have read or caused to be read this Agreement and that each understands it fully and signs it voluntarily.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

**FPIC INSURANCE GROUP, INC.**

By: /s/  John R. Byers
    Name:  John R. Byers
    Title:  President and Chief Executive Officer


**THE EXECUTIVE:**

/s/  Charles Divita, III
      Charles Divita, III

7

**Schedule 1**

**Annual Contributions**

<u>Percentage of Base Salary</u>

5.25%

**Exhibit 10.9**

**DEFERRED COMPENSATION**
**and**
**SETTLEMENT AGREEMENT**
**between**
**FPIC INSURANCE GROUP, INC.**
**and**
**ROBERT E. WHITE, JR.**

THIS AGREEMENT, effective as of December 31, 2008, between FPIC Insurance Group, Inc., a Florida corporation (the "Company"), and Robert E. White, Jr., an individual (the "Executive").

W I T N E S S E T H:

WHEREAS, the Executive is an active employee of the Company and is currently a participant in the Florida Physicians Insurance Company Excess Benefit Plan, as amended (the "Prior Plan"), sponsored by the Company; and

WHEREAS, the Company maintains the FPIC Insurance Group, Inc. Nonqualified Deferred Compensation Plan (the "Deferred Comp Plan") for the benefit of certain of its management and highly compensated employees; and

WHEREAS, the Company wishes to terminate the Prior Plan with respect to the Executive, and the parties hereto wish to enter into this Agreement for the purpose of (i) providing for a full and final settlement of all matters arising with respect to or pertaining to the Prior Plan, including without limitation the value of benefits, whether past, present or future, the value of which is subject to a bona fide dispute, claims for attorneys' fees and expenses, and any and all other tort, contract, statutory and other claims of any kind related to the Prior Plan and (ii) providing the Executive with additional Deferred Comp Plan benefits in order to provide retirement benefits to the Executive; and

NOW, THEREFORE, in consideration of the mutual promises, covenants, agreements and undertakings contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, do hereby agree as follows:

1.     Certain Definitions.

    a.     "Code" shall mean the Internal Revenue Code of 1986, as amended.

    b.     "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

    c.     "Person" shall be construed as broadly as possible and shall include an individual or natural person, a partnership (including a limited liability partnership), a

corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, a business, and any other entity.

        d.      Capitalized terms used herein without definition shall have the same meanings herein as in the Deferred Comp Plan.

        2.      <u>Termination of the Prior Plan; Release</u>.

        (a)      On the date hereof, the Executive shall cease to be a participant in the Prior Plan, which is hereby terminated as to the Executive, and the Company shall have no further obligations to the Executive thereunder. In settlement of the amounts accrued and vested on or before December 31, 2008, for the benefit of the Executive in the Prior Plan the Company shall credit the contribution to the Deferred Comp Plan described in Section 3(a) below. In consideration of the Executive's relinquishment of future benefits under the Prior Plan and of his continued services to the Company, the Company shall credit the contributions to the Deferred Comp Plan described in Section 3(b) below.

        (b)      The Executive accepts the terms of this Agreement in full, final and complete settlement and satisfaction of any and all claims that in any way relate, pertain to or arise out of the Prior Plan. Accordingly, the Executive does hereby release the Company, its successors or purchasers, and any and all parent, subsidiary and affiliated corporations or business entities, and any and all respective past or present executives, officers, agents, directors, shareholders, members, partners and representatives of the foregoing, and others acting for or on behalf of the foregoing (hereinafter the "<u>Releasees</u>") from all past, present or future claims, actions, rights or benefits of whatever nature or description, including any claims for attorneys' fees and expenses, from the beginning of time arising out of or relating to the Executive's rights under the Prior Plan.

        (c)      It is further understood and agreed that this document is intended to be a total accord, settlement and satisfaction of any and all claims, in law or in equity, that the Executive has or may have against the Releasees related to the Prior Plan, including, but not limited to, all contract, tort and statutory claims arising under any applicable state or federal statutes or laws, including but not limited to ERISA and the Code.

        (d)      The Executive warrants and acknowledges that the execution by the Executive of this Agreement, including the general release set forth above, is knowing and voluntary and that the Executive understands this Agreement, including the general release set forth above. The Executive further acknowledges and warrants that he has been advised to consult with an attorney prior to the execution of this Agreement, and that he has had the opportunity to consult with an attorney with respect to the terms of this Agreement, including the general release contained herein.

        3.      <u>Company Contributions to Deferred Comp Plan</u>.

        (a)      *Initial Contribution.* As soon as reasonably practicable after January 12, 2009, the Company will credit the Executive's Retirement Account under the Deferred Comp Plan with a Company Contribution equal to $535,430.

(b)  *Annual Contributions.* Contemporaneously with each payment of base salary (whether before or after the Executive's Separation from Service) paid by the Company to the Executive, commencing with the first payment during 2009, the Company will credit the Executive's Retirement Account under the Deferred Comp Plan with Company Contributions in an amount equal to the percentage shown on Schedule 1 hereto of the gross amount of each such payment of base salary.

(c)  *Transfer to Rabbi Trust.* Contemporaneously with each Company Contribution hereunder, the Company will transfer to a trust established pursuant to Section 11.2 of the Deferred Comp Plan an amount in cash equal to the amount of such Company Contribution. The Company will cause such trust at all times to possess funds at least equal to the sum of all Accounts under the Deferred Comp Plan.

(d)  *Account.* Company Contributions made on the Executive's behalf hereunder shall be credited to the Executive's Retirement Account under the Deferred Comp Plan (the "Retirement Account").

(e)  *Investment of Company Contributions.* The balance in the Executive's Retirement Account shall be invested as directed by the Executive in accordance with the terms of the Deferred Comp Plan.

(f)  *Vesting.* The Executive shall be at all times 100 percent vested in his Retirement Account.

(g)  *No Guaranteed Account Balance.* The Executive acknowledges that as the Executive shall be responsible for directing the investment of his Retirement Account balance, the Company does not guarantee the amount of the Executive's Retirement Account on any date.

(h)  *Impact of Separation from Service.* Except as provided in any employment or severance arrangement (including without limitation the employment agreement and change in control severance agreement, each dated as of January 1, 2008, between the Executive and the Company), upon the Executive's Separation from Service the Company shall have no further obligation hereunder to continue crediting Company Contributions to the Executive's Retirement Account.

(i)  *Distribution of Company Contributions Retirement Account.* The Executive's Retirement Account shall be distributed to him at the time and in the form elected by the Executive pursuant to the terms of the Deferred Comp Plan.

4.  No Admission.

The Executive acknowledges that nothing contained in this Agreement including the general release set forth herein or the payment of the sums referred to above shall be construed as an admission of liability or responsibility on the part of the Company or any of the Releasees, all such liability and responsibility being expressly denied.

5. <u>Mediation and Arbitration</u>.

Any dispute or controversy arising out of or in relation to this Agreement shall first be submitted to mediation in the City of Jacksonville, Florida, in accordance with the Commercial Mediation Rules of the American Arbitration Association. If mediation fails to resolve such dispute or controversy, then such dispute or controversy shall be determined and settled by arbitration in the City of Jacksonville, Florida, in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect, and judgment upon the award rendered by the arbitrator may be entered in any court of competent jurisdiction. The parties hereto agree to use good faith efforts to select a mediator and, if mediation fails to resolve such dispute or controversy, an arbitrator. If the parties cannot agree upon a mediator or arbitrator, such mediator or arbitrator shall be selected in accordance with the relevant Commercial Rules of the American Arbitration Association then in effect. The Company's mediation and arbitration expenses, as well as any litigation costs, including legal counsel and reasonable experts, shall be paid by the Company. The Executive's mediation and arbitration costs, as well as any litigation costs, including legal counsel and reasonable experts, shall be paid by the Company no later than 2 ½ months after the end of the calendar year in which such expenses were incurred, provided, however, in the event the trier of fact determines the Executive's claims thereunder are made frivolously or in bad faith, the Executive shall immediately repay such litigation costs to the Company.

6. <u>Income Tax Withholding</u>.

The Company may withhold from any payments made under this Agreement all federal, state or other taxes as shall be required pursuant to any law or governmental regulation or ruling.

7. <u>Entire Understanding</u>.

Except as provided below, this Agreement contains the entire understanding between the Company and the Executive with respect to the subject matter hereof and supersedes any prior agreements between the Company and the Executive. The Company's obligation to make  payments provided for in this Agreement and otherwise to perform its obligations hereunder shall be in lieu and in full settlement of all other payments to the Executive under the Prior Plan but shall not affect (other than as expressly stated herein) or operate to reduce any benefit or compensation inuring to the Executive of any kind elsewhere provided and not expressly provided for in this Agreement, including without limitation, any benefit or compensation provided under any compensation, employment, severance, incentive, indemnification, welfare benefit, retirement or other arrangement, agreement or program in effect from time to time.

8. <u>Severability</u>.

If, for any reason, any one or more of the provisions or part of a provision contained in this Agreement shall be held by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement not held so invalid, illegal or unenforceable, and each other provision or part of a provision shall to the full extent consistent with law continue in full force and effect.

9.  Consolidation, Merger, or Sale of Assets.

If the Company consolidates or merges into or with, or transfers all or substantially all of its assets to, another Person, the term "Company" as used herein shall mean such other Person and this Agreement shall continue in full force and effect.

10.  Notices.

All notices, requests, demands and other communications required or permitted hereunder shall be deemed to have been duly given upon delivery if in writing and hand delivered or mailed, postage prepaid, certified or registered, first class, return receipt requested, or sent by nationally recognized overnight courier service, as follows:

a.  *to the Company:*

FPIC Insurance Group, Inc.
Attention:  Chief Executive Officer
225 Water Street, Suite 1400
Jacksonville, Florida  32202

b.  *to the Executive:*

Robert E. White, Jr.
200 E. Kari Court
Jacksonville, Florida 32259

or to such other address as either party shall have previously specified in writing to the other.

11.  No Attachment.

Except as required by law, no right to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge or hypothecation or to execution, attachment, levy or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to effect any such action shall be null, void and of no effect.

12.  Binding Agreement.

This Agreement shall be binding upon, and shall inure to the benefit of, the Executive and the Company and their respective permitted successors and assigns.

13.     Modification and Waiver.

This Agreement may not be modified or amended except by an instrument in writing signed by the parties hereto. No term or condition of this Agreement shall be deemed to have been waived, nor shall there be any estoppel against the enforcement of any provision of this Agreement except by written instrument signed by the party charged with such waiver or estoppel. No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

14.     Headings of No Effect.

The paragraph headings contained in this Agreement are included solely for convenience of reference and shall not in any way affect the meaning or interpretation of any of the provisions of this Agreement.

15.     Governing Law.

This Agreement and its validity, interpretation, performance, and enforcement shall be governed by the laws of the State of Florida without giving effect to the choice of law provisions in effect in such State.

16.     Effect of Section 409A.

It is expressly contemplated by the parties that this Agreement will conform to, and be interpreted to comply with the final regulations issued under Section 409A of the Code. **Notwithstanding any other provision of this Agreement, if the Executive does not sign this agreement prior to December 31, 2008, all amounts owed under the Prior Plan shall become subject to the provisions of Section 409A of the Code and the Executive shall be required to pay all applicable taxes, interest and penalties that may be due under Section 409A of the Code.**

17.     Miscellaneous.

The Executive and the Company acknowledge and represent they each have read or caused to be read this Agreement and that each understands it fully and signs it voluntarily.

6

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

**FPIC INSURANCE GROUP, INC.**

By: /s/  John R. Byers
    Name:  John R. Byers
    Title:  President and Chief Executive Officer


**THE EXECUTIVE:**

/s/  Robert E. White, Jr.
      Robert E. White, Jr.

**Schedule 1**

**Annual Contributions**

<u>Percentage of Base Salary</u>

16.0%

# FPIC INSURANCE GROUP, INC.

## DEFERRED COMPENSATION PLAN



# FPIC Insurance Group, Inc. Deferred Compensation Plan

# FPIC Insurance Group, Inc. Deferred Compensation Plan

## ARTICLE I
### *Establishment and Purpose*

FPIC Insurance Group, Inc. (the "Company") hereby amends and restates the FPIC Insurance Group, Inc. Deferred Compensation Plan (the "Plan"), effective January 1, 2008. This amendment and restatement applies to all amounts previously or hereafter deferred under the Plan, it being expressly intended that this amendment and restatement shall constitute a material modification of the Plan as in effect on October 3, 2004, such that all amounts deferred under the Plan prior to January 1, 2005, shall be subject to Code Section 409A.

The purpose of the Plan is to attract and retain key employees and Directors by providing each Participant with an opportunity to defer receipt of a portion of their salary, bonus, and other specified compensation. The Plan is not intended to meet the qualification requirements of Code Section 401(a), but is intended to meet the requirements of Code Section 409A, and shall be operated and interpreted consistent with that intent.

The Plan constitutes an unsecured promise by a Participating Employer to pay benefits in the future. Participants in the Plan shall have the status of general unsecured creditors of the Company or the Adopting Employer, as applicable. Each Participating Employer shall be solely responsible for payment of the benefits of its employees and their beneficiaries. The Plan is unfunded for Federal tax purposes and is intended to be an unfunded arrangement for eligible employees who are part of a select group of management or highly compensated employees of the Employer within the meaning of Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA. Any amounts set aside to defray the liabilities assumed by the Company or an Adopting Employer will remain the general assets of the Company or the Adopting Employer and shall remain subject to the claims of the Company's or the Adopting Employer's creditors until such amounts are distributed to the Participants.

## ARTICLE II
### *Definitions*

2.1  Account. Account means a bookkeeping account maintained by the Committee to record the payment obligation of a Participating Employer to a Participant as determined under the terms of the Plan. The Committee may maintain an Account to record the total obligation to a Participant and component Accounts to reflect amounts payable at different times and in different forms. Reference to an Account means any such Account established by the Committee, as the context requires. Accounts are intended to constitute unfunded obligations within the meaning of Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA.

2.2  Account Balance. Account Balance means, with respect to any Account, the total payment obligation owed to a Participant from such Account as of the most recent Valuation Date.

# FPIC Insurance Group, Inc. Deferred Compensation Plan

2.3     <u>Adopting Employer.</u> Adopting Employer means an Affiliate who, with the consent of the Company, has adopted the Plan for the benefit of its eligible employees.

2.4     <u>Affiliate.</u> Affiliate means a corporation, trade or business that, together with the Company, is treated as a single employer under Code Section 414(b) or (c).

2.5     <u>Beneficiary.</u> Beneficiary means a natural person, estate, or trust designated by a Participant to receive payments to which a Beneficiary is entitled in accordance with provisions of the Plan. The Participant's spouse, if living, otherwise the Participant's estate, shall be the Beneficiary if: (i)the Participant has failed to properly designate a Beneficiary, or (ii) all designated Beneficiaries have predeceased the Participant.

A former spouse shall have no interest under the Plan, as Beneficiary or otherwise, unless the Participant designates such person as a Beneficiary after dissolution of the marriage, except to the extent provided under the terms of a domestic relations order as described in  Code Section 414(p)(1)(B).

2.6     <u>Business Day.</u> A Business Day is each day on which the New York Stock Exchange is open for business.

2.7     <u>Change in Control.</u> Change in Control, with respect to a Participating Employer that is organized as a corporation, occurs on the date on which any of the following events occur (i) a change in the ownership of the Participating Employer; (ii) a change in the effective control of the Participating Employer; (iii) a change in the ownership of a substantial portion of the assets of the Participating Employer.

For purposes of this Section, a change in the ownership of the Participating Employer occurs on the date on which any one person, or more than one person acting as a group, acquires ownership of stock of the Participating Employer that, together with stock held by such person or group constitutes more than 50% of the total fair market value or total voting power of the stock of the Participating Employer. A change in the effective control of the Participating Employer occurs on the date on which either (i) a person, or more than one person acting as a group, acquires ownership of stock of the Participating Employer possessing 30% or more of the total voting power of the stock of the Participating Employer, taking into account all such stock acquired during the 12-month period ending on the date of the most recent acquisition, or (ii) a majority of the members of the Participating Employer's Board of Directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of such Board of Directors prior to the date of the appointment or election, but only if no other corporation is a majority shareholder of the Participating Employer . A change in the ownership of a substantial portion of assets occurs on the date on which any one person, or more than one person acting as a group, other than a person or group of persons that is related to the Participating Employer, acquires assets from the Participating Employer that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of the assets of the Participating Employer immediately prior to such acquisition or acquisitions, taking into account all such assets acquired during the 12-month period ending on the date of the most recent acquisition.

An event constitutes a Change in Control with respect to a Participant only if the Participant performs services for the Participating Employer that has experienced the Change in Control, or the Participant's relationship to the affected Participating Employer otherwise satisfies the requirements of Treasury Regulation Section 1.409A-3(i)(5)(ii).

Notwithstanding anything to the contrary herein, with respect to a Participating Employer that is a partnership, Change in Control means only a change in the ownership of the partnership or a change in the ownership of a substantial portion of the assets of the partnership, and the provisions set forth above respecting such changes relative to a corporation shall be applied by analogy.

The determination as to the occurrence of a Change in Control shall be based on objective facts and in accordance with the requirements of Code Section 409A.

2.8     Claimant. Claimant means a Participant or Beneficiary filing a claim under Article XII of this Plan.

2.9     Code. Code means the Internal Revenue Code of 1986, as amended from time to time.

2.10    Code Section 409A. Code Section 409A means section 409A of the Code, and regulations and other guidance issued by the Treasury Department and Internal Revenue Service thereunder.

2.11    Committee. Committee means the committee appointed by the Board of Directors of the Company (or the appropriate committee of such board) to administer the Plan. If no designation is made, the Chief Executive Officer of the Company or his delegate shall have and exercise the powers of the Committee.

2.12    Company. Company means FPIC Insurance Group, Inc.

2.13    Company Contribution. Company Contribution means a credit by a Participating Employer to a Participant's Account(s) in accordance with the provisions of Article V of the Plan. Except to the extent otherwise provided in Article V, Company Contributions are credited at the sole discretion of the Participating Employer and the fact that a Company Contribution is credited in one year shall not obligate the Participating Employer to continue to make such Company Contribution in subsequent years. Unless the context clearly indicates otherwise, a reference to Company Contribution shall include Earnings attributable to such contribution.

2.14 <u>Compensation.</u> Compensation means a Participant's base salary, bonus, commission, Directors' fees, and such other cash or equity-based compensation (if any) approved by the Committee as Compensation that may be deferred under this Plan. Compensation shall not include any compensation that has been previously deferred under this Plan or any other arrangement subject to Code Section 409A.

2.15 <u>Compensation Deferral Agreement.</u> Compensation Deferral Agreement means an agreement between a Participant and a Participating Employer that specifies (i) the amount of each component of Compensation that the Participant has elected to defer to the Plan in accordance with the provisions of Article IV, and (ii) the Payment Schedule applicable to one or more Accounts (other than the Retirement Account). The Committee may permit different deferral amounts for each component of Compensation and may establish a minimum or maximum deferral amount for each such component. Unless otherwise specified by the Committee in the Compensation Deferral Agreement, Participants may defer up to 100% of their Compensation for a Plan Year. A Compensation Deferral Agreement may also specify the investment allocation described in Section 8.4.

2.16 <u>Death Benefit.</u> Death Benefit means the benefit payable under the Plan to a Participant's Beneficiary(ies) upon the Participant's death as provided in Section 6.1 of the Plan.

2.17 <u>Deferral.</u> Deferral means a credit to a Participant's Account(s) that records that portion of the Participant's Compensation that the Participant has elected to defer to the Plan in accordance with the provisions of Article IV. Unless the context of the Plan clearly indicates otherwise, a reference to Deferrals includes Earnings attributable to such Deferrals.

Deferrals shall be calculated with respect to the gross cash Compensation payable to the Participant prior to any deductions or withholdings, but shall be reduced by the Committee as necessary so that it does not exceed 100% of the cash Compensation of the Participant remaining after deduction of all required income and employment taxes, 401(k) and other employee benefit deductions, and other deductions required by law. Changes to payroll withholdings that affect the amount of Compensation being deferred to the Plan shall be allowed only to the extent permissible under Code Section 409A.

2.18 <u>Director</u>. Director means a member of the Board of Directors of the Company.

2.19 <u>Earnings.</u> Earnings means a positive or negative adjustment to the value of an Account based upon the allocation of the Account by the Participant among deemed investment options in accordance with Article VIII.

# FPIC Insurance Group, Inc. Deferred Compensation Plan

2.20 <u>Effective Date.</u> Effective Date means January 1, 2008.

2.21 <u>Eligible Employee.</u> Eligible Employee means a full-time salaried Employee who is a member of a "select group of management or highly compensated employees" of a Participating Employer within the meaning of Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA, as determined by the Committee from time to time in its sole discretion.

2.22 <u>Employee.</u> Employee means a common-law employee of an Employer.

2.23 <u>Employer.</u> Employer means, with respect to Employees it employs, the Company and each Affiliate.

2.24 <u>ERISA.</u> ERISA means the Employee Retirement Income Security Act of 1974, as amended from time to time.

2.25 <u>Fiscal Year Compensation.</u> Fiscal Year Compensation means Compensation earned during one or more consecutive fiscal years of a Participating Employer, all of which is paid after the last day of such fiscal year or years.

2.26 <u>Participant.</u> Participant means an Eligible Employee or Director who has received notification of his or her eligibility to defer Compensation under the Plan under Section 3.1 and any other person with an Account Balance greater than zero, regardless of whether such individual continues to be an Eligible Employee or a Director. A Participant's continued participation in the Plan shall be governed by Section 3.2 of the Plan.

2.27 <u>Participating Employer.</u> Participating Employer means the Company and each Adopting Employer.

2.28 <u>Payment Schedule.</u> Payment Schedule means the date as of which payment of an Account under the Plan will commence and the form in which payment of such Account will be made.

2.29 <u>Performance-Based Compensation.</u> Performance-Based Compensation means Compensation where the amount of, or entitlement to, the Compensation is contingent on the satisfaction of pre-established organizational or individual performance criteria relating to a performance period of at least twelve consecutive months. Organizational or individual performance criteria are considered pre-established if established in writing by not later than ninety (90) days after the commencement of the period of service to which the criteria relate, provided that the outcome is substantially uncertain at the time the criteria are established. The determination of whether Compensation qualifies as

# FPIC Insurance Group, Inc. Deferred Compensation Plan

"Performance-Based Compensation" will be made in accordance with Treas. Reg. Section 1.409A-1(e) and subsequent guidance.

2.30   Plan. Generally, the term Plan means the "FPIC Insurance Group, Inc. Deferred Compensation Plan" as documented herein and as may be amended from time to time hereafter. However, to the extent permitted or required under Code Section 409A, the term Plan may in the appropriate context also mean a portion of the Plan that is treated as a single plan under Treas. Reg. Section 1.409A-1(c), or the Plan or portion of the Plan and any other nonqualified deferred compensation plan or portion thereof that is treated as a single plan under such section.

2.31   Plan Year. Plan Year means January 1 through December 31.

2.32   Retirement. Retirement means a Participant's Separation from Service after attainment of age 62.

2.33   Retirement Account. Retirement Account means an Account established by the Committee to record the amount payable to a Participant resulting from Company Contributions credited to that Account.

2.34   Retirement Account Election. Retirement Account Election means a written election by a Participant that specifies the Payment Schedule applicable to the Retirement Account.  If a Participant fails to complete a Retirement Account Election, he or she shall be deemed to have elected to receive a lump sum payout of his or her Retirement Benefit.

2.35   Retirement Benefit. Retirement Benefit means the benefit payable to a Participant under the Plan in accordance with Section 6.1 (d).

2.36   Separation from Service. An Employee incurs a Separation from Service upon termination of employment with the Employer. A Director incurs a Separation from Service upon the expiration of all contracts with the Employer, provided the contractual relationship has in good faith been completely terminated. If a Participant is both a Director and an Employee, the services provided as a Director shall be disregarded in determining whether there has been a Separation from Service as an Employee, and the services provided as an Employee shall be disregarded in determining whether there has been a Separation from Service as a Director, provided the portion of the Plan in which the Participant participates as a Director is substantially similar to arrangements covering non-Employee Directors. Whether a Separation from Service has occurred shall be determined by the Committee in accordance with Code Section 409A.

Except in the case of an Employee on a bona fide leave of absence as provided below, an Employee is deemed to have incurred a Separation from Service if the Employer and the Employee reasonably anticipated that the level of services to be performed by the

Employee after a date certain would be reduced to 20% or less of the average services rendered by the Employee during the immediately preceding 36-month period (or the total period of employment, if less than 36 months), disregarding periods during which the Employee was on a bona fide leave of absence.

An Employee who is absent from work due to military leave, sick leave, or other bona fide leave of absence shall incur a Separation from Service on the first date immediately following the later of (i) the six-month anniversary of the commencement of the leave or (ii) the expiration of the Employee's right, if any, to reemployment under statute or contract.

For purposes of determining whether a Separation from Service has occurred, the Employer means the Employer as defined in Section 2.23 of the Plan, except that in applying Code sections 1563(a)(1), (2) and (3) for purposes of determining whether another organization is an Affiliate of the Company under Code Section 414(b), and in applying Treasury Regulation Section 1.414(c)-2 for purposes of determining whether another organization is an Affiliate of the Company under Code Section 414 (c), "at least 50 percent" shall be used instead of "at least 80 percent" each place in appears in those sections.

The Committee specifically reserves the right to determine whether a sale or other disposition of substantial assets to an unrelated party constitutes a Separation from Service with respect to a Participant providing services to the seller immediately prior to the transaction and providing services to the buyer after the transaction. Such determination shall be made in accordance with the requirements of Code Section 409A.

2.37    Specified Date Account. A Specified Date Account means an Account established pursuant to Section 4.3 that will be paid (or that will commence to be paid) at a future date as specified in the Participant's Compensation Deferral Agreement. Unless otherwise determined by the Committee, a Participant may maintain no more than five Specified Date Accounts. A Specified Date Account may be identified in enrollment materials as an "In-Service Account" or such other name as established by the Committee without affecting the meaning thereof.

2.38    Specified Date Benefit. Specified Date Benefit means the benefit payable to a Participant under the Plan in accordance with Section 6.1(b).

2.39    Specified Employee. Specified Employee means an Employee who, as of the date of his Separation from Service, is a "key employee" of the Company or any Affiliate, any stock of which is actively traded on an established securities market or otherwise.  An Employee is a key employee if he meets the requirements of Code Section 416(i)(1)(A)(i), (ii), or (iii) (applied in accordance with applicable regulations thereunder and without regard to Code Section 416(i)(5)) at any time during the 12-month period ending on the Specified Employee Identification Date. Such Employee shall be treated as a key employee for the entire 12-month period beginning on the Specified Employee Effective Date.

For purposes of determining whether an Employee is a Specified Employee, the compensation of the Employee shall be determined in accordance with the definition of compensation provided under Treas. Reg. Section 1.415(c)-2(d)(3) (wages within the meaning of Code section 3401(a) for purposes of income tax withholding at the source, plus amounts excludible from gross income under section 125(a), 132(f)(4), 402(e)(3), 402(h)(1)(B), 402(k) or 457(b), without regard to rules that limit the remuneration included in wages based on the nature or location of the employment or the services performed); provided, however, that, with respect to a nonresident alien who is not a Participant in the Plan, compensation shall not include compensation that is not includible in the gross income of the Employee under Code Sections 872, 893, 894, 911, 931 and 933, provided such compensation is not effectively connected with the conduct of a trade or business within the United States.

Notwithstanding anything in this paragraph to the contrary, (i) if a different definition of compensation has been designated by the Company with respect to another nonqualified deferred compensation plan in which a key employee participates, the definition of compensation shall be the definition provided in Treas. Reg. Section 1.409A-1(i)(2), and (ii) the Company may through action that is legally binding with respect to all nonqualified deferred compensation plans maintained by the Company, elect to use a different definition of compensation.

In the event of corporate transactions described in Treas. Reg. Section 1.409A-1(i)6), the identification of Specified Employees shall be determined in accordance with the default rules described therein, unless the Employer elects to utilize the available alternative methodology through designations made within the timeframes specified therein.

2.40    Specified Employee Identification Date. Specified Employee Identification Date means December 31, unless the Employer has elected a different date through action that is legally binding with respect to all nonqualified deferred compensation plans maintained by the Employer.

2.41    Specified Employee Effective Date. Specified Employee Effective Date means the first day of the fourth month following the Specified Employee Identification Date, or such earlier date as is selected by the Committee.

2.42    Substantial Risk of Forfeiture. Substantial Risk of Forfeiture shall have the meaning specified in Treas. Reg. Section 1.409A-1 (d).

2.43    <u>Termination Account.</u> Termination Account means an Account established by the Committee to record the amounts payable to a Participant that have not been allocated to a Specified Date Account or the Retirement Account. Unless the Participant has established a Specified Date Account, all Deferrals and Company Contributions (other than Company Contributions to a Retirement Account) shall be allocated to a Termination Account on behalf of the Participant.

2.44    <u>Termination Benefit.</u> Termination Benefit means the benefit payable (other than from the Retirement Account) to a Participant under the Plan following the Participant's Separation from Service for reasons other than death.

2.45    <u>Unforeseeable Emergency.</u> An Unforeseeable Emergency means a severe financial hardship to the Participant resulting from an illness or accident of the Participant, the Participant's spouse, the Participant's dependent (as defined in Code section 152, without regard to section 152(b)(1), (b)(2), and (d)(1)(B)), or a Beneficiary; loss of the Participant's property due to casualty (including the need to rebuild a home following damage to a home not otherwise covered by insurance, for example, as a result of a natural disaster); or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant. The types of events which may qualify as an Unforeseeable Emergency may be limited by the Committee.

2.46    <u>Valuation Date.</u> Valuation Date shall mean each Business Day.

2.47    <u>Year of Service</u>. A Year of Service shall mean each 12-month period of continuous service with the Employer.

## ARTICLE III
*Eligibility and Participation*

3.1    <u>Eligibility and Participation.</u> An Eligible Employee or Director becomes a Participant upon the earlier to occur of (i) a credit of Company Contributions under Article V or (ii) receipt of notification of eligibility to defer Compensation to the Plan.

3.2    <u>Duration.</u> A Participant shall be eligible to defer Compensation and receive allocations of Company Contributions, subject to the terms of the Plan, for as long as such Participant remains an Eligible Employee or Director. A Participant who is no longer an Eligible Employee or a Director but has not Separated from Service may not defer Compensation under the Plan beyond the Plan Year in which he or she became ineligible, but may otherwise exercise all of the rights of a Participant under the Plan with respect to his or her Account(s). On and after a Separation from Service, a Participant shall remain a Participant as long as his or her Account Balance is greater than zero and during such time may continue to make allocation elections as provided in Section 8.4. An individual shall cease being a Participant in the Plan when all benefits under the Plan to which he or she is entitled have been paid.

## ARTICLE IV
*Deferrals*

4.1  <u>Deferral Elections, Generally.</u>

(a)  An Eligible Employee or Director shall submit a Compensation Deferral Agreement during the enrollment periods established by the Committee and in the manner specified by the Committee, but in any event, in accordance with Section 4.2. A Compensation Deferral Agreement that is not timely filed with respect to a service period or component of Compensation shall be considered void and shall have no effect with respect to such service period or Compensation. The Committee may modify any Compensation Deferral Agreement prior to the date the election becomes irrevocable under the rules of Section 4.2.

(b)  The Participant shall specify on his or her Compensation Deferral Agreement whether to allocate Deferrals to a Termination Account or to a Specified Date Account. If no designation is made, all Deferrals shall be allocated to the Termination Account. A Participant may also specify in his or her Compensation Deferral Agreement the Payment Schedule applicable to his or her Plan Accounts. If the Payment Schedule is not specified in a Compensation Deferral Agreement, the Payment Schedule shall be the Payment Schedule specified in Section 6.2.

4.2  <u>Timing Requirements for Compensation Deferral Agreements.</u>

(a)  *First Year of Eligibility.* In the case of the first year in which an Eligible Employee or Director becomes eligible to participate in the Plan, he has up to 30 days following his initial eligibility to submit a Compensation Deferral Agreement with respect to Compensation to be earned during such year. The Compensation Deferral Agreement described in this paragraph becomes irrevocable upon the end of such 30-day period. The determination of whether an Eligible Employee or Director may file a Compensation Deferral Agreement under this paragraph shall be determined in accordance with the rules of Code Section 409A, including the provisions of Treas. Reg. Section 1.409A-2(a)(7).

A Compensation Deferral Agreement filed under this paragraph applies to Compensation earned on and after the date the Compensation Deferral Agreement becomes irrevocable.

(b) *Prior Year Election.* Except as otherwise provided in this Section 4.2, Participants may defer Compensation by filing a Compensation Deferral Agreement no later than December 31 of the year prior to the year in which the Compensation to be deferred is earned. A Compensation Deferral Agreement described in this paragraph shall become irrevocable with respect to such Compensation as of January 1 of the year in which such Compensation is earned.

(c) *Performance-Based Compensation.* Participants may file a Compensation Deferral Agreement with respect to Performance-Based Compensation no later than the date that is six months before the end of the performance period, provided that:

    i.     the Participant performs services continuously from the later of the beginning of the performance period or the date the criteria are established through the date the Compensation Deferral Agreement is submitted; and

    ii.    the Compensation is not readily ascertainable as of the date the Compensation Deferral Agreement is filed.

A Compensation Deferral Agreement becomes irrevocable with respect to Performance-Based Compensation as of the day immediately following the latest date for filing such election. Any election to defer Performance-Based Compensation that is made in accordance with this paragraph and that becomes payable as a result of the Participant's death or disability (as defined in Treas. Reg. Section 1.409A-1(e)) or upon a Change in Control, prior to the satisfaction of the performance criteria, will be void.

(d) *Sales Commissions.* Sales commissions (as defined in Treas. Reg. Section 1.409A-2(a)(12)(i)) are considered to be earned in the taxable year of the Participant in which the customer remits payment to the Employer. The Compensation Deferral Agreement must be filed before the last day of the year preceding the year in which the sales commissions are earned and becomes irrevocable after that date.

(e) *Investment Commissions.* Investment commissions (as defined in Treas. Reg. Section 1.409A-2(a)(12(ii)) are considered to be earned in the 12-month period immediately preceding the date assets are valued for purposes of calculating the commission. Investment Commissions must be deferred under the timing rules set forth in this Section 4.2.

(f) *Fiscal Year Compensation.* A Participant may defer Fiscal Year Compensation by filing a Compensation Deferral Agreement prior to the first day of the fiscal year or years in which such Fiscal Year Compensation is earned. The Compensation

Deferral Agreement described in this paragraph becomes irrevocable on the first day of the fiscal year or years to which it applies.

(g) *Short-Term Deferrals.* Compensation that meets the definition of a "short-term deferral" described in Treas. Reg. Section 1.409A-1(b)(4) may be deferred in accordance with the rules of Article VII, applied as if the date the Substantial Risk of Forfeiture lapses is the date payments were originally scheduled to commence, provided, however, that the provisions of Section 7.3 shall not apply to payments attributable to a Change in Control.

(h) *Certain Forfeitable Rights.* With respect to a legally binding right to a payment in a subsequent year that is subject to a forfeiture condition requiring the Participant's continued services for a period of at least twelve months from the date the Participant obtains the legally binding right, an election to defer such Compensation may be made on or before the 30th day after the Participant obtains the legally binding right to the Compensation, provided that the election is made at least twelve months in advance of the earliest date at which the forfeiture condition could lapse. The Compensation Deferral Agreement described in this paragraph becomes irrevocable after such 30th day. If the forfeiture condition applicable to the payment lapses before the end of the required service period as a result of the Participant's death or disability (as defined in Treas. Reg. Section 1.409A-3(i)(4)), or upon a Change in Control, the Compensation Deferral Agreement will be void unless it would be considered timely under another rule described in this Section.

(i) *Company Awards.* Participating Employers may unilaterally provide for deferrals of Company awards prior to the date of such awards. Deferrals of Company awards (such as sign-on, retention, or severance pay) may be negotiated with a Participant prior to the date the Participant has a legally binding right to such Compensation.

(j) *"Evergreen" Deferral Elections.* The Committee, in its discretion, may provide in the Compensation Deferral Agreement that such Compensation Deferral Agreement will continue in effect for each subsequent year or performance period. Such "evergreen" Compensation Deferral Agreements will become effective with respect to an item of Compensation on the date such election becomes irrevocable under this Section 4.2. An evergreen Compensation Deferral Agreement may be terminated or modified prospectively with respect to Compensation for which such election remains revocable under this Section 4.2. A Participant whose Compensation Deferral Agreement is cancelled in accordance with Section 4.6 will be required to file a new Compensation Deferral Agreement under this Article IV in order to recommence Deferrals under the Plan.

# FPIC Insurance Group, Inc. Deferred Compensation Plan

4.3     <u>Allocation of Deferrals.</u> A Compensation Deferral Agreement may allocate Deferrals to one or more Specified Date Accounts and/or to the Termination Account. The Committee may, in its discretion, establish a minimum deferral period for Specified Date Accounts (for example, the third Plan Year following the year Compensation subject to the Compensation Deferral Agreement is earned).

4.4     <u>Deductions from Pay.</u> The Committee has the authority to determine the payroll practices under which any component of Compensation subject to a Compensation Deferral Agreement will be deducted from a Participant's Compensation.

4.5     <u>Vesting.</u> Participant Deferrals shall be 100% vested at all times.

4.6     <u>Cancellation of Deferrals.</u> The Committee may cancel a Participant's Deferrals (i) for the balance of the Plan Year in which an Unforeseeable Emergency occurs, (ii) if the Participant receives a hardship distribution under the Employer's qualified 401(k) plan, through the end of the Plan Year in which the six-month anniversary of the hardship distribution falls, and (iii) during periods in which the Participant is unable to perform the duties of his or her position or any substantially similar position due to a mental or physical impairment that can be expected to result in death or last for a continuous period of at least six months, provided cancellation occurs by the later of the end of the taxable year of the Participant or the 15th day of the third month following the date the Participant incurs the disability (as defined in this paragraph (iii)).

## ARTICLE V
### *Company Contributions*

5.1     <u>Company Contributions.</u>

       (a)     *Discretionary Company Contributions.* The Participating Employer may, from time to time in its sole and absolute discretion, credit Company Contributions to any Participant in any amount determined by the Participating Employer. Such contributions will be credited to a Participant's Termination Account.

       (b)     *Supplemental Retirement Contributions.* The Participating Employer shall from time to time credit Company Contributions to the Retirement Account of identified Participants in accordance with the attached Schedule A, as the same may be amended from time to time.

5.2     <u>Vesting.</u> Company Contributions described in Section 5.1(a) above, and the Earnings thereon, shall vest in accordance with the vesting schedule(s) established by the Committee at the time that the Company Contribution is made. Company Contributions

# FPIC Insurance Group, Inc. Deferred Compensation Plan

described in Section 5.1(b) above, and the Earnings thereon, shall be 100% vested at all times. All Company Contributions shall become 100% vested upon the occurrence of the earliest of: (i) the death of the Participant while actively employed; (ii) the Retirement of the Participant; (iii) the Participant's Separation from Service within twenty-four (24) months after a Change in Control; or (iv) the termination of the Plan following a Change in Control. The Participating Employer may, at any time, in its sole discretion, increase a Participant's vested interest in a Company Contribution. The portion of a Participant's Accounts that remains unvested upon his or her Separation from Service after the application of the terms of this Section 5.2 shall be forfeited.

5.2    <u>Completion of Retirement Account Election</u>. A Participant who has been identified on Schedule A attached hereto as eligible to receive Supplemental Retirement Contributions shall file a Retirement Account Election with the Committee specifying the Payment Schedule applicable to the Retirement Account. The Retirement Account Election shall be submitted no later than December 31 of the year prior to the first year in which a Supplemental Retirement Contribution is credited to his Retirement Account.

## ARTICLE VI
*Benefits*

6.1    <u>Benefits, Generally.</u> A Participant shall be entitled to the following benefits under the Plan:

   *(a) Termination Benefit.* Upon the Participant's Separation from Service, he or she shall be entitled to a Termination Benefit. The Termination Benefit shall be equal to the vested portion of the Termination Account and (i) if the Termination Account is payable in a lump sum, the unpaid balances of any Specified Date Accounts, or (ii) if the Termination Account is payable in installments, the vested portion of any Specified Date Accounts with respect to which payments have not yet commenced. Payment of the Termination Benefit will be made or begin in the earlier of the January or July that is at least seven (7) months after the month in which Separation from Service occurs, based on the value of that Account as of the end of the month prior to the month of payment. If the Termination Benefit is to be paid in the form of installments, any subsequent installment payments will be paid on the anniversary of the date the initial installment was made.

   *(b) Specified Date Benefit.* If the Participant has established one or more Specified Date Accounts, he or she shall be entitled to a Specified Date Benefit with respect to each such Specified Date Account. The Specified Date Benefit shall be equal to the vested portion of the Specified Date Account, based on the value of that Account as of the end of the month designated by the Participant at the time the

Account was established. Payment of the Specified Date Benefit will be made or begin on the first day of the month following the designated month.

*Death Benefit.* In the event of the Participant's death, his or her designated Beneficiary(ies) shall be entitled to a Death Benefit. The Death Benefit shall be equal to the vested portion of the Termination Account and the vested portion of any unpaid balances in the Retirement Account and in any Specified Date Accounts. The Death Benefit shall be based on the value of the Accounts as of the end of the fifth Business Day prior to the date of payment, with payment made on the date 90 days after the date of death (or, if that date is not a Business Day, then on the next Business Day after such date).

(c) *Retirement Benefit.* Upon the Separation from Service of a Participant with a balance in his or her Retirement Account, he or she will be entitled to a Retirement Benefit. The Retirement Benefit shall be equal to the vested portion of the Retirement Account. Payment of the Retirement Benefit will be made or begin in the earlier of the January or July that is at least seven (7) months after the month in which Separation from Service occurs, based on the value of that Account as of the end of the month prior to the month of payment. If the Retirement Benefit is to be paid in the form of installments, any subsequent installment payments will be made on the anniversary of the date the first installment was made.

(d) *Unforeseeable Emergency Payments.* A Participant who experiences an Unforeseeable Emergency may submit a written request to the Committee to receive payment of all or any portion of his or her vested Accounts other than the Retirement Account. Whether a Participant or Beneficiary is faced with an Unforeseeable Emergency permitting an emergency payment shall be determined by the Committee based on the relevant facts and circumstances of each case, but, in any case, a distribution on account of Unforeseeable Emergency may not be made to the extent that such emergency is or may be reimbursed through insurance or otherwise, by liquidation of the Participant's assets, to the extent the liquidation of such assets would not cause severe financial hardship, or by cessation of Deferrals under this Plan. If an emergency payment is approved by the Committee, the amount of the payment shall not exceed the amount reasonably necessary to satisfy the need, taking into account the additional compensation that is available to the Participant as the result of cancellation of deferrals to the Plan, including amounts necessary to pay any taxes or penalties that the Participant reasonably anticipates will result from the payment. The amount of the emergency payment shall be subtracted first from the vested portion of the Participant's Termination Account until depleted and then from the vested Specified Date Accounts, beginning with the Specified Date Account with the latest payment commencement date. Emergency payments shall be paid in a

# FPIC Insurance Group, Inc. Deferred Compensation Plan

single lump sum within the 90-day period following the date the payment is approved by the Committee.

6.2     Form of Payment.

    *(a)* *Termination Benefit; Retirement Benefit.* A Participant who is entitled to receive a Termination Benefit or a Retirement Benefit shall receive payment of such benefit in a single lump sum, unless the Participant elects on his or her initial Compensation Deferral Agreement or Retirement Account Election, as appropriate, or pursuant to Article VII, to have such benefit paid in one of the following alternative forms of payment (i) substantially equal annual installments over a period of two to ten years, as elected by the Participant; or (ii) a lump sum payment of a percentage of the balance in the Termination Account or Retirement Account, as appropriate, with the balance paid in substantially equal annual installments over a period of two to ten years, as elected by the Participant.

    *(b)* *Specified Date Benefit.* The Specified Date Benefit shall be paid in a single lump sum, unless the Participant elects on the Compensation Deferral Agreement with which the account was established, or pursuant to Article VII, to have the Specified Date Account paid in substantially equal annual installments over a period of two to five years, as elected by the Participant.

    Notwithstanding any election of a form of payment by the Participant, upon a Separation from Service the unpaid balance of a Specified Date Account with respect to which payments have not commenced shall be paid in accordance with the form of payment applicable to the Termination or Death Benefit, as applicable. If such benefit is payable in a single lump sum, the unpaid balance of all Specified Date Accounts (including those in pay status) will be paid in a lump sum.

    *(c)* *Death Benefit.* A designated Beneficiary who is entitled to receive a Death Benefit shall receive payment of such benefit in a single lump sum.

    *(d)* *Change in Control.* A Participant will receive a single lump sum payment equal to the unpaid balance of all of his or her Accounts upon a Separation from Service within 24 months following a Change in Control.

    A Participant or Beneficiary receiving installment payments when a Change in Control occurs shall receive the balance of all unpaid Accounts in a single lump sum within 90 days of said Change in Control.

    *(e)* *Small Account Balances.* The Committee shall pay the value of the Participant's Accounts upon a Separation from Service in a single lump sum if the balance of

such Accounts is not greater than $25,000, provided the payment represents the complete liquidation of the Participant's interest in the Plan.

*(f)* *Rules Applicable to Installment Payments.* If a Payment Schedule specifies installment payments, annual payments will be made beginning as of the payment commencement date for such installments and shall continue on each anniversary thereof until the number of installment payments specified in the Payment Schedule has been paid. The amount of each installment payment shall be determined by dividing (a) by (b), where (a) equals the Account Balance as of the Valuation Date and (b) equals the remaining number of installment payments.

For purposes of Article VII, installment payments will be treated as a single form of payment. If a lump sum equal to less than 100% of the Termination Account is paid, the payment commencement date for the installment form of payment will be the first anniversary of the payment of the lump sum.

6.3    Acceleration of or Delay in Payments. The Committee, in its sole and absolute discretion, may elect to accelerate the time or form of payment of a benefit owed to the Participant hereunder, provided such acceleration is permitted under Treas. Reg. Section 1.409A-3(j)(4). The Committee may also, in its sole and absolute discretion, delay the time for payment of a benefit owed to the Participant hereunder, to the extent permitted under Treas. Reg. Section 1.409A-2(b)(7). If the Plan receives a domestic relations order (within the meaning of Code Section 414(p)(1)(B)) directing that all or a portion of a Participant's Accounts be paid to an "alternate payee," any amounts to be paid to the alternate payee(s) shall be paid in a single lump sum.

# ARTICLE VII
*Modifications to Payment Schedules*

7.1    Participant's Right to Modify.  A Participant may modify any or all of the alternative Payment Schedules with respect to an Account, consistent with the permissible Payment Schedules available under the Plan, provided such modification complies with the requirements of this Article VII.  Notwithstanding the foregoing, prior to January 1, 2009, the Committee may permit a Participant to modify any or all of the alternative Payment Schedules with respect to an Account, consistent with the permissible Payment Schedules available under the Plan, and without regard to Sections 7.2, 7.3 and 7.4 hereof, provided such modification complies with the requirements of IRS Notice 2007-86.

7.2    Time of Election. The date on which a modification election is submitted to the Committee must be at least twelve months prior to the date on which payment is scheduled to commence under the Payment Schedule in effect prior to the modification.

7.3     Date of Payment under Modified Payment Schedule. Except with respect to modifications that relate to the payment of a Death Benefit, the date payments are to commence under the modified Payment Schedule must be no earlier than five years after the date payment would have commenced under the original Payment Schedule. Under no circumstances may a modification election result in an acceleration of payments in violation of Code Section 409A.

7.4     Effective Date. A modification election submitted in accordance with this Article VII is irrevocable upon receipt by the Committee and becomes effective 12 months after such date.

7.5     Effect on Accounts. An election to modify a Payment Schedule is specific to the Account or payment event to which it applies, and shall not be construed to affect the Payment Schedules of any other Accounts.

## ARTICLE VIII
### *Valuation of Account Balances; Investments*

8.1     Valuation. Deferrals shall be credited to appropriate Accounts on the date such Compensation would have been paid to the Participant absent the Compensation Deferral Agreement. Company Contributions shall be credited to the Termination Account or the Retirement Account at the times determined by the Committee. Valuation of Accounts shall be performed under procedures approved by the Committee.

8.2     Adjustment for Earnings. Each Account will be adjusted to reflect Earnings on each Business Day.  Adjustments shall reflect the net earnings, gains, losses, expenses, appreciation and depreciation associated with an investment option for each portion of the Account allocated to such option ("investment allocation").

8.3     Investment Options. Investment options will be determined by the Committee. The Committee, in its sole discretion, shall be permitted to add or remove investment options from the Plan menu from time to time, provided that any such additions or removals of investment options shall not be effective with respect to any period prior to the effective date of such change.

8.4     Investment Allocations. A Participant's investment allocation constitutes a deemed, not actual, investment among the investment options comprising the investment menu. At no time shall a Participant have any real or beneficial ownership in any investment option included in the investment menu, nor shall the Participating Employer or any trustee acting on its behalf have any obligation to purchase actual securities as a result of a Participant's investment allocation. A Participant's investment allocation shall be used solely for purposes of adjusting the value of a Participant's Account Balances.

A Participant shall specify an investment allocation for each of his Accounts in accordance with procedures established by the Committee. Allocation among the investment options must be designated in increments of 1%. The Participant's investment allocation will become effective on the same Business Day or, in the case of investment allocations received after a time specified by the Committee, the next Business Day.

A Participant may change an investment allocation on any Business Day, both with respect to future credits to the Plan and with respect to existing Account Balances, in accordance with procedures adopted by the Committee. Changes shall become effective on the same Business Day or, in the case of investment allocations received after a time specified by the Committee, the next Business Day, and shall be applied prospectively.

8.5 <u>Unallocated Deferrals and Accounts.</u> If the Participant fails to make an investment allocation with respect to an Account, such Account shall be invested in an investment option, the primary objective of which is the preservation of capital, as determined by the Committee.

## ARTICLE IX
*Administration*

9.1 <u>Plan Administration</u>. This Plan shall be administered by the Committee which shall have discretionary authority to make, amend, interpret and enforce all appropriate rules and regulations for the administration of this Plan and to utilize its discretion to decide or resolve any and all questions, including but not limited to eligibility for benefits and interpretations of this Plan and its terms, as may arise in connection with the Plan. Claims for benefits shall be filed with the Committee and resolved in accordance with the claims procedures in Article XII.

9.2 <u>Administration Upon Change in Control.</u> Upon a Change in Control, the Committee, as constituted immediately prior to such Change in Control, shall continue to act as the Committee. The individual who was the Chief Executive Officer of the Company (or if such person is unable or unwilling to act, the next highest ranking officer) prior to the Change in Control shall have the authority (but shall not be obligated) to appoint an independent third party to act as the Committee.

Upon such Change in Control, the Company may not remove the Committee, unless 2/3rds of the members of the Board of Directors of the Company and a majority of Participants and Beneficiaries with Account Balances consent to the removal and replacement Committee. Notwithstanding the foregoing, neither the Committee nor the officer described above shall have authority to direct investment of trust assets under any rabbi trust described in Section 11.2.

The Participating Employer shall, with respect to the Committee identified under this Section, (i) pay all reasonable expenses and fees of the Committee, (ii) indemnify the Committee (including individuals serving as Committee members) against any costs, expenses and liabilities including, without limitation, attorneys' fees and expenses arising in connection with the performance of the Committee hereunder, except with respect to matters resulting from the Committee's gross negligence or willful misconduct and (iii) supply full and timely information to the Committee on all matters related to the Plan, any rabbi trust, Participants, Beneficiaries and Accounts as the Committee may reasonably require.

9.3    Withholding. The Participating Employer shall have the right to withhold from any payment due under the Plan (or with respect to any amounts credited to the Plan) any taxes required by law to be withheld in respect of such payment (or credit). Withholdings with respect to amounts credited to the Plan shall be deducted from Compensation that has not been deferred to the Plan.

9.4    Indemnification. The Participating Employers shall indemnify and hold harmless each employee, officer, director, agent or organization, to whom or to which are delegated duties, responsibilities, and authority under the Plan or otherwise with respect to administration of the Plan, including, without limitation, the Committee and its agents, against all claims, liabilities, fines and penalties, and all expenses reasonably incurred by or imposed upon him or it (including but not limited to reasonable attorney fees) which arise as a result of his or its actions or failure to act in connection with the operation and administration of the Plan to the extent lawfully allowable and to the extent that such claim, liability, fine, penalty, or expense is not paid for by liability insurance purchased or paid for by the Participating Employer.  Notwithstanding the foregoing, the Participating Employer shall not indemnify any person or organization if his or its actions or failure to act are due to gross negligence or willful misconduct or for any such amount incurred through any settlement or compromise of any action unless the Participating Employer consents in writing to such settlement or compromise.

9.5    Delegation of Authority. In the administration of this Plan, the Committee may, from time to time, employ agents and delegate to them such administrative duties as it sees fit, and may from time to time consult with legal counsel who shall be legal counsel to the Company.

9.6    Binding Decisions or Actions. The decision or action of the Committee in respect of any question arising out of or in connection with the administration, interpretation and application of the Plan and the rules and regulations thereunder shall be final and conclusive and binding upon all persons having any interest in the Plan.

**ARTICLE X**
*Amendment and Termination*

10.1    Amendment and Termination. The Company may at any time and from time to time amend the Plan or may terminate the Plan as provided in this Article X. Each Participating Employer may also terminate its participation in the Plan.

10.2    Amendments. The Company, by action taken by its Board of Directors, may amend the Plan at any time and for any reason, provided that any such amendment shall not reduce the vested Account Balances of any Participant accrued as of the date of any such amendment or restatement (as if the Participant had incurred a voluntary Separation from Service on such date) or reduce any rights of a Participant under the Plan or other Plan features with respect to Deferrals made prior to the date of any such amendment or restatement without the consent of the Participant. The Board of Directors of the Company may delegate to the Committee the authority to amend the Plan without the consent of the Board of Directors for the purpose of (i) conforming the Plan to the requirements of law, (ii) facilitating the administration of the Plan, (iii) clarifying provisions based on the Committee's interpretation of the document and (iv) making such other amendments as the Board of Directors may authorize.  Notwithstanding the foregoing, the Plan may not be amended after a Change in Control, except to the extent necessary to comply with the requirements of law and then only if such amendment does not reduce the Account Balances (whether vested or unvested) or rights of any Participant or Beneficiary.

10.3    Termination. The Company, by action taken by its Board of Directors, may terminate the Plan and pay Participants and Beneficiaries their Account Balances in a single lump sum at any time, to the extent and in accordance with Treas. Reg. Section 1.409A-3(j)(4)(ix). If a Participating Employer terminates its participation in the Plan, the benefits of affected Employees shall be paid at the time provided in Article VI.

10.4    Accounts Taxable Under Code Section 409A. The Plan is intended to constitute a plan of deferred compensation that meets the requirements for deferral of income taxation under Code Section 409A. The Committee, pursuant to its authority to interpret the Plan, may sever from the Plan or any Compensation Deferral Agreement any provision or exercise of a right that otherwise would result in a violation of Code Section 409A.

**ARTICLE XI**
*Informal Funding*

11.1    General Assets. Obligations established under the terms of the Plan may be satisfied from the general funds of the Participating Employers, or a trust described in this Article XI.

# FPIC Insurance Group, Inc. Deferred Compensation Plan

No Participant, spouse or Beneficiary shall have any right, title or interest whatever in assets of the Participating Employers. Nothing contained in this Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship, between the Participating Employers and any Employee, spouse, or Beneficiary. To the extent that any person acquires a right to receive payments hereunder, such rights are no greater than the right of an unsecured general creditor of the Participating Employer.

11.2    Rabbi Trust. A Participating Employer may, in its sole discretion, establish a grantor trust, commonly known as a rabbi trust, as a vehicle for accumulating assets to pay benefits under the Plan. Payments under the Plan may be paid from the general assets of the Participating Employer or from the assets of any such rabbi trust. Payment from any such source shall reduce the obligation owed to the Participant or Beneficiary under the Plan.

11.3    Participating Employer Contribution. Each Participating Employer shall promptly forward all Deferrals to the Company and shall provide to the Company, upon request, its allocable share of any Company Contribution for any Participant.

## ARTICLE XII
*Claims*

12.1    Filing a Claim. Any controversy or claim arising out of or relating to the Plan shall be filed in writing with the Committee which shall make all determinations concerning such claim. Any claim filed with the Committee and any decision by the Committee denying such claim shall be in writing and shall be delivered to the Participant or Beneficiary filing the claim (the "Claimant").

   a. *In General.* Notice of a denial of benefits will be provided within ninety (90) days of the Committee's receipt of the Claimant's claim for benefits. If the Committee determines that it needs additional time to review the claim, the Committee will provide the Claimant with a notice of the extension before the end of the initial ninety (90) day period. The extension will not be more than ninety (90) days from the end of the initial ninety (90) day period and the notice of extension will explain the special circumstances that require the extension and the date by which the Committee expects to make a decision.

   b. *Contents of Notice.* If a claim for benefits is completely or partially denied, notice of such denial shall be in writing and shall set forth the reasons for denial in plain language. The notice shall (i) cite the pertinent provisions of the Plan document and (ii) explain, where appropriate, how the Claimant can perfect the claim, including a description of any additional material or information necessary to

# FPIC Insurance Group, Inc. Deferred Compensation Plan

complete the claim and why such material or information is necessary. The claim denial also shall include an explanation of the claims review procedures and the time limits applicable to such procedures, including a statement of the Claimant's right to bring a civil action under Section 502(a) of ERISA following an adverse decision on review

12.2    Appeal of Denied Claims. A Claimant whose claim has been completely or partially denied shall be entitled to appeal the claim denial by filing a written appeal with a committee designated to hear such appeals (the "Appeals Committee"). A Claimant who timely requests a review of the denied claim (or his or her authorized representative) may review, upon request and free of charge, copies of all documents, records and other information relevant to the denial and may submit written comments, documents, records and other information relevant to the claim to the Appeals Committee. All written comments, documents, records, and other information shall be considered "relevant" if the information (i) was relied upon in making a benefits determination,(ii) was submitted, considered or generated in the course of making a benefits decision regardless of whether it was relied upon to make the decision, or (iii) demonstrates compliance with administrative processes and safeguards established for making benefit decisions. The Appeals Committee may, in its sole discretion and if it deems appropriate or necessary, decide to hold a hearing with respect to the claim appeal.

(a)    *In General.* Appeal of a denied benefits claim must be filed in writing with the Appeals Committee no later than sixty (60) days after receipt of the written notification of such claim denial. The Appeals Committee shall make its decision regarding the merits of the denied claim within sixty (60) days following receipt of the appeal (or within one hundred and twenty (120) days after such receipt, in a case where there are special circumstances requiring extension of time for reviewing the appealed claim). If an extension of time for reviewing the appeal is required because of special circumstances, written notice of the extension shall be furnished to the Claimant prior to the commencement of the extension. The notice will indicate the special circumstances requiring the extension of time and the date by which the Appeals Committee expects to render the determination on review. The review will take into account comments, documents, records and other information submitted by the Claimant relating to the claim without regard to whether such information was submitted or considered in the initial benefit determination.

(b)    *Contents of Notice.* If a benefits claim is completely or partially denied on review, notice of such denial shall be in writing and shall set forth the reasons for denial in plain language.

The decision on review shall set forth (i) the specific reason or reasons for the denial, (ii) specific references to the pertinent Plan provisions on which the denial is based, (iii) a statement that the Claimant is entitled to receive, upon request and free of charge, reasonable access to and copies of all documents, records, or other information relevant (as defined above) to the Claimant's claim, and (iv) a statement describing any voluntary appeal procedures offered by the plan and a statement of the Claimant's right to bring an action under Section 502(a) of ERISA.

12.3    Claims Appeals Upon Change in Control. Upon a Change in Control, the Appeals Committee, as constituted immediately prior to such Change in Control, shall continue to act as the Appeals Committee. Upon such Change in Control, the Company may not remove any member of the Appeals Committee, but may replace resigning members if 2/3rds of the members of the Board of Directors of the Company and a majority of Participants and Beneficiaries with Account Balances consent to the replacement.

The Appeals Committee shall have the exclusive authority at the appeals stage to interpret the terms of the Plan and resolve appeals under the Claims Procedure.

Each Participating Employer shall, with respect to the Committee identified under this Section, (i) pay its proportionate share of all reasonable expenses and fees of the Appeals Committee, (ii) indemnify the Appeals Committee (including individual committee members) against any costs, expenses and liabilities including, without limitation, attorneys' fees and expenses arising in connection with the performance of the Appeals Committee hereunder, except with respect to matters resulting from the Appeals Committee's gross negligence or willful misconduct and (iii) supply full and timely information to the Appeals Committee on all matters related to the Plan, any rabbi trust, Participants, Beneficiaries and Accounts as the Appeals Committee may reasonably require.

12.4    Legal Action. A Claimant may not bring any legal action, including commencement of any arbitration, relating to a claim for benefits under the Plan unless and until the Claimant has followed the claims procedures under the Plan and exhausted his or her administrative remedies under such claims procedures.

If a Participant or Beneficiary prevails in a legal proceeding brought under the Plan to enforce the rights of such Participant or any other similarly situated Participant or Beneficiary, in whole or in part, the Participating Employer shall reimburse such Participant or Beneficiary for all legal costs, expenses, attorneys' fees and such other liabilities incurred as a result of such proceedings. If the legal proceeding is brought in connection with a Change in Control, or a "change in control" as defined in a rabbi trust described in Section 11.2, the Participant or Beneficiary may file a claim directly with the trustee for reimbursement of such costs, expenses and fees. For purposes of the preceding sentence, the amount of the claim shall be treated as if it were an addition to the

Participant's or Beneficiary's Account Balance and will be included in determining the Participating Employer's trust funding obligation under Section 11.2.

12.5    <u>Discretion of Appeals Committee.</u> All interpretations, determinations and decisions of the Appeals Committee with respect to any claim shall be made in its sole discretion, and shall be final and conclusive.

12.6    <u>Arbitration.</u>

   *(a)    Prior to Change in Control.* If, prior to a Change in Control, any claim or controversy between a Participating Employer and a Participant or Beneficiary is not resolved through the claims procedure set forth in Article XII, such claim shall be submitted to and resolved exclusively by expedited binding arbitration by a single arbitrator. Arbitration shall be conducted in accordance with the following procedures:

   The complaining party shall promptly send written notice to the other party identifying the matter in dispute and the proposed remedy. Following the giving of such notice, the parties shall meet and attempt in good faith to resolve the matter. In the event the parties are unable to resolve the matter within twenty one (21) days, the parties shall meet and attempt in good faith to select a single arbitrator acceptable to both parties. If a single arbitrator is not selected by mutual consent within ten (10) Business Days following the giving of the written notice of dispute, an arbitrator shall be selected from a list of nine persons each of whom shall be an attorney who is either engaged in the active practice of law or recognized arbitrator and who, in either event, is experienced in serving as an arbitrator in disputes between employers and employees, which list shall be provided by the main office of either JAMS, the American Arbitration Associate ("AAA") or the Federal Mediation and Conciliation Service. If, within three Business Days of the parties' receipt of such list, the parties are unable to agree on an arbitrator from the list, then the parties shall each strike names alternatively from the list, with the first to strike being determined by the flip of a coin. After each party has had four strikes, the remaining name on the list shall be the arbitrator. If such person is unable to serve for any reason, the parties shall repeat this process until an arbitrator is selected.

   Unless the parties agree otherwise, within sixty (60) days of the selection of the arbitrator, a hearing shall be conducted before such arbitrator at a time and a place agreed upon by the parties. In the event the parties are unable to agree upon the time or place of the arbitration, the time and place shall be designated by the arbitrator after consultation with the parties. Within thirty (30) days of the conclusion of the arbitration hearing, the arbitrator shall issue an award, accompanied by a written decision explaining the basis for the arbitrator's award.

In any arbitration hereunder, the Participating Employer shall pay all administrative fees of the arbitration and all fees of the arbitrator, except that the Participant or Beneficiary may, if he/she/it wishes, pay up to one-half of those amounts. Each party shall pay its own attorneys' fees, costs, and expenses, unless the arbitrator orders otherwise. The prevailing party in such arbitration, as determined by the arbitrator, and in any enforcement or other court proceedings, shall be entitled, to the extent permitted by law, to reimbursement from the other party for all of the prevailing party's costs (including but not limited to the arbitrator's compensation), expenses, and attorneys' fees. The arbitrator shall have no authority to add to or to modify this Plan, shall apply all applicable law, and shall have no lesser and no greater remedial authority than would a court of law resolving the same claim or controversy. The arbitrator shall have no authority to add to or to modify this Plan, shall apply all applicable law, and shall have no lesser and no greater remedial authority than would a court of law resolving the same claim or controversy. The arbitrator shall, upon an appropriate motion, dismiss any claim without an evidentiary hearing if the party bringing the motion establishes that it would be entitled to summary judgment if the matter had been pursued in court litigation.

The parties shall be entitled to discovery as follows: Each party may take no more than three depositions. The Participating Employer may depose the Participant or Beneficiary plus two other witnesses, and the Participant or Beneficiary may depose the Participating Employer, pursuant to Rule 30(b)(6) of the Federal Rules of Civil Procedure, plus two other witnesses. Each party may make such reasonable document discovery requests as are allowed in the discretion of the arbitrator.

The decision of the arbitrator shall be final, binding, and non-appealable, and may be enforced as a final judgment in any court of competent jurisdiction.

This arbitration provision of the Plan shall extend to claims against any parent, subsidiary, or affiliate of each party, and, when acting within such capacity, any officer, director, shareholder, Participant, Beneficiary, or agent of any party, or of any of the above, and shall apply as well to claims arising out of state and federal statutes and local ordinances as well as to claims arising under the common law or under this Plan.

Notwithstanding the foregoing, and unless otherwise agreed between the parties, either party may apply to a court for provisional relief, including a temporary restraining order or preliminary injunction, on the ground that the arbitration award to which the applicant may be entitled may be rendered ineffectual without provisional relief.

Any arbitration hereunder shall be conducted in accordance with the Federal Arbitration Act: provided, however, that, in the event of any inconsistency between the rules and procedures of the Act and the terms of this Plan, the terms of this Plan shall prevail.

If any of the provisions of this Section 12.6(a) are determined to be unlawful or otherwise unenforceable, in the whole part, such determination shall not affect the validity of the remainder of this section and this section shall be reformed to the extent necessary to carry out its provisions to the greatest extent possible and to insure that the resolution of all conflicts between the parties, including those arising out of statutory claims, shall be resolved by neutral, binding arbitration. If a court should find that the provisions of this Section 12.6(a) are not absolutely binding, then the parties intend any arbitration decision and award to be fully admissible in evidence in any subsequent action, given great weight by any finder of fact and treated as determinative to the maximum extent permitted by law.

The parties do not agree to arbitrate any putative class action or any other representative action. The parties agree to arbitrate only the claims(s) of a single Participant or Beneficiary.

(b) *Upon Change in Control.* If, upon the occurrence of a Change in Control, any dispute, controversy or claim arises between a Participant or Beneficiary and the Participating Employer out of or relating to or concerning the provisions of the Plan, such dispute, controversy or claim shall be finally settled by a court of competent jurisdiction which, notwithstanding any other provision of the Plan, shall apply a de novo standard of review to any determination made by the Company or its Board of Directors, a Participating Employer, the Committee, or the Appeals Committee.

## ARTICLE XIII
*General Provisions*

13.1    Assignment. No interest of any Participant, spouse or Beneficiary under this Plan and no benefit payable hereunder shall be assigned as security for a loan, and any such purported assignment shall be null, void and of no effect, nor shall any such interest or any such benefit be subject in any manner, either voluntarily or involuntarily, to anticipation, sale, transfer, assignment or encumbrance by or through any Participant, spouse or Beneficiary. Notwithstanding anything to the contrary herein, however, the Committee has the discretion to make payments to an alternate payee in accordance with the terms of a domestic relations order (as defined in Code Section 414(p)(1)(B)).

# FPIC Insurance Group, Inc. Deferred Compensation Plan

The Company may assign any or all of its liabilities under this Plan in connection with any restructuring, recapitalization, sale of assets or other similar transactions affecting a Participating Employer without the consent of the Participant.

13.2 <u>No Legal or Equitable Rights or Interest.</u> No Participant or other person shall have any legal or equitable rights or interest in this Plan that are not expressly granted in this Plan. Participation in this Plan does not give any person any right to be retained in the service of the Participating Employer. The right and power of a Participating Employer to dismiss or discharge an Employee is expressly reserved. The Participating Employers make no representations or warranties as to the tax consequences to a Participant or a Participant's beneficiaries resulting from a deferral of income pursuant to the Plan.

13.3 <u>No Employment Contract.</u> Nothing contained herein shall be construed to constitute a contract of employment between an Employee and a Participating Employer.

13.4 <u>Notice.</u> Any notice or filing required or permitted to be delivered to the Committee under this Plan shall be delivered in writing, in person, or through such electronic means as is established by the Committee. Notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark on the receipt for registration or certification. Written transmission shall be sent by certified mail to:

**FPIC INSURANCE GROUP, INC.**
**ATTN: GENERAL COUNSEL**
**225 WATER STREET, SUITE 1400**
**JACKSONVILLLE, FLORIDA 32202**

Any notice or filing required or permitted to be given to a Participant under this Plan shall be sufficient if in writing or hand-delivered, or sent by mail to the last known address of the Participant.

13.5 <u>Headings.</u> The headings of Sections are included solely for convenience of reference, and if there is any conflict between such headings and the text of this Plan, the text shall control.

13.6 <u>Invalid or Unenforceable Provisions.</u> If any provision of this Plan shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof and the Committee may elect in its sole discretion to construe such invalid or unenforceable provisions in a manner that conforms to applicable law or as if such provisions, to the extent invalid or unenforceable, had not been included.

13.7 <u>Lost Participants or Beneficiaries.</u> Any Participant or Beneficiary who is entitled to a benefit from the Plan has the duty to keep the Committee advised of his or her current mailing address. If benefit payments are returned to the Plan or are not presented for payment after a reasonable amount of time, the Committee shall presume that the payee is missing. The Committee, after making such efforts as in its discretion it deems reasonable and appropriate to locate the payee, shall stop payment on any uncashed checks and may discontinue making future payments until contact with the payee is restored.

13.8    <u>Facility of Payment to a Minor.</u>  If a distribution is to be made to a minor, or to a person who is otherwise incompetent, then the Committee may, in its discretion, make such distribution (i) to the legal guardian, or if none, to a parent of a minor payee with whom the payee maintains his or her residence, or (ii) to the conservator or committee or, if none, to the person having custody of an incompetent payee. Any such distribution shall fully discharge the Committee, the Company, and the Plan from further liability on account thereof.

13.9    <u>Governing Law.</u> To the extent not preempted by ERISA, the laws of the state in which the Company maintains its principal place of business shall govern the construction and administration of the Plan.

**IN WITNESS WHEREOF, the undersigned executed this Plan as of the 15th day of December, 2008, to be effective as of the Effective Date.**

**FPIC Insurance Group, Inc.**

By:  <u>T. Malcolm Graham</u>     (Print Name)

Its:  <u>General Counsel and Secretary</u>     (Title)

<u>/s/ T. Malcolm Graham</u>     (Signature)

# FPIC Insurance Group, Inc. Deferred Compensation Plan

**Schedule A**

List of Participants
Selected to Receive Mandatory
Company Contributions to Retirement Account

| Name | Initial Contribution | Annual Contribution (as a Percentage of Base Salary) | |
|---|---|---|---|
| | | | |
| John R. Byers | $1,276,433 | 2009 | 19.00% |
| | | 2010 | 21.75% |
| | | 2011 | 24.50% |
| | | 2012 | 27.25% |
| | | 2013 | 30.00% |
| | | 2014 | 32.75% |
| | | 2015 | 35.50% |
| | | 2016 | 38.25% |
| | | 2017 | 41.00% |
| | | 2018 | 43.75% |
| | | 2019 | 19.00% |
| Charles Divita, III | $137,947 | 5.25% | |
| Robert E. White, Jr. | $535,430 | 16.00% | |